AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1998.

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  FORM 20-F/A



(MARK ONE)

[X]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B)
                 OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[_]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the fiscal year ended:

                                      OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  for the transition period from      to

                    COMMISSION FILE NUMBER: 001-14475

                           TELESP PARTICIPACOES S.A.

            (Exact name of Registrant as specified in its charter)

                            TELESP HOLDING COMPANY
                (Translation of Registrant's name into English)

                       THE FEDERATIVE REPUBLIC OF BRAZIL
                (Jurisdiction of incorporation or organization)

              SCN-QUADRA CN2, LOTE F, 2(degrees) ANDAR, SALA 206
                              BRASILIA-DF, BRAZIL
                   (Address of principal executive offices)

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE
                                     ACT:


         TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
         -------------------        -----------------------------------------
   Preferred Shares, without par
    value..........................         New York Stock Exchange*

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* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
                                   ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                               OF THE ACT: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last fiscal year covered by this Registration Statement: None

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes   No X

   Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17   Item 18 X

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                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
          PRESENTATION OF INFORMATION...................................   ii
          GLOSSARY OF TERMS.............................................   vi
          EXCHANGE RATES................................................   ix

                                     PART I

 ITEM 1.  Description of Business.......................................    1
 ITEM 2.  Description of Property.......................................   29
 ITEM 3.  Legal Proceedings.............................................   29
 ITEM 4.  Control of Registrant.........................................   30
 ITEM 5.  Nature of Trading Market......................................   31
 ITEM 6.  Exchange Controls and Other Limitations Affecting Security
          Holders.......................................................   34
 ITEM 7.  Taxation......................................................   35
 ITEM 8.  Selected Financial Data.......................................   40
 ITEM 9.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations.....................................   44
 ITEM 9A. Quantitative and Qualitative Disclosures about Market Risk....   59
 ITEM 10. Directors and Officers of Registrant..........................   59
 ITEM 11. Compensation of Directors and Officers........................   61
 ITEM 12. Options to Purchase Securities from Registrant or
          Subsidiaries..................................................   61
 ITEM 13. Interest of Management in Certain Transactions................   61

                                    PART II

 ITEM 14. Description of Securities to be Registered....................   62

                                    PART III

 ITEM 15. Defaults upon Senior Securities...............................   75
 ITEM 16. Changes in Securities and Changes in Security for Registered
          Securities....................................................   75

                                    PART IV

 ITEM 17. Consolidated Financial Statements.............................   75
 ITEM 18. Consolidated Financial Statements.............................   75
 ITEM 19. Consolidated Financial Statements and Exhibits................   75

                          PRESENTATION OF INFORMATION

OVERVIEW

  Telesp Participacoes S.A. (the "Registrant"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), was formed upon the reorganization of Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras"), a corporation organized under the laws of Brazil that, together with its operating subsidiaries (the "Telebras System"), was the primary supplier of public telecommunications services in Brazil. On May 22, 1998, the shareholders of Telebras approved the restructuring of the Telebras System to form, in addition to Telebras, twelve new telecommunications companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao or "split-up". The New Holding Companies were allocated substantially all the assets and liabilities of Telebras, including the shares held by Telebras of the operating companies of the Telebras System. The New Holding Companies, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and
(c) one national long-distance carrier. The separation of the Telebras System into the New Holding Companies and their respective subsidiaries is referred to in this Registration Statement on Form 20-F (the "Registration Statement") as the "Breakup" of Telebras. Prior to the Breakup, Telebras, through its operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. See "Description of Business--Background" and "--The Company."

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. In the Breakup, all of the share capital held by Telebras of Telecomunicacoes de Sao Paulo S.A.--Telesp ("Telesp") (71.4% of Telesp's total share capital, including 87.3% of its voting stock) and of Companhia Telefonica da Borda do Campo--CTBC ("CTBC") (69.8% of CTBC's total share capital, including 86.7% of its voting stock) was transferred to the Registrant. Telesp is the principal provider of fixed-line public telecommunications services in the Brazilian state of Sao Paulo. Prior to January 1, 1998, Telesp also had a cellular telephone business. In preparation for the Breakup of Telebras, on January 30, 1998 the cellular telephone business of Telesp was "spun off" effective January 1, 1998 to a newly formed company called Telesp Celular S.A. See "Description of Business--Background" and "--The Company."

  A substantial part of the Registrant's assets are shares of its operating subsidiaries. The Registrant relies largely on dividends from its subsidiaries to meet its need for cash, including for the payment of dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  As used herein, the "Company" refers to the Registrant and its consolidated subsidiaries Telesp and CTBC.

PRESENTATION OF FINANCIAL INFORMATION

 FINANCIAL STATEMENTS AND MINORITY INTERESTS

  The audited consolidated balance sheets included herein as of December 31, 1996 and 1997 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 1995, 1996 and 1997, (including the notes thereto, the "Consolidated Financial Statements") are the consolidated financial statements of the Registrant and its subsidiaries, Telesp and CTBC. The portion of the consolidated equity and net income of Telesp and CTBC attributable to shareholders of Telesp and CTBC other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned 28.6% and 30.2% of the share capital of Telesp and CTBC, respectively. Substantially all such share capital is comprised of preferred shares originally issued from time to time by the Registrant's subsidiaries in connection with such subsidiaries' auto-financing activities. The consideration paid for such preferred shares was the higher of market or book value at the time of issuance, for shares issued after August 1996, and book value for shares issued prior to August 1996. A secondary trading market has developed in such preferred shares in which institutional and other investors participate. For a discussion of such auto-financing activities, see "Description of Business--Rates--Local Services."

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Registrant and its subsidiaries, Telesp and CTBC, as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

 FORMATION OF REGISTRANT

  The separation of the fixed and cellular telecommunications businesses and the formation of the Registrant has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from Telesp to Telesp Cellular at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of Telesp and CTBC been separate legal entities during such periods. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 31 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Telesp Participacoes S.A. were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$171,236,000 in relation to the Company's historical retained earnings. See Note 31 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from Telesp. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations for the years ended December 31, 1995, 1996 and 1997-- Allocated and unallocated interest expense and unallocated interest income."

  In connection with the formation of the Registrant, certain assets and liabilities of Telebras in addition to its interests in Telesp and CTBC were spun off to the Registrant. The principal such assets and liabilities were certain loans and other financings (which comprised substantially all the external indebtedness of Telebras), cash and other current assets, noncurrent assets and certain investments. See Note 31 to the Consolidated Financial Statements, which includes a consolidated balance sheet of the Registrant reflecting all the assets and liabilities spun off to the Registrant as of February 28, 1998. The Registrant received R$479.9 million of Telebras indebtedness and R$729.9 million of Telebras current assets, including R$439.2 million in cash and cash equivalents. A substantial amount of the assets received from Telebras (principally investment in subsidiaries) is eliminated upon consolidation.

 EFFECTS OF INFLATION

  The Consolidated Financial Statements contained herein were prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP") and are presented in Brazilian reais. Pursuant to Brazilian GAAP, the Consolidated Financial Statements and the other financial information presented herein recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation and, unless otherwise specified, have been indexed and expressed in constant reais of December 31, 1997 purchasing power by using the daily changes or the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or the "UFIR") through December 31, 1995.

  Until December 31, 1995, the relevant inflation index selected by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM, no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the Indice Geral de Precos--Mercado (the General Prices Index-Market or the "IGP-M") be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its financial statements in accordance with the constant currency method as of January 1, 1996. See Note 2 to the Consolidated Financial Statements.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare the Consolidated Financial Statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare the Consolidated Financial Statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

CURRENCY TRANSLATIONS

  All references herein to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time). All amounts in cruzeiros reais have been restated in reais in this Registration Statement. Certain amounts herein may not sum due to rounding.

  This Registration Statement contains translations of certain real amounts into U.S. dollars solely for the convenience of the reader. These translations should not be construed as representations that the real amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") published by Banco Central do Brasil (the "Central Bank of Brazil") for December 31, 1997, which was 1.1164 to US$1.00. The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Registration Statement. See "Exchange Rates" for information regarding rates of exchange.

MARKET INFORMATION

  Upon the Breakup of Telebras, holders of common and preferred Telebras shares ("Telebras Common Shares" and "Telebras Preferred Shares" and, together, "Telebras Shares") were deemed under Brazilian law to own, in addition to such Telebras Shares, one common or preferred share, as applicable, of each New Holding Company for each such Telebras Share held by them. Following the Breakup and until September 21, 1998, the Telebras Common Shares and the common shares of the New Holding Companies traded only as a unit on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges"). Similarly, the Telebras Preferred Shares and the preferred shares of the New Holding Companies traded only as a unit on the

Brazilian Stock Exchanges during this period. Telebras American Depositary Shares ("Telebras ADSs"), each originally representing ownership of 1,000 Telebras Preferred Shares, have continued to trade on the New York Stock Exchange, Inc. (the "NYSE") except that since the Breakup, each Telebras ADS has represented 1,000 Telebras Preferred Shares and of 1,000 preferred shares of each of the New Holding Companies. On September 21, 1998, the common shares and preferred shares of each New Holding Company were distributed in Brazil and commenced trading separately on the Brazilian Stock Exchanges. It is expected that during the fourth quarter of 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and will commence trading separately on the NYSE. See "Nature of Trading Market" and "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  References herein to the "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Registrant. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs will be evidenced by American Depositary Receipts ("ADRs").

                               GLOSSARY OF TERMS

  The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Registration Statement.

  Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge".

  Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

  AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

  Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

  Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

  ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

  Automatic international roaming: A service which permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may receive calls made to the subscriber's regular cellular number (such calls are "automatically" passed to the foreign operator's network).

  Band A Operator: A former Telebras cellular operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A".

  Band B Operator: A cellular operator that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B".

  Base station: In cellular mobile telecommunications, a radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

  Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

  CATV (Cable television): Cable or fiber-based distribution of TV programs.

  CDMA (Code Division Multiple Access): A standard of digital cellular technology.

  Cell: The geographic area covered by a single base station in a cellular mobile phone system.

  Cell splitting: The process of dividing cells into smaller coverage areas by reducing their power output and the antenna height of the station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a mobile communications system.

  Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

  Channel: One of a number of discrete frequency ranges utilized by a base station.

  Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

  Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

  Exchange: See Switch.

  Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

  Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

  ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

  Leased high-speed data communication: The digital exchange of information at speeds exceeding 64Kbps transmitted through mediums that are leased to users for their exclusive use.

  Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

  Manual international roaming: A service that permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign operator for use while roaming.

  Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

  Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

  Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge".

  Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

  Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

  PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

  Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

  Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

  PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

  Repeaters: A device that amplifies an input signal for retransmission.

  Roaming: A function that enables cellular subscribers to use their cellular phone on networks of operators other than the one with which they signed their initial contract.

  Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

  SDH (Synchronous Digital Hierarchy): A hierarchy set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

  Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

  Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

  TDMA (Time Division Multiple Access): A standard of digital cellular technology.

  Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

  Value Added Services: Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network.

                                EXCHANGE RATES

  There are two legal foreign exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Commercial Market Rate" for any day is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank of Brazil. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

  On July 1, 1994 the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in resources, but the Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. On March 6, 1995, the Central Bank of Brazil announced that it would intervene in the market and buy or sell U.S. dollars, and established a trading band (faixa de flutuacao) for the Commercial Market Rate (which is defined through auction) within which the exchange rate between the real and the U.S. dollar could fluctuate. The Central Bank of Brazil initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank of Brazil issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank of Brazil issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank of Brazil adjusted the exchange rate within such band on a number of occasions, generally in increments of R$0.001, by means of buying and selling U.S. dollars in electronic auctions. On February 18, 1997, the band was reset by the Central Bank of Brazil to float between R$1.05 and R$1.14 per US$1.00. On May 5, 1998, the band was reset by the Central Bank of Brazil to float between R$1.12 to R$1.22 per US$1.00. As of October 23, 1998, the trading band has not been reset by the Central Bank of Brazil. There can be no assurance that the band will not be altered in the future or that the real will maintain its current exchange rate in future periods.

  The following table sets forth the Commercial Market Rate expressed in reais per U.S. dollar for the periods and dates indicated. Prior to July 14, 1994, the Federal Reserve Bank of New York did not publish a noon buying rate for customs purposes in the City of New York for cable transfers in the Brazilian real and its predecessor currencies (the "Noon Buying Rate").

                                                  COMMERCIAL MARKET RATE:
                                               NOMINAL REAIS PER US$1.00(1)
                                            -----------------------------------
YEAR ENDED DECEMBER 31,(1)                   LOW    HIGH  AVERAGE(2) PERIOD-END
--------------------------                  ------ ------ ---------- ----------
1993....................................... 0.0044 0.1186   0.0369     0.1186
1994....................................... 0.1204 0.9815   0.6754     0.8490
1995....................................... 0.8340 0.9726   0.9227     0.9726
1996....................................... 0.9726 1.0394   1.0080     1.0394
1997....................................... 1.0395 1.1164   1.0555     1.1164(3)
1998 (through October 23).................. 1.1165 1.1911   1.1560     1.1911

--------
Source: Central Bank of Brazil
(1) Amounts expressed in nominal reais have been translated from the predecessor Brazilian currencies in effect during the relevant period at the rates of exchange at the times the successor currencies became the lawful currency of Brazil.
(2) Represents the average of the month-end exchange rates during the relevant period.
(3) The Noon Buying Rate on December 31, 1997 was R$1.1165 per U.S. dollars.

                                    PART I

ITEM 1: DESCRIPTION OF BUSINESS

BACKGROUND

 TELEBRAS AND THE TELEBRAS SYSTEM

  Until 1972, telephone services in Brazil were provided by more than 900 independent companies, which supplied non-integrated basic telephone services. Telebras was incorporated on November 9, 1972, pursuant to special legislation, for the principal purposes of (i) acting as a holding company for operating companies providing public telecommunications services in Brazil and
(ii) implementing the policies of the federal government of Brazil (the "Federal Government") in the modernization and expansion of the Brazilian telecommunications system. Between 1972 and 1975, Telebras, through its subsidiaries, acquired almost all the other telephone companies in Brazil. Telebras and its operating subsidiaries are referred to collectively herein as the "Telebras System." Only four operating companies remained outside the Telebras System at December 31, 1997, representing approximately 9% of all lines in service in Brazil at that date. Telebras is controlled by the Federal Government, and the operations of the Telebras System are subject to regulation by the Federal Government. The operating subsidiaries of Telebras were controlled by the Federal Government until August 4, 1998. See "-- Regulatory Reform and Privatization."

  At December 31, 1997, Telebras, through 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. Empresa Brasileira de Telecomunicacoes S.A.--Embratel ("Embratel"), a subsidiary of Telebras, owned and operated all of the interstate and international telephone transmission facilities in Brazil. Through the other 27 subsidiaries, the Telebras System was the primary provider of local and intrastate telecommunications service and the leading provider of cellular mobile telephone service. The Telebras System also provided telecommunications-related services, such as data communication, sound and image transmission and other value-added services throughout Brazil. On January 30, 1998, each of the operating subsidiaries other than Embratel and Companhia Telefonica da Borda do Campo--CTBC ("CTBC") spun off its cellular telephone operations into a separate company.

  In 1997, Telebras was the second largest company in Brazil as measured by gross revenues of R$20.7 billion.

 REGULATORY REFORM AND PRIVATIZATION

  Beginning in 1995, the Federal Government undertook a comprehensive reform of regulation of the telecommunications industry. In August 1995, the federal Constitution was amended to permit the Federal Government to grant concessions to private companies to provide telecommunications services. In July 1997, the federal Congress adopted Law No. 9,472 of July 16, 1997, the Lei Geral de Telecomunicacoes (the "Telecommunications Law"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebras System. The Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes ("Anatel"), which has begun to adopt a series of regulatory enactments that implement the provisions of the Telecommunications Law (together with the regulations, decrees, orders and plans issued by the President of Brazil on telecommunications, the "Telecommunications Regulations"). See "--Regulation of the Brazilian Telecommunications Industry."

  On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies, which, together with their respective subsidiaries, now comprise (a) three regional fixed-line operators (including the Company), (b) eight regional cellular operators and (c) one domestic and international long-distance carrier. Prior to the Breakup of the Telebras System, Embratel provided all interstate telephone service and the other subsidiaries of Telebras provided fixed-line and cellular service in their respective territories, which, subject to limited exceptions, corresponded to the separate Brazilian states. Following the Breakup, each of the eight cellular operators provides cellular telephone service on Band A in one of eight regions into which Brazil has been divided for purposes of cellular telephone service and each of the three fixed-line operators provides local fixed-line telephone service and intra-regional long-distance fixed-line telephone service in one of three regions into which Brazil has been divided for the purposes of fixed-line telephone service.

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive Shares of the twelve New Holding Companies upon the distribution. The total consideration to be paid to the Federal Government for the twelve New Holding Companies is R$22.1 billion. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, the New Controlling Shareholders now control the New Holding Companies. Following the distribution of the shares of the New Holding Companies, Telebras is expected to be delisted from the NYSE and liquidated.

  The New Controlling Shareholder of the Registrant is Tele Brasil Sul Participacoes S.A. ("Tele Brasil Sul"), a company owned by Telefonica Internacional S.A. (56.66%), Portugal Telecom S.A. (23.00%), Banco Bilbao Vizcaya (7.00%), Iberdrola S.A. (7.00%) and RBS Participacoes S.A. (6.34%). For a description of the business activities of the shareholders of Tele Brasil Sul, see "Control of Registrant." Tele Brasil Sul agreed to pay R$5.78 billion for the Federal Government's stake in the Registrant, R$2.31 billion of which was paid on August 3, 1998 and the remainder of which will be paid in two equal installments over the next two years. The entire proceeds of the sale of the Federal Government's stake in the Registrant will be retained by the Federal Government.

  On August 20, 1998, Brazil's Minister of Communications determined that Telebras would be dissolved and liquidated. The Minister announced that Telebras will prepare, within the next twelve months, a liquidation plan to be submitted to a shareholders' meeting convened to approve the dissolution of Telebras and its subsequent liquidation.

  The adoption of the Telecommunications Law and the Telecommunications Regulations has led, and the privatization of the Telebras System will lead, to sweeping changes in the operating, regulatory and competitive environment for Brazilian telecommunications. The changes include (a) the establishment of an independent regulator and the development of comprehensive regulation of the telecommunications sector, (b) the Breakup of Telebras, (c) the sale of a controlling interest in the Registrant to one or more new investors and (d) the introduction of competition in the provision of all telecommunications services. All of these developments will materially affect the Company and the other New Holding Companies, and the Company cannot predict the effects of these changes on its business, financial condition, results of operations or prospects. The extensive changes in the structure and regulation of the Brazilian telecommunications industry must also be carefully considered in reviewing historical information and in evaluating the future financial and operating performance of the Company.

THE COMPANY

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. It owns 71.4% of the share capital (including 87.3% of the voting stock) of Telesp, which is the principal provider of fixed-line public telecommunications services in the Brazilian state of Sao Paulo. The Registrant also owns, directly and through Telesp, 69.8% of the share capital (including 86.7% of the voting stock) of CTBC, which provides local public fixed-line telecommunications services in an area near the city of Sao Paulo. See "Presentation of Information--Overview." The shares of Telesp and CTBC are listed on the Brazilian stock exchanges. The minority interests in the Company are held by pension funds sponsored by public companies, regional development funds, mutual funds and individuals who obtained shares in the Company pursuant to the prior system of "auto-financing" in which each new customer was required to invest in shares of Telebras or its subsidiaries. For a discussion of auto-financing see "--Rates--Local Services." In 1997, Telesp generated 91% of the Company's net operating revenue and 91% of the Company's net income. In 1997, CTBC generated 9% of the Company's net operating revenue and 9% of the Company's net income.

  As a result of the Breakup of Telebras on May 22, 1998 and the privatization of the New Holding Companies on July 29, 1998, the Company is in default under substantially all of the credit agreements to which it is a party. The Company is currently under negotiations with the appropriate creditors with respect to the indebtedness in default. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Defaults upon Senior Securities."

  Telesp was established in April 1973, as a successor to the formerly foreign-controlled Companhia Telefonica Brasileira--CTB, which had been purchased by the Federal Government. It also acquired a controlling interest in CTBC in 1973. CTBC was founded in 1954 to provide telephone services in the "ABC" region of the greater Sao Paulo metropolitan area, which consists primarily of the municipalities of Santo Andre, Sao Bernardo do Campo and Sao Caetano do Sul.

  The Company provides public fixed-line telecommunications services pursuant to concessions granted to Telesp and CTBC by the Federal Government (the "Concessions"). Each Concession will expire on December 31, 2005 and may be renewed for a further term of 20 years if the Company meets certain obligations set forth in the Concessions. The Concessions may also be revoked by Anatel prior to 2005 under certain circumstances. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." If the Company elects to renew a Concession, the Company will be required to pay a biannual fee equal to 2% of its annual net revenue from the provision of fixed-line public telecommunications services in the Concession area for the prior year (excluding taxes and social contributions) during the 20-year renewal period. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  The Concessions authorize the Company to operate in concession areas covering a region consisting of the entire state of Sao Paulo, excluding a small area where two operators that were not part of the Telebras System continue to operate independently (the "Region"). The portion of the state of Sao Paulo that is excluded from the Region represents approximately 4% of total lines in service and 2% of the population in the state. Within the Region, the Company is currently the only supplier of local and intra-regional fixed-line telecommunications services, but the Telecommunications Law and Telecommunications Regulations contemplate the introduction of limited competition following the privatization and full competition beginning after December 31, 2001. See "--Competition."

  The Company's Concessions have been granted under the Public Regime. For a description of the Public Regime, see "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses." The Company, together with Embratel and the two other regional fixed-line companies, is one of four companies in Brazil operating under Public Regime Concessions. As an operator under the Public Regime, the Company is subject to certain obligations, principally concerning the continuous provision of service throughout the Region ("universal service"), quality of service, and network expansion and modernization. Anatel has the power, if certain of these obligations are not met, to impose penalties including revocation of the Company's Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  The Registrant's headquarters are located at SCN-Quadra CN2, Lote F, 2(degrees) Andar, Sala 206, Brasilia-DF, 70710-500, Brazil, and its telephone number is (011) (55) (61) 327-5500 or 327-5505.

THE STATE OF SAO PAULO

  The state of Sao Paulo covers an area of 248,600 square kilometers, representing 2.9% of the country's total area. Its population of approximately 34 million represents 21% of the total population of Brazil, and it has 60 metropolitan areas with populations in excess of 100,000 people. Per capita income in the state of Sao Paulo is approximately US$8,000 per year and the state generates approximately 35% of Brazil's gross domestic product. The unemployment rate for the Sao Paulo metropolitan area is approximately 15%. Approximately 35% of all domestic long-distance telecommunications traffic in Brazil originates or terminates within the state of Sao Paulo.

  Set forth below is a map showing the location of the state of Sao Paulo within Brazil.

                                [MAP OF BRAZIL]


  The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy, in general, and of the state of Sao Paulo, in particular. See "--Brazilian Economic Environment."

CUSTOMER SERVICES

 OVERVIEW

  The services the Company provides and the composition of its revenues have changed significantly as a result of the Telecommunications Law, the Telecommunications Regulations and the Breakup and Privatization of the Telebras System. The Company's current services include principally: (i) local services, including installation charges, monthly subscription charges, measured service and public telephones, (ii) intra-regional long-distance service, (iii) data transmission, (iv) network services, including interconnection and leasing of facilities, and (v) other services. The Company does not sell, rent or otherwise provide telephone equipment such as handsets or switchboards. Currently, the interconnection revenues the Company receives include fees paid by Embratel, cellular companies and other telecommunications companies for the use of the Company's network. Prior to April 1, 1998, the Company's interconnection revenues did not include any revenues from Embratel.

Rather than charging Embratel for interconnection, the Company retained a fixed percentage of revenue from each interregional and international long-distance call that originated on the Company's network. See "--Interregional and International Service." The Company's revenues will be affected by increased competition, the new regulatory environment and opportunities to offer a broader range of services. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry."

  The following table breaks down the Company's revenue by type of service for each of the years in the three-year period ended December 31, 1997. The Company's tariffs for each category of service are described below under "-- Rates." Trends and events affecting the Company's operating revenue are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                          ---------------------
                                                          1995    1996    1997
                                                          -----  ------  ------
                                                            (IN MILLIONS OF
                                                                REAIS)
Local services........................................... 1,310   1,962   2,637
Intra-regional long-distance service..................... 1,097   1,206   1,032
Interregional long-distance service......................   716     840     666
International long-distance service......................   258     261     192
Data transmission........................................   192     226     170
Network services.........................................    74     430     669
Other....................................................    58      52      70
                                                          -----  ------  ------
Total.................................................... 3,705   4,977   5,436
Taxes and discounts......................................  (961) (1,267) (1,349)
                                                          -----  ------  ------
Net operating revenue.................................... 2,744   3,710   4,087
                                                          =====  ======  ======

 LOCAL SERVICES

  Local services include principally installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within a single local area of the Region ("local calls"). The Company is the sole provider of local services within the Region. After the privatization of the Company, a new entrant will be granted a license to provide local services in competition with the Company. See "-- Competition."

  The Company owns and operates public telephones and telephone booths throughout the Region. At December 31, 1997, the Company had 168,600 public telephones, of which 54% could be operated with a prepaid debit card. The Company had planned to replace all of its coin operated telephones with card operated telephones in 1997 but was unable to carry out the plan because of government limits on capital expenditures. See "--Capital Expenditures." The targets proposed by Anatel require the Company to increase the number of public telephones to 217,500 by 1999. See "--Network and Facilities--Network Expansion" and "--Regulation of the Brazilian Telecommunications Industry-- Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service."

 INTRA-REGIONAL LONG-DISTANCE SERVICE

  Intra-regional long-distance service consists of all calls that originate within one local area and terminate within another local area of the Region (together with interregional long-distance service, "interurban" service). Prior to the privatization of the Telebras System, the Company was the sole provider of intra-regional long-distance service within the Region. After the privatization of the Company, Embratel will also be authorized to provide intra-regional long-distance service within the Region, and Anatel will grant two new licenses for the provision of intra-regional long-distance service to new entrants. See "--Competition."

 INTERREGIONAL AND INTERNATIONAL SERVICE

  Interregional long-distance service consists of calls between a point located within the Region and a point in Brazil outside the Region. International long-distance service consists of calls between a point within the Region and a point outside of Brazil. The Company is not itself authorized to provide interregional long-distance or international service. Beginning in 2002, the Company may seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concessions. See"--Competition" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  Prior to April 1, 1998, Embratel and the operating subsidiaries of the Telebras System divided the revenue from outgoing interregional and international long-distance calls. The revenue sharing arrangement with Embratel was designed to equalize the return of investment of the operating subsidiaries. Under this system, the Company retained a fixed percentage of the customer charges for outgoing interregional and international long-distance calls and paid the balance to Embratel. The Company generally received no revenue from incoming interregional or international long-distance calls. The Company's percentage of revenues from outgoing calls was reset annually effective as of April 1. Telesp's percentage was 70.48% from April 1996 to April 1997 and 53.94% from April 1997 to April 1998, while CTBC's percentage was 87.59% and 90% for each such period, respectively. In the case of interregional collect calls, the Company and the other regional operator divided equally the portion of the customer charge not paid to Embratel.

  Effective on April 1, 1998, the system of revenue-sharing was discontinued. The Company's relationship with Embratel, or any other provider of interregional and international services, is now governed by interconnection agreements regulated by Anatel under which the providers of interregional and international long-distance services will pay the Company fees for the use of its network. See "--Regulation of the Brazilian Telecommunications Industry" and "--Network Services." However, in order to soften the impact of the discontinuation of the revenue sharing arrangement, the Company receives from Embratel a supplemental per-minute rebate (Parcela Adicional de Transicao or "PAT") that supplements the network usage charge. This supplemental per-minute rebate from Embratel will be gradually phased out over the next three years. Except for the revenue from Embratel that the Company receives during the three year transitional period and revenue from network usage fees, the Company no longer recognizes revenues from interregional and international long-distance services. Embratel is now the only carrier of interregional and international calls. However, the Telecommunications Regulations provide that another long-distance carrier will be licensed following the privatization of the Telebras System and, beginning in 2002 at the earliest, the Company may be permitted to provide such long-distance services. See "--Competition."

 NETWORK SERVICES

  The Company provides access to its network to other telecommunications companies and leases certain network facilities to other telecommunications and non-telecommunications companies as part of its network services business. The Company increasingly provides interconnection services to other telecommunications service providers as a result of the spin-off of Telesp's cellular business, the Breakup of the Telebras System and the advent of competition. Cellular companies, Embratel and certain licensees that operate telecommunications networks interconnect with the Company's network in order to receive calls that originate on the Company's network, to deliver calls that terminate on the Company's network and to transport over the Company's network calls that originate and terminate outside of the Company's network. Interconnection revenues consist of fees collected by the Company for such use of its network by other telecommunications network operators (network usage fees) and for providing a physical connection to the network. See "--Rates-- Network Services." Since July 1996, following the introduction of competition in cellular services, the terms of interconnection between fixed-line and cellular operators have been subject to regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation--Network Usage Charges."

  Currently, the Company provides interconnection services to two cellular providers, including the company it spun off on January 30, 1998, and some operators of trunking services. Effective in April 1998, the Company also entered into an interconnection agreement with Embratel under which Embratel pays network usage fees to the Company for the use of its network. See "-- Interregional and International Service." The Company expects to be a net recipient of fees under this agreement in the near future because the Company is not permitted to provide interregional or international long-distance service until 2002 at the earliest. See "--Competition." There can be no assurance that the interconnection agreement with Embratel will not result in lower revenue for carrying interregional and international long distance calls than under the prior regime.

  The terms of interconnection, particularly pricing and technical requirements, may affect the Company's results of operations, its competitive environment and its capital expenditure policies. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies-- Interconnection."

  The Company also leases facilities. Other telecommunications companies, particularly cellular companies, lease trunk lines from the Company for use within their stand-alone networks and large corporate customers lease lines from the Company for use within private networks connecting different internal corporate sites.

 DATA TRANSMISSION SERVICE

  The Company provides low- and high-speed data transmission services through private leased circuits, public network infrastructure exchanges and access to Embratel's data transmission network. The Company has provided data transmission services since October 1991. At December 31, 1997, the Company had more than 80,000 accesses for data transmission, voice and image applications. The Company invested in data transmission capacity in response to the growing demand in Brazil for services that require high velocity dedicated digital circuits, such as data, image and text transmission, corporate networking and video conferencing. The Company is implementing 30,000 access gates (17,000 dedicated and 13,000 switched) to provide additional services in data transmission, including SPPAC, SPDADOS, SPFAST and SPVIP.

  SPPAC is a line of services providing the user multiple access databases, home banking services, and internet providers. SPDADOS is a line of digital services dedicated to voice applications, data and image interlinking to computers, corporate video conferencing, CAD/CAM software applications, and other uses characterized by high velocity communication. SPFAST is a line of services based on the Frame Relay protocol directed to applications that require high speed and short response time. SPVIP is the provision of telecommunications services tailored to the specific needs of corporate customers and may include such services as interconnection of data processing centers, local networks, digital PBXs and corporate video conferencing.

 OTHER SERVICES

  The Company provides a variety of other telecommunications services that extend beyond basic telephone service. The Company also provides interactive banking services, electronic mail and other similar services.

 QUALITY OF SERVICE

  Since the beginning of 1990, the quality of certain telecommunications services provided by the Company has been improved through network upgrading and the addition of automatic operational support systems. The following table gives certain basic measures of the quality of telecommunications services for each year in the five-year period ended December 31, 1997.

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                       1993 1994 1995 1996 1997
                                                       ---- ---- ---- ---- ----
Repair requests per 100 installed access lines.......   2.1  1.9  2.3  2.6  2.8
Response rate to repair requests (percentage)(1).....  93.7 92.9 84.6 86.0 81.1
Rate of obtaining dialing tone within 3 seconds (per-
 centage)............................................  98.2 98.9 99.0 99.1 99.0
Call completion rate (direct-dialed domestic long-
 distance calls) (percentage) .......................  50.7 52.7 54.1 54.5 56.5

--------
(1) Response within 24 hours after request was made.

  The Company is required under the Telecommunications Regulations to meet certain quality of service targets, including call completion rates, repair requests and response rate to such requests, operator response periods and other measures of service quality. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies-- Quality of Service--General Plan on Quality." The Company has identified the quality of service targets that the Company expects will be most difficult to meet, those the Company expects to meet with medium difficulty and those the Company expects to meet with relative ease. The targets the Company expects will be most difficult to meet are maximum public telephone repair requests and targeted response times to nonresidential and public telephone repair requests. Currently, the Company receives .29 public telephone repair requests per month per line. The Company is obligated by year end 1999 to reduce repair requests to .15 per line. Currently, the Company responds within eight hours to 47% of nonresidential repair requests and 44% of public telephone repair requests. The Company is obligated by year end 1999 to respond within eight hours to 95% of nonresidential and public telephone repair requests. In order to meet these targets, the Company is developing software that will enable the Company to test the functioning of public telephones from a centralized automatic supervision center. The Company is also increasing maintenance operations in order to repair public telephones at night. All other targets the Company expects to meet with medium difficulty except for the target for obtaining a dial tone within three seconds which the Company has already met.

RATES

  Rates for telecommunications services provided by the Company are subject to comprehensive regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription, and lower charges for intra-regional, interregional and international long-distance services. Monthly subscription charges, for example, were increased by 270% for residential customers and 59% for commercial customers. The Company believes that monthly subscription charges are now generally in line with such charges in other countries.

 LOCAL SERVICES

  The Company's revenue from local services consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges.

  Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls and every sixty seconds for local calls made between certain municipalities. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

  For normal weekday calls, local call charges are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., in addition to Saturdays from 2:00 p.m. to midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call. Each customer receives a total of 90 free pulses per month. Approximately 91.5% of the Company's customers use over 90 pulses per month. Measured service charges are the same for all customers.

  Since May 1997, the monthly subscription charge in nominal terms (including taxes) has been R$13.82 for residential customers, R$20.73 for commercial customers and R$27.64 for users of PBX systems and the price of one pulse (including taxes) has been R$0.08. The following table illustrates changes in subscription charges and measured service charges for local telephone service for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                               (IN REAIS)
Average rates for local telephone service(1):
  Monthly subscription:
    Residential.........................................    0.82    3.00    7.78
    Commercial..........................................    7.28   10.46   13.50
  Measured service (per local pulse)....................   0.025   0.038   0.054

--------
(1) Average of monthly average rates, net of value-added taxes.

  Prior to May 1997, under a system called "auto-financing," each new customer was required to invest in shares of Telebras or of its subsidiaries. The amount to be invested varied from time to time but was very substantial. In 1996, for example, the required investment for a new line was R$1,117.63. Auto-financing was phased out in 1997, and since July 1997 the installation charge, which was initially R$300, has been reduced to R$80 in October 1997 and to R$50 in March 1998. The Company also charges an activation fee of R$48 when a customer changes addresses.

 INTRA-REGIONAL LONG-DISTANCE SERVICE

  Rates for intra-regional long-distance calls are computed on the basis of the time and day, duration and distance of a call and use of special services, such as operator assistance. Some intra-regional calls made within the same area code may also be measured by pulses. Rates for domestic long-distance (whether intra-regional or interregional) are uniform throughout Brazil. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." The following table illustrates changes in the Company's domestic long-distance rates for the periods indicated in constant reais of December 31, 1997 purchasing power.

                                                           AS OF DECEMBER 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
                                                                (IN R$)
Domestic long-distance rates(1):
  0 to 50 km........................................... 0.79 0.46 0.46 0.42 0.32
  50 to 100 km......................................... 1.32 0.78 0.76 0.70 0.54
  100 to 300 km........................................ 1.98 1.18 1.16 1.07 0.81
  over 300 km.......................................... 2.65 1.57 1.53 1.40 1.08

--------
(1) Rates for a domestic long-distance call, three minutes in duration between the hours of 9 a.m. and 12 p.m. and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

 NETWORK SERVICES

  The Company's revenue from network services consists primarily of two basic categories: payments from other providers on a per-minute basis to complete calls using the Company's network and payments from other providers on a contractual basis to use part of the Company's network. On a per-minute basis, other providers pay the Company a network usage charge to complete a call on the Company's network. The network usage charge varies depending on whether the provider uses the Company's local or long-distance network. Similarly, the Company pays other fixed-line providers a network usage charge to complete a call on another fixed-line network and the Company pays cellular providers a network usage charge to complete a call on a cellular network.

  Cellular telephone service in Brazil, unlike in North America, is offered on a "calling party pays" basis. Under the policy of a calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular subscriber and not for calls received. Calls received by a cellular subscriber are paid for by the party that places the call in accordance with a rate based on cellular per minute charges. For example, a fixed-line customer pays a rate based on cellular per minute charges for calls made to a cellular subscriber. The cellular base rate per minute charges are generally VC1, for calls within the locality, VC2, for calls outside the cellular subscriber's registration area, and VC3, for calls outside the concession region in which the registration area is located. The Company charges its fixed-line customers per minute charges based on either VC1, VC2, or VC3 rates when a fixed-line customer calls a cellular subscriber. In turn, the Company pays the cellular service provider the mobile network usage charge.

  For calls made by the Company's customers that terminate on the networks of Band B cellular operators, the network usage charges the Company must pay to the Band B operator to complete such calls exceed the retail measured usage charges the Company is permitted to collect from its customers. This results in a loss for certain calls made by the Company's customers that terminate on a Band B network, particularly for calls made during reduced-rate evening hours. The Company has requested that Anatel either increase the Company's network usage rates or decrease the cellular providers' cellular network usage rates. Anatel has not yet provided a response to the Company's request for rate adjustments and there can be no assurance that Anatel will adjust network usage rates in a way that will be favorable for the Company. For a discussion of the Company's payments to cellular provisions see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Cost of services--Services."

  The Company's revenue from network services also includes payments from other telecommunications providers arranged on a contractual basis to use part of the Company's network. Other providers, such as providers of trunking and paging services, may use the Company's network to connect a central switching station to the Company's network. Some cellular providers use the Company's network to connect cellular central switching stations to the cellular radio base stations. The Company also leases transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

  The table below sets forth the average rates charged by the Company for network services charged on a per-minute basis in the three year period ended December 31, 1997.

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                        1995    1996    1997
                                                       ------- ------- -------
                                                             (IN REAIS)
Network usage rate (local)(1).........................   0.031   0.031   0.036
Network usage rate (long-distance)(1).................   0.062   0.062   0.066
Per minute charges for calls made to the cellular
 network:
  VC1.................................................    0.37    0.37    0.37
  VC2.................................................    0.80    0.80    0.80
  VC3.................................................    0.91    0.91    0.91

--------
(1) Net of taxes.

 DATA TRANSMISSION

  The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured charges based on the amount of data transmitted. Effective in May 1997, line rental charges for private leased circuits were reduced by 42%. The following table illustrates the Company's average monthly line rental charges for private leased circuits service for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power.

                                                     YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    1995      1996      1997
                                                  --------- --------- ---------
                                                           (IN REAIS)
Average rates for monthly line rental per leased
 circuit: (1)
  9.6 kbits/second capacity.....................   3,236.94  2,427.69  1,011.92
  64 kbits/second capacity......................   9,178.15  5,940.72  2,335.00
  2 Mbits/second capacity.......................  58,829.47 45,844.62 29,088.43

--------
(1) Average of monthly average rates, net of value-added taxes, assuming a transmission distance between 300 and 500 kilometers.

 TAXES ON TELECOMMUNICATIONS SERVICES

  The cost of all telecommunications services to the customer includes a variety of taxes. The Company deducts the amount of such taxes to present net operating revenue. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in the state of Sao Paulo is 25% for domestic telecommunications services.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively.

  At present, the Company has not sought to challenge the taxing authorities' position with respect to application of the ICMS tax to activation fees. If the 25% ICMS tax were applied retroactively to activation fees earned by the Company during the last five years, it would give rise to a maximum liability estimated at R$186.9 million. Management does not believe that the payment of retroactive ICMS taxes is probable and, therefore, no provision for loss with respect to retroactive application of the ICMS has been made or is expected to be made in the Company's consolidated financial statements. Management does not believe that application of the ICMS tax on a prospective basis will have a material impact on the Company's results of operations.

  Other taxes on operating revenues include two federal social contribution taxes, the Programa de Assistencia aos Servidores de Empresas Publicas ("PASEP") (0.65%) and the Contribuicao para Financiamento da Seguridade Social ("COFINS") (2.0%). The average rate of all such taxes, as a percentage of the Company's gross operating revenues, was 24% in 1997.

NETWORK AND FACILITIES

 GENERAL

  The Company's network consists of installed lines and exchanges, a network of access lines connecting customers to exchanges, and long-distance related systems. At December 31, 1997, the Company's regional telephone network included approximately 6.0 million installed lines, of which 5.5 million were lines in service. Of the access lines in service at that time, 68.1% were residential lines, 29.2% were commercial lines and 2.7% were public telephone lines. Intra-regional long-distance transmission is provided by a microwave network and by fiber optic cable.

  The following table gives certain basic measures of the development of the Company's network service for each year in the five-year period ended December 31, 1997.

                                                       AS OF DECEMBER 31,
                                                  -----------------------------
                                                  1993  1994  1995  1996  1997
                                                  ----- ----- ----- ----- -----
Installed access lines (millions)...............    4.3   4.5   4.9   5.4   6.0
Access lines in service (millions)..............    4.1   4.3   4.5   5.1   5.5
Average access lines in service (millions)......    4.1   4.1   4.4   4.8   5.3
Lines in service per 100 inhabitants............   12.8  13.1  13.7  15.2  16.5
Percentage of installed access lines connected
 to digital exchanges...........................   26.2  33.3  43.4  51.1  57.6
Employees per 1,000 access lines installed......    6.2   5.8   5.1   4.3   4.0
Number of public telephones (thousands).........  102.0 120.6 126.6 146.7 168.6
Local call pulses (billions)....................   21.5  22.2  23.3  24.3  23.5
Domestic long-distance call minutes (billions)..    5.3   6.3   7.9   9.0   9.9
International call minutes (millions)...........   79.3  94.5 145.5 165.5 202.6

  The Company believes that the unmet demand for fixed-line telecommunications services in the Region is substantial. At December 31, 1997, 37% of the households and 68% of the businesses in the Region had local telephone service. Prior to the privatization, growth of lines in service was restricted by government limits on capital expenditures. See "--Capital Expenditures." In 1997, the Company experienced a significant increase in applications for new lines because the cost to the customer of installing new lines significantly decreased following the elimination of auto-financing. See "--Rates--Local Services." The customer waiting period for the installation of a new line varies significantly depending on the capacity of the switching center that serves the locality.

  The Company began to install digital exchanges in 1982 and fiber optic cable in 1984. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit the Company to offer a broad range of value added services simultaneously on the same network, such as voice, text and data applications. Optical fiber provides greater transmission capacity and significantly reduces the fading of signals, and requires less frequent amplification, thereby reducing the cost of providing service and increasing traffic capacity and network reliability. Beginning in 1997, all new lines installed by the Company were connected to digital exchanges and, during 1997, 14.7% of existing analog lines were converted to digital lines. At December 31, 1997, 57.6% of all installed lines were connected to digital exchanges. By year end 1997, the Company installed 198,217 kilometers of fiber optic cable. By the end of 2005, the Company plans to have replaced almost all of its analog exchanges with digital exchanges.

  The Company's network strategy is to develop an integrated broadband network supporting all types of telecommunications services and multimedia, data and image applications. It is incorporating new digital-based technologies in its network with a view to providing integrated services. It is also developing plans to install ATM-Asynchronous Transfer Mode technology network and transmission platforms for high-speed switched services that will accommodate image transmission. Beginning this year, it plans to establish an ISDN-Integrated Services Digital Network that will provide high-quality, high-speed capacity at competitive prices to residential and small business customers, which are increasingly demanding such services. The Company is also developing a digital-based systems architecture for the basic local and regional network with a 2.5 Gbit SDH-Synchronous Digital Hierarchy transmission network linking transit and tandem switches that will improve service delivery by placing the digital accesses as close as possible to the user.

 NETWORK EXPANSION

  The Company is required under the Telecommunications Regulations to meet certain targets regarding network expansion and modernization. See "-- Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service." The Company has identified the targets that the Company expects will be most difficult to meet, those the Company expects to meet with medium difficulty and those the Company expects to meet with relative ease. The targets the Company expects will be most difficult to meet are maximum waiting periods for the installation of a line, network digitalization and public telephone availability. The Company is obligated to reduce the maximum waiting time for installation of a line by year end 2001 to four weeks. Currently, the average waiting time is 76 weeks, although the Company believes that a significant portion of the persons on its waiting list are seeking to obtain a phone line for resale on the secondary market rather than for personal use. The Company believes that prior to privatization, the Company would not have been able to comply with this target. However, following privatization, demand will be met more readily as competitors enter the market and the Company expands its own network without government-imposed restrictions on investments. See "--Competition" and "--Capital Expenditures." The Company is obligated by year end 1999 to achieve a 75% level of digital penetration. Currently, the Company's network is 66% digital. Through investment in its network, the Company plans to exceed the 75% digital penetration target in 1999. The Company is obligated by year end 1999 to have 50% of public telephones available 24 hours per day with local and domestic long-distance direct-dial capability and 25% of such phones with international long-distance direct-dial capability. Currently, the Company has 46% of such phones available with local and domestic long-distance direct-dial capability and 0.05% with international long-distance direct-dial capability. The Company's future plans for capital expenditures include development of the public telephone network in order to meet the Anatel targets. The Company expects to meet with medium difficulty the targets requiring increases in total number of lines in service and general increases in public telephones. All other targets the Company expects to meet with relative ease.

BILLING AND ADMINISTRATION

  The Company bills its customers for all calls made by its customers. The Company receives network usage fees when calls from cellular carriers or other fixed-line carriers terminate calls on its network and conversely, the Company must pay network usage fees when calls from its customers terminate on the network of a cellular carrier or one of the other fixed-line carriers. See "-- Rates--Network Services." After the collection cycle is over, the Company, the cellular carriers and the other fixed-line carriers jointly reconcile the amounts collected from customers against the amounts due to each carrier and pay the net amounts outstanding to the appropriate parties. For international and domestic long distance calls, the Company charges Embratel a fee for the use of its local network and forwards the amount collected from its customers for such calls to Embratel.

  The Company sends each customer a monthly telephone bill covering all the services provided during the prior period. Customers are grouped in fourteen billing cycles based on the date the bill is issued. The telephone bill separately itemizes long distance calls, calls made on a cellular network, 0800 and 0900 services and other services such as call waiting, voice mail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer's checking account or by direct payment to a bank. The method of payment is at the option of each customer.

  In 1997, the Company blocked the service of approximately 1.7 million lines, and approximately 94.8% of such lines were unblocked following payment of the overdue amounts. The Company charges interest at a rate of 1% per month plus a one-time late charge of 2% of the total amount outstanding.

  At December 31, 1997, 7.8% of all receivables were outstanding between 30 and 90 days and 4.8% of all receivables were outstanding for more than 90 days. Under previous regulations, the Company was not permitted to disconnect a customer until a receivable was outstanding for over 90 days. The Company's Concession agreements now authorize the Company to disconnect a customer after 30 days. The Company's future disconnection policy will depend on factors such as the level of unmet demand, the level of competition and regulations governing disconnection. The Company may take future measures that result in a higher level of late payments or defaults. For a discussion of provisions for past due accounts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Operating expenses--Selling expense."

COMPETITION

  Since 1995, Brazil has adopted sweeping regulatory changes intended to foster competition in the provision of telecommunications services. See "-- Background--Regulatory Reform and Privatization." Under the Telecommunications Law and Telecommunications Regulations, Anatel is required, promptly after the privatization, to open the markets to competition for local, intra-regional long-distance, interregional long-distance and international long-distance services by granting licenses to new entrants. Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line Region, in addition to authorizing one new entrant to provide intra-regional, interregional and international telephone long-distance service by granting licenses to provide such services throughout Brazil. These licenses will be issued in the Private Regime and, as a result, the licensees will not be subject to the same obligations to which concessionaires operating in the Public Regime are subject. See "--Regulation of the Brazilian Telecommunications Industry-- Concessions and Licenses." In addition, Anatel is required to authorize Embratel to provide full intra-regional long-distance service, including any calls between local calling areas. Beginning in 2002, Anatel may grant an unlimited number of additional licenses for the provision of local, intraregional long-distance, interregional long-distance and international long-distance services. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  The Company is currently the exclusive provider of local service in the Region, but the new operator to be authorized by Anatel will compete with the Company in the provision of local service. The Company is also currently the exclusive provider of intra-regional long-distance service in the Region, but following the privatization, Embratel will be authorized to compete with the Company in the provision of intra-regional long-distance service in the Region. In addition, the Company will face competition in intra-regional long-distance from two new entrants. Beginning in 2002, the Company may face an unlimited number of competitors in local and intra-regional long-distance, and it may itself seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concession. See "--Regulation of the Brazilian Telecommunications Industry-- Obligations of Telecommunications Companies."

  The Company expects that Embratel will enter the intra-regional long-distance business and begin to compete directly with the Company, although it cannot predict the scope of Embratel's activities or the effect of competition from Embratel. Embratel, the former long-distance carrier of the Telebras System, is a potentially powerful competitor, with an extensive transmission network, extensive experience and financial resources. The Company's fixed-line services are also subject to competition from providers of cellular telephone service. There are currently three cellular telephone service operators in the Region: Telesp Cellular, which was spun off from the Company in January 1998, BCP (a consortium including Bell South Corporation of the US, the media group OESP, Safra Bank and Splice) and Tess (a consortium including Telia of Sweden, two Brazilian construction firms and Unibanco).

  The exact identity of other new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the business strategies and capabilities of potential competitors, prevailing market conditions at the time increased competition is permitted, the regulations applicable to new entrants and the Company, and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company. There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

  The Company is subject to comprehensive regulations that limit its ability to set tariffs for its various services and that may limit its ability to engage in activities that are considered to be anti-competitive. Such regulations may limit the Company's ability to confront competition. See "-- Regulation of the Brazilian Telecommunications Industry."

EMPLOYEES

  As of February 28, 1998, the Company had 22,728 employees. All of the Company's employees are employed on a full time basis, grouped according to the following functions: 0.7% in corporate management, 1% in marketing, 8% in plant expansion and modernization, 43% in plant operation and maintenance, 24% in client services, 3% in human resources, 4% in budget and finance, 3% in supplies, 4% in information services, 4% in administrative support and 5% in general administration.

  Approximately 54.3% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel") or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Some employees in particular job categories are affiliated with other unions specific to such categories. Each operating subsidiary of the Company negotiates a new collective labor agreement every year with the local union. These negotiations are carried out with the supervision and guidance of the Company, on one side, and Fenattel or Fittel, on the other. The collective agreements currently in force expire on November 30, 1998. The Company's management considers the relations of the Company with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

  The Company participates in a pension fund established by Telebras, Fundacao de Seguridade Social ("Sistel"), the primary purpose of which is to supplement government-provided retirement benefits. The Company participates in Sistel and makes monthly contributions to Sistel currently equal, on average, to 13.5% of the total salaries of all employees who are Sistel members. Each employee member also makes a monthly contribution to Sistel based on age and salary (currently around 7.4% of their salaries). Members of Sistel qualify for full pension benefits after reaching age 57 provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system during at least 35 years. Sistel operates independently from the Company and Telebras, and its assets and liabilities are fully segregated from those of the Company and Telebras. See
Note 24 to the Consolidated Financial Statements. Employees of the Company at the time of the privatization have the right to maintain their rights and benefits in Sistel in accordance with the terms in place at that time.

RESEARCH AND DEVELOPMENT

  Until the Breakup of Telebras, the Company and the other companies of the Telebras System were required to contribute to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras--CPqD or the "Center") and also conducted some of their own independent research and development. The Company's aggregate expenditures on research and development were R$26.0 million, R$27.7 million and R$23.6 million for 1995, 1996 and 1997, respectively.

  Following the Breakup of Telebras, the Center will become a private independently administered non-profit foundation financed with resources from the public and private sector and will continue to develop telecommunications technology. Pursuant to an agreement signed in May 1998 between Telebras and Telesp, the Company is obligated to contribute R$98.5 million to the Center during a three-year period ending May 2001. During the effectiveness of this agreement, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. It is possible that the Center will also provide such services to third parties on a fee-for-service basis. The Company may request additional technological support from the Center than contemplated in the agreement by contributing additional funds to the Center.

  The Company conducts independent research and development in areas of telecommunications services but does not independently develop new telecommunications hardware. The Company primarily depends on manufacturers of telecommunications products for the development of new hardware.

CAPITAL EXPENDITURES

  The primary focus of the Company's capital expenditure program has been the expansion, modernization and digitalization of the network. For the future, the Company expects to emphasize the development of the integrated broadband network, as described under "--Network and Facilities."

  Prior to the Breakup of Telebras, capital expenditures were planned and allocated on a system-wide basis and were subject to approval by the Ministry of Communications. In addition, the budget for capital expenditures of the Telebras System was included in the annual budget of the Federal Government and had to be approved by the federal Congress. In 1995, the Federal Government instituted a broad investment program for public and private businesses in the communications and postal sectors for the years 1995 through 2003 (Programa de Recuperacao e Expansao dos Sistemas de Telecomunicacoes e Postal--PASTE or "PASTE"). The Telebras System was required to conform its annual capital expenditure budget to the guidelines set by PASTE. The companies that comprised the Telebras System were further required to comply with public bidding processes prior to hiring third party contractors.

  Since the Breakup and privatization of Telebras, the Company's capital expenditures have not been subject to prior government approval nor government-imposed spending limits nor public bidding processes. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand services under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." In addition, the financing of capital expenditures is no longer carried out on a system-wide basis, and the Company is required to obtain its own financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The 1998 annual capital expenditure budget for the Telebras System includes capital expenditures of the Company. The Company anticipates that capital expenditures for the first eight months of 1998 will be R$1,710 million, which is expected to be funded with internally generated funds from operations. The Company expects, however, that as a result of the privatization, all capital expenditures will be subject to revision by management and the new controlling shareholders of the Company.

  The following table sets forth, in constant reais of December 31, 1997 purchasing power, the Company's capital expenditures for each year in the three-year period ended December 31, 1997.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                         (IN MILLIONS OF REAIS)
Operational investments (1).............................   246.2   253.7   148.5
Telephone equipment:
    Exchanges...........................................   241.7   309.1   364.7
    Transmission........................................   173.5    87.9   122.2
    Infrastructure......................................    64.3    79.0   239.5
    External network....................................   381.5   452.3   496.2
    Other...............................................    95.7    91.2    58.6
Data transmission equipment.............................    45.7    50.1    49.9
                                                         ------- ------- -------
Total capital expenditures(2)........................... 1,248.6 1,323.3 1,479.6
                                                         ======= ======= =======

--------
(1) Operational investments include investments to replace plant equipment and other fixed assets generally without altering the capacity of the asset replaced and certain investments in operational and technical support such as telecommunications management network systems.
(2) The records on which the figures in the above table are based do not include capitalized interest nor, for 1995, community expansion plan investments (See Note 26 to the Consolidated Financial Statements). Accordingly, Management has included these items within the identified expenditure categories on an estimated basis.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

 GENERAL

  The Company's business, including the services it may provide and the rates it charges for telecommunications services, is regulated by Anatel pursuant to the Telecommunications Law, the regulations, decrees, orders and plans issued thereunder and the Concessions granting the Company the right to provide certain telecommunications services, subject to certain obligations contained in the Concessions (the "List of Obligations").

 BACKGROUND

  From 1962 until 1967, the Brazilian telecommunications sector was regulated by the Conselho Nacional de Telecomunicacoes (the "National Council of Telecommunications"), and from 1967 until 1997 by the Ministry of Communications, pursuant to Law No. 4,117 of August 27, 1962, as well as certain regulations issued pursuant thereto from 1962 to 1996.

  In August 1995, the Brazilian Congress amended the Brazilian Constitution to allow the restructuring of the telecommunications sector. On July 19, 1996, the Congress passed Law 9,295, the Lei Minima (the "Minimum Law"). The Minimum Law began the process of opening up the cellular market to competition. The Minimum Law was largely replaced by the Telecommunications Law, although current cellular concessions for the former Telebras companies ("Band A") and the private companies that were authorized to compete with the Band A companies ("Band B") contain certain provisions derived from the Minimum Law. In July 1997, the Congress passed the Telecommunications Law, which replaced Law 4,117 and became the main basis for regulation of the telecommunications sector, except for regulation of broadcasting, which was not addressed by the Telecommunications Law.

 REGULATORY AGENCY--ANATEL

  The Telecommunications Law provides a framework for telecommunications regulation. Article 8 of the Telecommunications Law established Anatel to develop regulations and to enforce such regulations. The specific functions of Anatel were set forth by the President of Brazil in Decree No. 2338 of October 7, 1997, the

Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Pursuant to the Telecommunications Law and the Anatel Decree, Anatel replaces the Ministry of Communications as the regulatory agency for the telecommunications sector. Anatel, unlike the Ministry of Communications, is an independent regulatory agency. Anatel is administratively independent, financially autonomous and not hierarchically subordinated to any organ of the Brazilian Government, including the Ministry of Communications, in the area of telecommunications regulation. While independent, Anatel does maintain a close working relationship with the Ministry of Communications and informs the Ministry of its activities. Article 19, Section XXIX of the Telecommunications Law requires Anatel to submit an annual report summarizing its activities to the Ministry of Communications.

  Anatel is managed by a five-member Conselho Diretor ("Board of Directors"), headed by an executive president. The directors of Anatel are nominated by the President of Brazil, subject to approval by the Senate. Each director serves for a single fixed term of 5 years; directors may not be reappointed. In order further to ensure Anatel's independence, the first directors have been appointed for different terms, from 3 to 7 years, so that only one director's mandate will expire per year, ensuring a staggered appointment of directors in the future. The directors may not exercise any other professional, business (other than university professor), union or political function, nor may they hold a significant interest, whether direct or indirect, in any company related to telecommunications.

  Anatel is financed through the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel"). Fistel is a fund administered by Anatel and its funds are currently the sole source of financing for Anatel's activities. Fistel receives the proceeds of, among other things, a tax imposed on concessionaires and fees charged for licenses and concessions.

  Any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's actions may ultimately be challenged in Brazilian courts.

 CONCESSIONS AND LICENSES

  Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or license. Concessions and licenses are granted for services in the public regime ("Public Regime") and services in the private regime ("Private Regime"). The Public Regime is differentiated from the Private Regime primarily by the obligations imposed on the companies in the Public Regime rather than the type of services offered by those companies. There are only four companies in the Public Regime: Embratel and the three regional fixed-line companies. All other telecommunications companies, including other companies providing the same telecommunications services as the four companies in the Public Regime, operate in the Private Regime.

  Fixed-line Services--Public Regime. There are four providers of services in the Public Regime: Embratel and the three regional fixed-line companies. These four companies are the primary providers of the following fixed-line services to the general public: local, intra-regional long-distance, interregional long-distance and international long-distance. Each of these four companies holds concessions, as required by the Telecommunications Law. Each Public Regime concession is a specific grant of authority that allows the concessionaire to offer a wide variety of telecommunications services but specifically prohibits the concessionaire from offering certain telecommunications services and imposes certain obligations on the concessionaire concerning network expansion and modernization, quality and continuity of service. The main restriction is that, until December 31, 2003, the regional fixed-line companies will be prohibited from offering interregional and international long-distance service, while Embratel will be prohibited from offering local service unless certain obligations are met as described below. Anatel is required, some time after the privatization process is complete, to grant Embratel the right to offer full intra-regional long-distance service, which is currently restricted to the regional fixed-line companies. See "--Obligations of Telecommunications Companies--Public Regime-- Service Restrictions."

  Concessions for Embratel and the three regional fixed-line companies are granted for a fixed number of years, subject to certain obligations, with the possibility of full renewal or revocation. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions." The initial concessions for Embratel and the regional fixed-line companies have been granted until 2005. After 2005, the concessions may be renewed. The renewal period is currently 20 years. The current concessions granted to the four companies in the Public Regime have not required the payment of a fee. While terms for the grant of concessions to new entrants have not yet been determined by Anatel, Embratel and the regional fixed-line companies are required to pay biannual renewal fees after 2005 equal to 2% of annual net revenues from the provision of fixed-line public telecommunications services in the prior year (excluding taxes and social contributions) during the 20-year renewal period.

  Fixed-line Services--Private Regime. Licenses will be granted to new competitors wishing to offer fixed-line-based services, including local, intra-regional long-distance, interregional long-distance and international long-distance, in the Private Regime. Licensees are not subject to the same obligations as Public Regime concessionaires, although individual licenses may contain certain obligations. After the privatization process for Embratel and the three regional fixed-line companies is complete, Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line Region, in addition to authorizing one new entrant to provide intra-regional, interregional and international telephone long-distance by granting three licenses to provide such services throughout Brazil. The bidding requirements are expected to contain certain minimum technical and financial standards. The effective result of the license auction will be that two companies compete in each of the markets for local service (one regional fixed-line concessionaire and one licensee), four companies compete in the markets for intra-regional long-distance service (one incumbent regional fixed-line company, Embratel, and two licensees), and two companies compete in the markets for interregional long-distance and international long-distance (Embratel and one licensee). See "--Competition."

  Until December 31, 2001, the four existing Public Regime concessionaires and the new Private Regime licensees will be the only companies authorized to offer local, intra-regional long-distance, interregional long-distance and international long-distance services. Beginning January 1, 2002, the Telecommunications Regulations require Anatel to end this period of exclusivity and authorize new licensees wishing to offer such services. See "--Competition."

  Non-fixed Services--Private Regime--Concessions. The Band A and Band B cellular companies are in the Private Regime. Pursuant to the Minimum Law and the Telecommunications Law, the cellular companies in Band A and Band B have been granted concessions. Each cellular concession is a specific grant of authority to operate cellular services, subject to certain obligations contained in the List of Obligations. If a cellular company wishes to offer any telecommunications service other than the cellular service authorized by its concession, it may apply to Anatel for a license to offer such other services. See "--Non-fixed Services--Private Regime--Licenses."

  Each cellular concession has been granted for an initial period of 15 years, subject to renewal for further periods of 15 years if the List of Obligations contained in a concession has been met. The Band A cellular concessions did not require the payment of a fee. Terms of payment for renewal of the Band A and Band B cellular concessions have not yet been established.

  Currently, there is a limit on the number of cellular companies. One company may operate in Band A and one company in Band B for each cellular region. Under the cellular concessions, Anatel may not authorize additional providers of cellular service until December 31, 1999.

  Non-fixed Services--Private Regime--Licenses. Except for cellular service, for which no new licenses may be granted until December 31, 1999, licenses may be granted to any company wishing to offer non-fixed telecommunications services in the Private Regime. Licensees are not subject to the same obligations as Public Regime concessionaires, although individual licenses may contain certain obligations.

 OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

  Providers of telecommunications services are subject to certain obligations contained in the List of Obligations of their concessions and licenses. The four providers of telecommunications services in the Public Regime are subject to a set of special restrictions regarding the services they may offer, contained in the Plano Geral de Outorgas ("General Plan of Concessions and Licenses"), and special obligations regarding service quality, network expansion and modernization contained primarily in the Plano Geral de Metas de Qualidade ("General Plan on Quality") and the Plano Geral de Metas de Universalizacao ("General Plan on Universal Service"). These restrictions and obligations are also contained in the concessions of the four companies, particularly in the List of Obligations.

  Public Regime--Service Restrictions. Under the General Plan on Concessions and Licenses, Embratel and the regional fixed-line companies are prohibited from offering certain basic fixed-line telecommunications services until they fulfill the List of Obligations as described below. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. Anatel is required, some time after the privatization is effected, to grant Embratel the right to enter the market for full intra-regional long-distance service, including service within the states, as a competitor to the regional fixed-line companies and to grant the fixed-line companies the right to offer interstate intra-regional long-distance service, which they were not authorized to offer in the past.

  The General Plan of Concessions and Licenses provides certain incentives to encourage Embratel and the three regional fixed-line companies to fulfil the service quality, network expansion and modernization obligations contained in the List of Obligations quickly. Under the General Plan of Concessions and Licenses, the progress of Embratel and the regional fixed-line companies towards attaining their List of Obligations will be measured annually by Anatel. Two measuring dates, December 31, 2001 and December 31, 2003 are of particular importance (the "2001 Targets" and the "2003 Targets"). See tables in "--Network Expansion--General Plan on Universal Service" and "--Quality of Service--General Plan on Quality." In the period before the 2001 Targets are measured, Anatel will regularly monitor the progress of Embratel and the regional fixed-line companies and communicate with them. If they fail to meet the 2001 Targets, Anatel may, at its discretion, revoke their concessions. If they meet the 2001 Targets, they may continue to operate. In the period before the 2003 Targets are measured, Anatel will regularly monitor the progress of the four companies and communicate with them. If Embratel and the regional fixed-line companies meet the 2003 Targets, the restrictions on the services the four companies may offer will be eliminated and the companies will be allowed to apply for licenses to offer any other service. In addition, if, in its review for the 2001 Targets, Anatel finds that any of the four companies has met the 2003 Targets, Anatel will immediately eliminate the restrictions on the telecommunications services that company may offer. Anatel may also eliminate the restrictions on a date other than the official measuring dates of December 31, 2001 and December 31, 2003 if it finds that a company has met the 2003 Targets. Failure to meet the 2003 Targets could result in revocation of the Concessions.

  In order to attract new entrants and ensure competition, there are also certain restrictions on alliances, joint ventures, mergers and acquisitions involving Public Regime concessionaires, including:

  . A concessionaire is prohibited from holding more than 20 percent of the equity in any other concessionaire

  . Concessionaires offering different services in the Public Regime in either the same or different regions are prohibited from offering services jointly

  . Concessionaires offering the same service in the Public Regime in different regions are prohibited from offering services jointly

  . Mergers between fixed-line regional companies and cellular companies are prohibited

  . Companies offering telephony services are prohibited from offering cable television

  Anatel has not yet determined whether the restrictions under its control will expire in the future or under what conditions they would expire.

  Network Expansion--General Plan on Universal Service. Under the General Plan on Universal Service, the regional fixed-line companies are required to expand switched, fixed-line service to cover the entire national territory of Brazil in accordance with the List of Obligations. Embratel is also subject to the universal service requirement of providing access to direct-dial interregional and international long-distance service by installing public telephones in remote regions and isolated communities. Since universal service requirements are restricted to the provision of switched, fixed-line basic telephony services, formal universal service requirements do not apply to cellular companies, although the cellular companies are subject to certain similar requirements under the cellular List of Obligations and certain cellular regulations, including obligations to expand their networks and to provide cellular services without pricing discrimination within customer categories.

  Universal service will be financed through two primary mechanisms: (a) the normal capital expenditure budgets of Embratel and the regional fixed-line companies, and (b) a universal service fund.

  Embratel and the regional fixed-line companies are themselves responsible for financing their universal service obligations of network expansion from their own revenues. No subsidies or other supplemental financing is anticipated to finance the network expansion obligations contained in the List of Obligations. However, the General Plan on Universal Service allows Anatel to waive the network expansion requirements once a company succeeds in meeting the 2001 Target for maximum waiting time for installation of a line of four weeks. If a regional fixed-line company fails to meet its obligations in a particular region, Anatel may grant licenses to competing companies to provide the service and may compel the regional fixed-line company to make its network available for the competitor's use.


  The following table sets forth the network expansion and modernization obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                      NETWORK EXPANSION AND MODERNIZATION

                            COMPANY STATUS              BY DECEMBER 31,
                          AS OF DECEMBER 31, --------------------------------------
                                 1997        1999  2000  2001  2002 2003  2004 2005
                          ------------------ ----- ----- ----- ---- ----- ---- ----
Minimum total number of
 installed lines in
 millions...............               5.9     7.8   9.2  10.7 --     --  --    --
Fixed switched service
 fully available if
 population greater
 than:..................   300 inhabitants     --    --  1,000 --     600 --    300
Maximum waiting time for
 installation of a line
 (in weeks)(1)..........                76     --    --      4   3      2   1   --
Minimum number of public
 telephones in service
 (in thousands).........             168.6   217.5 242.9 271.3 --     --  --    --
Public telephones per
 1,000 inhabitants......               5.0           --    --  --     7.5 --    8.0
Minimum ratio of public
 telephones to fixed
 terminals (%)..........              0.03     --    --    --  --   0.025 --   0.03
Minimum digitalization
 level
 (% of network).........              64.2      75   --     85 --      95 --    100
Maximum distance to a
 public telephone
 (meters)(1)............               500     800   --    500 --     300 --    --
Full-Service public
 telephone
 availability(2):
 as a % of total number
  of public telephones:
  international long-
   distance.............                61%     25   --    --  --     --  --    --
  local and domestic
   long-distance........               100%     50   --    --  --     --  --    --
 in areas with no fixed
  switched service (# of
  inhabitants)..........               200    1000   --    600 --     300 --    100

--------
(1) Applies only to areas where fixed switched service is fully available.
(2) Public telephones available 24 hours a day with direct-dial capability.

  Quality of Service--General Plan on Quality. The General Plan on Quality contains a series of service quality obligations that are incorporated into the List of Obligations of Embratel and each regional fixed-line company. These include attainment of certain targets such as reducing average dial tone delay, achievement of certain call completion rates for local, intra-regional long-distance, and interregional and international long-distance calls, reducing average operator assistance delay, reducing trouble reports per 100 lines, reducing average time of repair, reducing average time of installation, increasing billing accuracy, and achieving certain customer satisfaction levels for public payphones, residential telephony and nonresidential telephony.

  The following table sets forth the quality of service obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                              QUALITY OF SERVICE

                                                      BY DECEMBER 31,
                                             ----------------------------------
                              COMPANY STATUS
                                  AS OF
                               DECEMBER 31,
                                   1997      1999 2000 2001 2002 2003 2004 2005
                              -------------- ---- ---- ---- ---- ---- ---- ----
Dial tone within 3 seconds
 (% of cases)...............         99       98  --     99 --   99.5 --    --
Call completion rate during
 peak periods (% of calls
 attempted)(1)..............         56       60  --     65 --     70 --    --
Maximum busy circuit rate
 during peak periods(1) (%
 of calls attempted)........          6        6  --      5 --      4 --    --
Maximum monthly repair
 requests per line..........       .027      .03  --   .025 --    .02 --   .015
Maximum monthly public
 telephone repair requests
 per line...................       0.29      .15  --    .12 --    .10 --    .08
Residential repair response
 speed (% within 24
 hours)(2)..................         82       95  --     96 --     97 --     98
Nonresidential repair
 response speed (% within 8
 hours)(3)..................         47       95  --     96 --     97 --     98
Public telephone repair
 response speed (% within 8
 hours).....................         44       95  --     96 --     97 --     98
Operator availability during
 peak periods (%
 answer/within 10 seconds)..         61       92  --     93 --     94 --     95
Billing inaccuracy
 (inaccurate bills per 100
 bills)(4)..................        0.6       .4  --     .3 --     .2 --    --
Credit issued within one
 billing cycle for claimed
 inaccuracies (% of cases)..         90       95  --     96 --     97 --     98

--------
(1) For local and domestic long-distance calls.
(2) Must always be within 48 hours.
(3) Must always be within 24 hours.
(4) A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.

  Failure to meet both network expansion and modernization obligations and the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$50,000,000 as well as potential revocation of the Company's Concession. The Company's ability to meet the quality of service obligations in the List of Obligations will depend upon certain factors outside its control. While there can be no assurances, the Company believes that it will be able to meet these requirements.

  Interconnection. Interconnection is mandatory between all telecommunications networks upon request by any party. Interconnection tariffs are subject to a price-cap established by Anatel. Rates below the applicable price-cap may be negotiated between the parties. If a company offers an interconnection tariff below the price-cap, it must offer that price to any other requesting party on a non-discriminatory basis.

  Anatel has stated that it does not expect to grant parties requesting interconnection the right to co-locate their equipment at this time. Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location is currently a matter of negotiation between the parties.

  Anatel does not currently mandate unbundling of network elements and services by the providers of such elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may introduce unbundling in the future. In an unbundled regime, every network operator is required to provide a detailed list of network services and elements which may be purchased by a party requesting interconnection and the requesting party then has the right to select and purchase a subset of the network elements and services available.

  Number Portability. Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability is mandatory within a local area.

 RATE REGULATION

  General. In May 1997, a tariff rebalancing was implemented pursuant to which monthly subscription charges and measured service charges for all customers increased, while domestic and international long-distance rates were lowered. In addition, the previous mechanism for financing the installation of new lines (auto-financing), which required customers to purchase shares of Telebras, was eliminated and replaced with a flat installation charge. With retroactive effect as of April 1, 1998, the regime used to divide domestic and international long-distance revenues between Embratel and the regional fixed-line companies was replaced with a network usage fee for interconnection such as already existed for use of cellular networks by the fixed-line companies and for use of the fixed networks by cellular operators. In addition to the network usage charge, Embratel is also required to pay a supplemental per-minute charge called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Embratel is the only company that is required to pay PAT charges. Embratel will be required to pay PAT charges for three years, after which time the PAT charges will be phased out.

  Price-Caps. Concessions with the regional fixed-line companies and Embratel, including the Concessions with the Company, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price-cap, stipulated by Anatel, that may be charged for a particular service and on a weighted average rate for a basket of basic services. The services include all of the services in the basic service plan, such as installation charges, monthly subscription fees, switched local service, intra-regional long-distance, interregional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, the monthly subscription fee, and measured usage charges, and for interconnection services, including network usage fees and equipment rental charges. The main baskets for Embratel are interregional long-distance, international long-distance and interconnection.

  The initial price-cap established by Anatel in the Concessions is based on the previously existing tariffs. The initial price-cap will be adjusted on an annual basis under a formula contained in the Concessions. The formula allows two adjustments to the price-cap. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where y represents the rate of inflation as measured by the Indice Geral de Precos-- Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price-cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price-cap by (1-K), where K represents a set productivity transfer factor (the "K-factor").

  In order to provide an incentive to Embratel and the regional fixed-line companies to increase their efficiency and to reward consumers of telecommunications services, Anatel applies a K-factor representing annual productivity adjustments to the tariffs of Embratel and the regional fixed-line companies. In the period 1998 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

                                              K-FACTOR ANNUAL PRODUCTIVITY
                                                       ADJUSTMENTS
                                         ---------------------------------------
                                         1998 1999 2000 2001 2002 2003 2004 2005
                                         ---- ---- ---- ---- ---- ---- ---- ----
Fixed-line companies--local............   0%   0%   0%   1%   1%   1%   1%   1%
Fixed-line companies--local
 interconnection.......................   0%   0%   0%   5%  10%  15%  20%  20%
Embratel--interregional long-distance..   2%   2%   2%   4%   4%   4%   5%   5%
Embratel--international long-distance..   5%   5%  15%  15%  15%  15%  15%  15%
Fixed-line companies--intra-regional
 long-distance
 and long-distance interconnection.....   2%   2%   2%   4%   4%   4%   5%   5%

  The price-cap covers a basket of basic services. While the weighted average tariff for the entire basket may not exceed the price-cap, the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 9% for local services and 5% for long-distance services, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price-cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price-cap.

  The Company may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price-cap.

  For information on the Company's current tariffs and service plans, see "-- Rates."

  Installation Charges. Installation charges for connection to the fixed-line telephone network have been reduced to a maximum flat rate of R$80 for all customers, both residential and nonresidential as of October 1997. All regional fixed-line companies are subject to this maximum for installation uniformly in every local calling area throughout Brazil. Local areas include those areas currently connected to the fixed-line network and correspond largely to urban areas. Customers outside of the local areas must negotiate the price of installation with the Company. Currently, the Company is charging an installation charge of R$50, rather than R$80. This fee replaces the autofinancing mechanism which had been in place, which required customers to purchase shares in Telebras. See "--Rates--Local Services."

  Monthly Subscription Charges. Residential and nonresidential customers must pay a monthly access fee for connection to the fixed-line telephone network. There are currently three levels of monthly access fees in Brazil, R$10, R$15 and R$20, excluding taxes, depending on customer characteristics, with all residential customers paying R$10 and most business customers paying R$15. See "--Rates--Local Services."

  Measured Service Charges. Users of local service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one individualized pulse for every call when the call is connected. After the first individualized pulse, only system-wide pulses are used in determining the charge for a call. The result of this system is that, while the time between the second and every subsequent pulse is always in increments of four minutes, the time between the first (individualized) pulse and the second (system-wide) pulse may vary. For example, the time between the first (individualized) pulse and the second (system-wide) pulse may vary between one second and four minutes.

  For normal weekday calls, local call charges are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., in addition to Saturdays from

2:00 p.m. to midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call.

  All users of local service currently receive 90 free pulses per month as part of their monthly subscription, equivalent to about 140 minutes per month in the case of an average user. Through the tariff rebalancing of May 1997, measured usage charges increased by approximately 61%. See "--Rates--Local Services."

  Anatel has stated that, as a consequence of its tariff restructuring in May 1997, cross-subsidies among various telecommunications services have been largely eliminated.

  Intra-Regional Long-Distance. Users of service pay differing rates for local measured service and intra-regional long-distance service. Intra-regional long-distance consists of interurban calls originating and terminating within the calling area of a regional fixed-line company. The Company is allowed to carry such calls entirely over its own network. When it does so, the Company receives all of the revenues from such calls. As part of the May 1997 tariff rebalancing, intra-regional long-distance rates were lowered, with an effective reduction of approximately 32%. Intra-regional calls are billed based on the duration of a call and distance. There are currently 20 intra-regional long-distance tariffs based on combinations of four day/time categories and five distance categories. Certain intra-regional long-distance calls are made within an area code and are measured in pulses.

  For a breakdown of the Company's current intra-regional long-distance tariffs, see "--Rates--Intra-Regional Long-Distance Service."

  Network Usage Charges. Other telecommunications companies wishing to interconnect with and use the Company's network--primarily to gain access to the Company's customers for call origination and completion--must pay certain fees, primarily a network usage fee. In addition, other telecommunications operators rent equipment, such as trunk lines, from the Company for use within their own internal networks. Fees for network usage and equipment rental are subject to price-caps stipulated by Anatel.

  The price-cap for the network usage fee specified by Anatel varies from company to company based on the underlying cost characteristics of each company's network. The fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services.

  Embratel, the cellular companies and any future new entrants into the market must pay the network usage fee if they access end customers via the network of a regional fixed-line company. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Company for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and end customers. Anatel has stated that Embratel is likely to be the primary provider of network usage fees since it will need to use at least the local loop to access end customers for the provision of long-distance service and since Embratel is under an obligation to provide universal long-distance service.

  In the past, the Company shared revenues for interstate and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Company's network. Under this system, the Company retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced with retroactive effect as of April 1, 1998 with the interconnection charge regime that had already been in place for interconnection of the Company's network with cellular networks, under which the Company charges for connection to its network and usage of its network.

  The total level of interconnection charges in the future is likely to depend greatly on the interconnection regime adopted by Anatel and how it is enforced. See "--Obligations of Telecommunications Companies--
Interconnection."

BRAZILIAN POLITICAL ENVIRONMENT

  The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies, including consistent policies in the areas of government-owned enterprises and telecommunications.

  Mr. Fernando Henrique Cardoso, the Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and took office in January 1995. He has generally sought to continue the economic stabilization and liberalization policies he had developed as Finance Minister from May 1993 through April 1994. Although some important groups remain opposed to significant elements of his program and the implementation of policies of economic stabilization and liberalization is subject to significant compromises and accommodations, President Cardoso is the leader of a coalition of political parties that represents a majority of the federal Congress. His party controls the state governments of the States of Sao Paulo, Rio de Janeiro and Minas Gerais, and his policies have broad political support.

  Elections for the President, Vice-President, state Governors and the members of the Chamber of Deputies, as well as one third of the members of the Senate were held on October 4, 1998. President Cardoso was re-elected for a second term as president. The outcome of these elections could have a strong impact on the continuation of the economic reforms of the Cardoso administration. There can be no assurance that the political consensus in favor of the economic reform program pursued by the Cardoso administration can or will be sustained following the elections.

BRAZILIAN ECONOMIC ENVIRONMENT

  The financial condition and results of operations of the Company are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

  For many years, the Brazilian economy was extremely volatile, and the Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, non-inflationary growth. The Company was affected by economic instability and by such programs in a variety of ways, particularly when they have resulted in contractions in demand or very high real interest rates or prevented the Company from raising rates to keep pace with the rate of inflation.

  Until the introduction of the Real Plan, measures by the Federal Government intended to influence the course of Brazil's economy, such as changes in monetary, credit, tariff and other policies, were frequent and occasionally drastic. See "Exchange Controls and Other Limitations Affecting Security Holders." In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently have had a material adverse effect on the Company's business, financial condition and results of operations.

  Beginning in December 1993, the Federal Government introduced the Real Plan, an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, based on a new unit of account, the URV, introduced earlier in the year. Since taking office in January 1995, President Cardoso has continued to implement the Real Plan. The real generally appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.1164 to US$1.00 at December 31, 1997. Under the Real Plan, the rate of inflation has decreased significantly and there has been sustained growth in real gross domestic product. See "--Inflation and Devaluation." Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan also led to an economic slowdown, a rise in unemployment in some regions and specific sectors of the economy, and adversely impacted certain sectors of the economy.

  Beginning in August 1998, following the devaluation of the Russian Ruble, Brazil has experienced substantial capital outflows, significant declines in its stock markets and speculative attacks on the Brazilian currency. In response, the Federal Government has raised interest rates and stated that it will continue to support the value of the real and to abide by the principles inherent in the Real Plan. In early October 1998, reported capital outflows of approximately US$1 billion per day led to speculation that the International Monetary Fund would provide Brazil with a financial aid package. However, as of October 9, 1998, no such package had been announced by the IMF or formally requested by the Federal Government. Previously, in the fourth quarter of 1997, Brazil experienced a financial crisis following the financial and economic crisis in Asia. In response, the Federal Government adopted several economic measures to protect the Real Plan and the stability of the Brazilian currency. These measures included (i) an increase in interest rates, including a near doubling of short-term interest rates, (ii) an increase in certain tax rates, (iii) a reduction in Federal Government spending for 1998 and (iv) restrictions on imports. Government policies to control inflation and to reduce budget and trade deficits could also result in further actions that could slow or halt Brazilian economic growth. It is not possible to foresee how measures like these will affect the business, financial condition and results of operations of the Company.

  Brazil's trade deficit for 1997 increased to US$8.37 billion compared to US$5.54 billion for 1996. There can be no assurance that the Brazilian government will not introduce credit restrictions to subdue domestic demand in order to reduce the trade deficit, nor that any such credit restrictions will not have a material adverse effect on the business, operations, financial condition or results of operations of the Company. A continuing increase in the trade deficit would substantially reduce Brazil's approximately US$50.8 billion of reserves at December 31, 1997 and could negatively affect Brazil's economic development as a whole.

PRIVATIZATION

  The Federal Government, directly or through various state-owned enterprises, owns many companies and controls a major portion of activities in the oil and gas sectors. Most of the energy production and postal services companies are directly or indirectly controlled by the Federal Government.

  To reduce its participation in the economy, the Federal Government has engaged in the privatization of certain state enterprises. The objectives of the privatization program are (i) to reduce the role of the state in the economy and allocate more resources to social investment, (ii) to reduce public sector debt, (iii) to encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) to strengthen the capital markets and promote wider share ownership. As originally presented the Real Plan contemplated constitutional amendments which would permit private participation in the state-controlled petroleum and telecommunications sectors and in other areas that had constitutionally mandated monopolies, such as pipeline distribution of gas and the shipping industry. These amendments were approved by Congress in 1995. A council directly subordinate to the President, the Conselho Nacional de Privatizacao (the "Privatization Council"), and Banco Nacional de Desenvolvimento Economico e Social (the "National Development Bank" or "BNDES") are responsible for administering the privatization program.

  As of December 31, 1996, a total of 52 state enterprises or divisions thereof had been privatized, and several minority interests held by Federal Government companies had been sold for nominal consideration totaling US$13.7 billion (including payment made in Brazilian currency and payment made by means of qualified debt instruments issued to the federal government, its agencies and state-controlled companies). To date, the privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. Although the majority of such share auctions have been successful, there have been instances in which a share auction has failed due to lack of bidders. Although the majority of such share auctions have been successful, there have been instances in which a share auction has failed due to a lack of bidders. Privatization revenues for 1997 exceeded $26.0 billion. Some of the Brazilian states, such as Sao Paulo, Minas Gerais, Pernambuco, Paraiba and Maranhao are also conducting privatization programs in relation to state services.

  Brazilian labor unions have opposed certain of the privatization measures proposed by the Brazilian Government, but the Federal Government has, to date, been able to move forward with its program despite such opposition.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES; BRAZILIAN AUSTERITY PROGRAM

  The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. For example, since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of financial market indices, including those in Brazil, have declined significantly. The current market volatility in Latin America and other emerging market countries' securities markets has also been attributed, at least in part, to the effects of the Asian economic crisis. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the ADSs.

  In reaction to the growing market volatility in Asia, the Federal Government implemented several measures intended to curtail the outflow of foreign investment, as Central Bank reserves were reduced from U.S.$61.2 billion in September 1997 to U.S.$52.9 billion by the end of October 1997. On October 30, 1997, the Central Bank raised the benchmark interest rate from 20.7% to 43.4% in order to retain investment funds in the country. On November 10, 1997 the Federal Government presented a series of fiscal measures aimed at reducing the budget deficit and bolstering economic conditions. The measures included certain tax increases, eliminations of budget expenses and reductions in available fiscal incentives. The package of measures was intended to produce a savings of R$20 billion, due to the decrease in expenses and the increase in revenue. These fiscal measures have been substantially implemented. Constitutional reforms affecting civil servants and social security have also been accelerated and may result in lower government deficits. However, there can be no assurance that such measures will be successful in protecting the Federal Government's present currency exchange rate policy and price stability program.

  Additionally, the decrease in economic activity caused by the increase in interest rates and the fiscal measures may have substantial negative effects on companies doing business in Brazil. Projected GDP growth for Brazil for 1998 has been reduced from approximately 4% to approximately 1%. It is expected that these events may have the effect of reducing the purchasing power of Brazilian consumers in general. Since the increase in interest rates, the Central Bank has gradually reduced its benchmark interest rate, setting its rates at 40.9% on December 1, 1997, at 38.0% on January 2, 1998, at 34.5% on January 29, 1998, at 28.0% on March 5, 1998, at 21.8% on May 20, 1998, at 21.0% on June 25, 1998
and at 19.75% on July 29, 1998. There can be no assurance that a decrease in interest rates will not cause further investment outflows.

  Events in Asia also may affect the competitiveness of Brazilian exports. In addition, the proceeds from scheduled privatizations may not reach expected levels, in which case the current account deficit would cause a deterioration in foreign reserves, adversely affecting the currency exchange rate policy.

INFLATION AND DEVALUATION

  Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The following table sets forth Brazilian inflation, as measured by the UFIR for 1995 and the IGP-M for 1996-1998, and the devaluation of the Brazilian currency against the U.S. dollar for the periods shown.

                                   YEAR ENDED
                                  DECEMBER 31,   FIRST QUARTER    SIX MONTHS
                                 -------------- ENDED MARCH 31, ENDED JUNE 30,
                                 1995 1996 1997      1998            1998
                                 ---- ---- ---- --------------- --------------
                                               (IN PERCENTAGES)
Inflation (UFIR for 1995; IGP-M
 for 1996-1998)................. 22.5 9.2  7.7        1.3            2.0
Devaluation (Brazilian currency
 vs. US$)....................... 15.0 6.9  7.4        1.9            3.6

  Since the introduction of the Real Plan in July 1994, the rate of inflation has decreased considerably. As measured by the IGP-M, the rate of inflation was 7.7% for 1997, 1.3% for the first quarter of 1998 and 2.0% for the six months ended June 30, 1998. Despite this reduction, the rate of inflation remains high compared to other countries, and the potential for distortions or dislocations attributable to changing prices continues to exist. The exchange rate between the real and the U.S. dollar has also been relatively stable since early July 1994, compared to prior periods, although the potential for devaluation or volatility persists. See "Exchange Rates."

ITEM 2: DESCRIPTION OF PROPERTY

  The principal properties of the Company consist of transmission plants (including outside plant and trunk lines), exchange equipment and switching equipment. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, "toll" exchanges that connect local exchanges to long-distance transmission facilities and "tandem" exchanges that connect local exchanges with each other and with toll exchanges.

  The Company's properties are located throughout the state of Sao Paulo. At March 31, 1998, the Company utilized 1,673 properties, of which 1,392 sites were owned by the Company. Telesp owns the building in Sao Paulo from which the majority of its management activities are conducted. Pursuant to Brazilian legal procedures, liens have been placed on several of the Company's properties pending the outcome of various legal proceedings to which the Company is a party.

  At December 31, 1997, plant and equipment related to switching stations represented approximately 25.0%, transmission equipment represented 32.5%, construction in progress represented approximately 11.0%, buildings, underground equipment and lines represented approximately 23.4% and other fixed assets represented approximately 8.1% of the net book value of the Company's total fixed assets. At December 31, 1997, the net book value of the Company's property, plant and equipment was R$12,589.4 million.

ITEM 3: LEGAL PROCEEDINGS

  The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of such decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebras will be required to reapprove the Breakup or other legislative action may be required.

  The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that (i) Brazil's Constitution requires that the creation of the twelve New Holding Companies be specifically authorized by the Telecommunications Law--the Breakup is not so authorized; (ii) the shareholders' meeting of Telebras held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress. If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of (i) amendment of the Telecommunications Law, (ii) reconvening the May 22, 1998 Telebras shareholders' meeting and (iii) the passage of additional laws by Congress or issuance of executive orders by the President. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company believes that this would not be likely to occur.

  The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business and financial condition.

  The Company is a party to several lawsuits filed by the National Institute of Social Security in 1997 before the Federal Courts of Sao Paulo relating to the collection of the Contribuicoes devidas ao Seguro de Acidente de Trabalho (Workers Accident Insurance Tax or "SAT") for the period between January 1986 and June 1996. The aggregate amount involved in such lawsuits is approximately R$100 million. The Company has allowed judicial liens to be placed on five of its properties, valued at approximately R$61.6 million in the aggregate, pursuant to Brazilian legal procedures pending the outcome of such lawsuits. In the event the Company prevails in such lawsuits, such liens will be lifted from the properties.

  A class action suit was filed against the Company in 1995 seeking an injunction against the Company's "servicos 900" (code 900 services). While the Company believes that it will prevail on the merits in this civil action, the Company faces an estimated loss in revenues of approximately R$72 million per year if an injunction is granted.

  Telebras is the legal predecessor of the Registrant and is a defendant in a number of legal proceedings and subject to certain other claims and contingencies.

  Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Registrant or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability until September 14, 1998. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

  Liability for any claims arising out of acts committed by Telesp prior to the effective date of the spin-off of Telesp's cellular assets and liabilities to Telesp Celular S.A. ("Telesp Cellular") remains with Telesp Cellular, except for labor and tax claims (for which Telesp and Telesp Cellular are jointly and severally liable by operation of law) and those liabilities for which specific accounting provisions have been assigned to Telesp Cellular. However, under the shareholders' resolution pursuant to which the spin-off was effected, Telesp Cellular has contribution rights against Telesp with respect to the entire amount of any payments made by Telesp Cellular in connection with any labor or tax claims brought against Telesp Cellular and relating to acts committed by Telesp prior to the effective date of the spin-off.

ITEM 4: CONTROL OF REGISTRANT

  Of the Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. See "Description of the Securities to be

Registered--Capital Stock--Voting Rights." Tele Brasil Sul owns 51.8% of the Common Shares. Accordingly, Tele Brasil Sul has the ability to control the election of the Company's Board of Directors and the direction and future operations of the Company.

  The following table sets forth information concerning the ownership of Common Stock by Tele Brasil Sul and by the Company's officers and directors as a group. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                    NUMBER OF    PERCENTAGE OF
                                                      COMMON      OUTSTANDING
                  NAME OF OWNER                    SHARES OWNED  COMMON SHARES
                  -------------                   -------------- -------------
Tele Brasil Sul.................................. 64,405,151,125     51.79%
All directors and executive officers as a group
 (5 persons).....................................         37,847      0.00%

  The following is a brief description of the shareholders of Tele Brasil Sul.

  TELEFONICA INTERNACIONAL S.A. Telefonica Internacional S.A. is a subsidiary of Telefonica de Espana S.A. ("Telefonica"). Telefonica is dedicated to the telecommunications sector, with activities in Spain and Portugal and in the Americas. Telefonica provides a comprehensive range of telecommunications services, including fixed, mobile and public telephone services to the residential and business markets, as well as international calls, data transmission and infrastructure services. Its shares are listed on the Madrid Stock Exchange and on the New York Stock Exchange. Telefonica is also a participant in the consortia that acquired control of three other New Holding
Companies: Tele Leste Celular Participacoes S.A., Telesp Celular Participacoes S.A. and Tele Sudeste Celular Participacoes S.A.

  PORTUGAL TELECOM S.A. Portugal Telecom is part of the Portugal Telecom Group ("Portugal Telecom"). Portugal Telecom is a company dedicated to the telecommunications sector, more specifically to the establishment, management and exploration of the telecommunications' infrastructures and the supply of telecommunications services. It also provides the services of distribution of telecommunications diffusion signals. Portugal Telecom is also a participant in the consortia that acquired control of another New Holding Company: Telesp Celular Participacoes S.A.

  BANCO BILBAO VIZCAYA. Banco Bilbao Vizcaya ("BBV") is part of a Spanish financial group with presence in 35 countries. BBV's principal business is retail banking, in which BBV accounts more than 6.5 million clients. It also provides other services related to retail banking, such as telephone and computer banking. In addition to retail banking, BBV has six other core business areas, each of which focuses on a certain group of clients or markets, or has its own geographic responsibilities. These areas include banks in Spain, banks abroad, wholesale banking, private banking and asset management and diversification.

  IBERDROLA S.A. Iberdrola is an electric power company whose major activity is the generation, transportation, distribution and marketing of electricity. Iberdrola is also engaged in sectors such as new energy, engineering, consultancy, telecommunications, information systems, real estate, and added value services to customers. In Spain, it provides electricity to its more than eight million customers, which represent 40% of the peninsular domestic market. Iberdrola performs activities in 23 companies set up in Argentina, Bolivia, Brazil, Colombia, Chile and Guatemala, and participates in the management of electricity, gas and telecommunications supply to over ten million customers in those countries. Iberdrola is also a participant in the consortia that acquired control of two other New Holding Companies: Tele Leste Celular Participacoes S.A. and Tele Sudeste Celular Participacoes S.A.

  RBS PARTICIPACOES S.A. RBS Participacoes S.A. is a family-owned holding company dedicated to investing in the telecommunication, television and media businesses.

ITEM 5: NATURE OF TRADING MARKET

  There has never been a trading market for the ADSs. Prior to September 21, 1998, there was no trading market for the Common Shares or the Preferred Shares. The common shares and preferred shares of Telesp have traded on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges") since May 18, 1998. Prior to that date, Telesp shares traded on such exchanges as units with shares of Telesp Cellular. Prior to the spin-off of Telesp's cellular operations to Telesp, common shares and preferred shares of Telesp traded on the Brazilian Stock Exchanges.

  The table below sets forth, for the periods indicated, the high and low closing sales prices for the preferred shares of Telesp as reported on the Sao Paulo Stock Exchange since the spin-off of Telesp's cellular operations. The market price of the Preferred Shares may differ materially from the market price of the preferred shares of Telesp. Two factors accounting for this difference are expected to be (i) that the Registrant has certain assets and liabilities that Telesp does not (see Note 23 to the Consolidated Financial Statements) and (ii) that the capital structure of Telesp differs significantly from that of the Registrant. As of May 18, 1998, Telesp had 29,662,618,749 common shares and 27,659,105,063 preferred shares outstanding. Telesp's capital structure is different from that of the Registrant. See "Description of Securities to be Registered--Capital Stock--General."

                                                             PRICES PER 1,000
                                                            PREFERRED SHARES OF
                                                                TELESP (1)
                                                            -------------------
                                                              HIGH       LOW
                                                            -------------------
                                                             (IN NORMAL REAIS)
   May 18, 1998 through May 31, 1998....................... R$ 300.00 R$ 220.00
   June 1, 1998 through June 30, 1998...................... R$ 282.00 R$ 232.00
   July 1, 1998 through July 31, 1998......................  R$310.00 R$ 257.00
   August 1, 1998 through August 31, 1998..................  R$280.00 R$ 167.00
   September 1, 1998 through September 30, 1998............  R$191.00  R$110.00

--------
(1) Share prices are for Telesp, a subsidiary of the Registrant, and not for the Registrant itself.

  Following the Breakup and until September 21, 1998, the preferred shares of each of the New Holding Companies, including the Preferred Shares, traded on the Brazilian Stock Exchanges only as a unit with the preferred shares of Telebras. Telebras ADSs, each representing 1,000 Telebras preferred shares and, since the Breakup, each also representing 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE.

  On September 21, 1998, common shares and preferred shares of each New Holding Company, including the Preferred Shares, commenced trading separately on the Brazilian Stock Exchanges. The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preferred Shares of the Registrant as reported on the Sao Paulo Stock Exchange.

                                                             PRICES PER 1,000
                                                            PREFERRED SHARES OF
                                                              THE REGISTRANT
                                                            -------------------
                                                              HIGH       LOW
                                                            -------------------
                                                            (IN NOMINAL REAIS)
   September 21, 1998 through September 30, 1998........... R$  30.50 R$  27.50
   October 1, 1998 through October 23, 1998................ R$  34.00 R$  24.00

  It is expected that during the fourth quarter of 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and commence trading separately on the NYSE. The ADSs, each representing 1,000 Preferred Shares of the Registrant, will be issued to the holders of Telebras ADSs pursuant to a Deposit Agreement (the "Deposit Agreement") among the Registrant, The Bank of New York as Depositary (the "Depositary") and the holders of the ADSs from time to time. See "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  Application has been made to list the ADSs on the NYSE upon issuance under the symbol TSP. Prices at which the Preferred Shares and the ADSs may trade cannot be predicted. There can be no assurance that an active trading market for the Preferred Shares in Brazil or for the ADSs in the United States or elsewhere will develop or be sustained.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

  Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1997, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

  Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. Market makers exist on the Sao Paulo Stock Exchange, but are only authorized to make markets in options for stock indices which are traded on that exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the Sao Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

  Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Calispa S.A., which is owned by the member brokerage firms. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC-Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

  At December 31, 1997, the aggregate market capitalization of the 536 companies listed on the Sao Paulo Stock Exchange was approximately R$285.0 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. This is particularly true in the case of mixed-capital companies, such as the Company before the privatization, of which more than half of the voting shares must by law be owned by Brazilian governmental entities. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

  Although the Brazilian equity market was Latin America's largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 1997, the combined daily trading volumes on these two exchanges averaged approximately R$945.4 million. In 1997, the five most actively traded issues represented approximately 72.9% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 50.5% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

  Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Description of Securities to be Registered."

REGULATION OF BRAZILIAN SECURITIES MARKETS

  The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporation Law.

  Under the Brazilian Corporation Law, a company is either public, a "companhia aberta," such as the Company, or private, a "companhia fechada." All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter ("Brazilian OTC") market. The shares of a public company, including the Company, may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

  Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

  The Brazilian Securities Law provided for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  There are no restrictions on ownership of Preferred Shares or Common Shares of the Registrant by individuals or legal entities domiciled outside Brazil.

  Until the Registrant was privatized, it was subject to provisions of Brazilian corporate law applicable to mixed-capital companies under Brazilian law. These provisions ceased to apply after the Registrant was privatized. As a mixed-capital company, the Registrant was not subject to bankruptcy and the Federal Government was contingently liable for the obligations of the Registrant for so long as its assets were encumbered and attached. However, substantial limitations applied to the attachment or sale of assets of the operating subsidiaries of the Registrant that were used to provide telecommunications services pursuant to the Company's concession. Similarly, the sale of shares representing voting control of operating subsidiaries providing public telecommunications services was subject to government authorization. The sale of preferred shares of operating subsidiaries, or of assets not used to provide telecommunications services, was not subject to these restrictions.

  The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred

Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

  Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that (i) seek to invest in financial markets and (ii) meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program will be approved under the Annex V Regulations by the Central Bank of Brazil and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations."

  A Certificate of Registration will be issued in the name of the Depositary with respect to the ADSs prior to the issuance of the ADSs and will be maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder (i) qualifies under the Annex IV Regulations or (ii) obtains its own Certificate of Registration, and in the case of (ii), it will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

  Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1997, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

ITEM 7: TAXATION

  The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

  Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, that has registered its investment in Preferred Shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of Preferred Shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

 TAXATION OF DIVIDENDS

  Dividends, including dividends paid in kind, paid by the Company (i) to the Depositary in respect of the Preferred Shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned as from January 1, 1996. Stock dividends relating to profits generated prior to December 31, 1995 are not subject to withholding tax in Brazil unless the stock is redeemed by the Company within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within such five-year period.

  Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the rate of the withholding tax on dividends in respect of profits generated prior to December 31, 1995 below the generally applicable 15% rate is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

 TAXATION OF GAINS

  Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

  The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered under the Annex IV Regulations. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 10% or 15% as described below. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under "--Registered Capital."

  Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil outside of a Brazilian stock exchange. Non-Brazilian holders are generally subject to a withholding tax at a rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on a Brazilian stock exchange but will not be subject to tax if either such a sale is made within five business days of the withdrawal of such Preferred Shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or such a sale is made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders that register with the CVM. Gains realized by an investor under the Annex IV Regulations are not subject to tax, provided certain conditions are met. The "gain realized" is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will not be changed. Reductions in the tax rate provided for by Brazil's tax treaties do not apply to tax on gains realized on sales or exchanges of Preferred Shares.

  Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary will not be subject to Brazilian taxation.

 DISTRIBUTIONS OF INTEREST ON NET WORTH

  In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the Company's net worth. Such interest is limited to the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank of Brazil from time to time (10.63% per annum for the three month period starting June 1, 1998), and cannot exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (ii) 50% of retained earnings.

  Distributions of interest on net worth in respect of the Preferred Shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the Federal Government, which is exempt from tax withholding) and shall be deductible by the Registrant for purposes of the Corporate Income Tax ("IRPJ") and Social Contribution on Profit ("CSLL") (both of which are levied on the Company's profits) as long as the payment of a distribution of interest is approved in the Registrant's annual shareholders' meeting. The amount of distributions of interest on net worth will be determined by the Board of Directors of the Registrant. No assurance can be given that the Board of Directors of the Registrant will not determine that future distributions of profits will be made by means of interest on net worth instead of by means of dividends.

  Under Brazilian law and regulations, the amount paid to shareholders as interest on net worth (net of any withholding tax) may be treated as payment in lieu of the Mandatory Dividend and Preferred Dividend (as defined under "Description of Securities to be Registered--Capital Stock--Dividends"). In addition, any Brazilian corporation distributing interest on net worth is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

  Distributions of interest on net worth in respect of the Preferred Shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions. See "Description of Securities to be Registered--Capital Stock--Payment of Dividends" and "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 OTHER BRAZILIAN TAXES

  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

  Pursuant to Decree 2,219, dated May 2, 1997, a financial transaction tax (the "IOF") may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in Preferred Shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

  On January 24, 1997, a temporary tax was enacted. The Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF Tax"), which was created by Constitutional Amendment No. 12 of August 16, 1996 and regulated by Law No. 9,311 of October 24, 1996, is levied on debits on bank accounts and certain other payments made by a bank, at a rate of 0.2%, which may be raised at any time to 0.25%. The CPMF Tax was initially scheduled to be collected until February 22, 1998; the CPMF Tax was subsequently extended until January 27, 1999 by Law No. 9,539 of December 12, 1997.

 REGISTERED CAPITAL

  The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for each Preferred Share purchased in the form of an ADS, or purchased in Brazil, and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (in U.S. dollars) to the purchaser. The Registered Capital for a Preferred Share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of the Preferred Share on the Brazilian stock exchange on which the greatest number of Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Preferred Shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

  A non-Brazilian holder of Preferred Shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Registration Statement, and changes to such law subsequent to the date of this Registration Statement may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Registrant, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

  Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares or ADSs.

  In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

  For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

 TAXATION OF DIVIDENDS

  A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Registrant as a dividend to the extent that such distribution is paid out of the Registrant's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Registrant's e&p, it will be treated as a non-taxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of holders of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Registrant will not be eligible for the dividends received deduction allowed to corporations under the Code.

  Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, the Brazilian withholding tax paid in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Under new rules enacted by Congress in 1997 and other guidance recently released by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

  Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Registrant generally will not be subject to U.S. federal income tax.

  A holder of an ADS that is a foreign corporation or non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

 TAXATION OF CAPITAL GAINS

  Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Under recently enacted legislation, long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year, effective for amounts properly taken into account on or after January 1, 1998. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, in the case of a disposition of Preferred Shares in Brazil (which, unlike a disposition of ADSs, would be taxable in Brazil), the U.S. holder might not be able to use the foreign tax credit for Brazilian tax imposed on gain.

  A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

 U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

  The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

ITEM 8: SELECTED FINANCIAL DATA

GENERAL

  The following table presents selected financial information for the Company as of and for the periods indicated. The information as of December 31, 1996 and 1997 and for the three year period ended December 31, 1997 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the Notes thereto included elsewhere in this Registration Statement. These Consolidated Financial Statements have been audited by KPMG Peat Marwick, independent auditors, and their report on such Consolidated Financial Statements appears elsewhere in this Registration Statement. The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 32 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP as of and for the years ended December 31, 1996 and 1997. All other selected financial information has been derived from the Company's accounting records.

  The Consolidated Financial Statements present the financial condition and results of operations of the Registrant and its subsidiaries, Telesp and CTBC. The portion of the consolidated equity and net income of Telesp and CTBC attributable to shareholders of Telesp and CTBC other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned 28.6% and 30.2% of the share capital of Telesp and CTBC, respectively.

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Registrant and its subsidiaries, Telesp and CTBC, as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

  The separation of the fixed and cellular telecommunications businesses has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. See Note 31 to the Consolidated Financial Statements. The assets and liabilities of the cellular telephone business were transferred from Telesp to Telesp Celular S.A. at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the subsidiaries Telesp and CTBC been separate legal entities during such period. See "Description of Business-- Background," "--The Company" and Notes 1, 2 and 31 to the Consolidated Financial Statements.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from Telesp. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations for years ended December 31, 1995, 1996 and 1997-- Allocated and unallocated interest expense and unallocated interest income."

  Certain of the constant real-denominated information herein has been translated into U.S. dollars using the December 31, 1997 Commercial Market Rate published by the Central Bank of Brazil of R$1.1164 to US$1.00. These translations are presented solely for the convenience of the reader and should not be construed as implying that local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or any rate.

  The Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Registration Statement, have been restated to recognize certain effects of inflation and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) required by the CVM to be used for Consolidated Financial Statements of public corporations through December 31, 1995. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes is constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its Consolidated Financial Statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare Consolidated Financial Statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare Consolidated Financial Statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

                         SELECTED FINANCIAL INFORMATION

                                                  YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------
                             1993        1994        1995        1996        1997           1997
                          ----------  ----------  ----------  ----------  ----------  ----------------
                                                                                       (IN THOUSANDS
                                        (IN THOUSANDS OF CONSTANT                     OF U.S. DOLLARS,
                                       REAIS OF DECEMBER 31, 1997,                       EXCEPT PER
                                          EXCEPT PER SHARE DATA)                       SHARE DATA(1))
INCOME STATEMENT DATA:
BRAZILIAN GAAP
Net operating revenue
 from telecommunications
 services...............   2,554,725   2,852,772   2,743,902   3,710,205   4,086,668      3,660,577
Cost of services........  (1,330,632) (1,620,142) (1,835,493) (2,202,000) (2,387,337)    (2,138,424)
                          ----------  ----------  ----------  ----------  ----------     ----------
Gross profit............   1,224,093   1,232,630     908,409   1,508,205   1,699,331      1,522,153
Operating expenses......    (469,585)   (686,716)   (588,228)   (606,915)   (689,975)      (618,035)
                          ----------  ----------  ----------  ----------  ----------     ----------
Operating income from
 continuing operations
 before interest
 income/expense.........     754,508     545,914     320,181     901,290   1,009,356        904,118
Allocated interest
 expense(2).............         --          --      (27,651)    (32,880)    (19,353)       (17,335)
                          ----------  ----------  ----------  ----------  ----------     ----------
Operating income from
 continuing operations
 before unallocated
 interest income
 (expense)(3)(4)(2).....     754,508     545,914     292,530     868,410     990,003        886,783
Net non-operating income
 (expense)..............      (4,271)    (16,889)     (4,001)     94,716      15,233         13,645
Employees' profit
 share..................         --          --          --      (32,465)    (52,940)       (47,420)
                          ----------  ----------  ----------  ----------  ----------     ----------
Income from continuing
 operations before
 unallocated interest
 income (expense), taxes
 and minority
 interests..............     750,237     529,025     288,529     930,661     952,296        853,008
Income from discontinued
 cellular operations
 before unallocated
 interest income
 (expense), taxes and
 minority
 interests(3)(4)(2).....         --          --      196,410     328,741     537,377        481,348
Unallocated interest
 income(3)(4)(2)........         --          --       48,585      98,405     202,751        181,611
Unallocated interest
 expense(3)(4)(2).......    (265,746)    (37,377)    (66,234)    (51,500)     (3,332)        (2,985)
                          ----------  ----------  ----------  ----------  ----------     ----------
Income before taxes and
 minority interests.....     484,491     491,648     467,290   1,306,307   1,689,092      1,512,982
Income and social
 contribution taxes.....     409,997    (164,831)   (122,354)   (330,591)   (528,672)      (473,551)
                          ----------  ----------  ----------  ----------  ----------     ----------
Income before minority
 interests..............     894,488     326,817     344,936     975,716   1,160,420      1,039,431
Minority interests(5)...    (209,668)    (82,898)    (83,326)   (249,855)   (360,296)      (322,730)
                          ----------  ----------  ----------  ----------  ----------     ----------
Net income..............     684,820     243,919     261,610     725,861     800,124        716,701
                          ==========  ==========  ==========  ==========  ==========     ==========
U.S. GAAP:
Income from continuing operations before unallocated
 interest income (expense), income taxes and minority
 interests...............................................      1,074,168   1,085,383        972,217
Income from discontinued cellular operations before
 unallocated interest income (expense), income taxes and
 minority interests .....................................        334,489     537,426        481,392
Net income...............................................        714,153     918,505        822,738
Net income per thousand
 shares:
Common shares-Basic(6)...................................           2.86        2.23           2.00
Common shares-Diluted(6).................................           1.96        2.75           2.46
Preferred shares-Basic(6)................................           2.86        2.23           2.00
Preferred shares-Diluted(6)..............................           1.96        2.75           2.46

                                                  YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------------
                             1993       1994       1995       1996       1997          1997
                          ---------- ---------- ---------- ---------- ---------- ----------------
                                                                                  (IN THOUSANDS
                                        (IN THOUSANDS OF CONSTANT                OF U.S. DOLLARS,
                                       REAIS OF DECEMBER 31, 1997,                  EXCEPT PER
                                          EXCEPT PER SHARE DATA)                  SHARE DATA(1))
BALANCE SHEET DATA:
Brazilian GAAP
Property, plant and
 equipment, net.........   9,835,829 11,791,280 12,056,545 12,334,860 12,589,455    11,276,832
Total assets............  12,509,467 12,672,320 13,101,934 14,490,650 15,907,149    14,248,610
Loans and financing--
 current portion........   1,305,914    679,967    580,917    633,352     28,397        25,436
Loans and financing--non
 current portion........   1,302,284    896,591    659,116    494,106    472,599       423,324
Shareholders' equity....   6,494,865  6,730,448  7,365,088  8,168,335  8,876,672     7,951,157
U.S. GAAP
Property, plant and equipment, net.......................  12,135,970 12,357,272    11,068,857
Total assets.............................................  14,436,069 15,829,256    14,178,839
Loans and financing--current portion.....................     608,790    484,229       433,741
Loans and financing--non current portion.................     494,106        --            --
Shareholders' equity.....................................   8,759,421  9,297,151     8,327,795

                                                                   MAY 22, 1998
                                                                   -------------
                                                                   (IN THOUSANDS
                                                                    OF CONSTANT
                                                                      REAIS)
NEW HOLDING COMPANY--BRAZILIAN GAAP SHAREHOLDERS' EQUITY(7):
Share capital....................................................    3,238,421
Income reserves..................................................    3,260,766
Retained earnings................................................    1,778,980
                                                                     ---------
 Total shareholders' equity......................................    8,278,167
                                                                     =========

--------

(1) The translation of Brazilian reais amounts into US dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian reais amounts could be converted to US dollars at this or any other rate.

(2) Allocated interest expense represents interest expense attributable to continuing operations. As discussed in note 3, the Company is unable to present cellular operations as discontinued operations for 1993 and 1994. Therefore, interest income and expense in 1993 and 1994 have been presented as unallocated.

(3) The Company is unable to present cellular operations as discontinued operations for 1993 and 1994. Accordingly, cellular operations results for 1993 and 1994 are included in "Operating income from continuing operations."

(4) Unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.

(5) Minority interests represent the portion of net income attributable to shareholders other than Telebras.

(6) Reflects net income per thousand shares of the Registrant. The Registrant was not formed until subsequent to December 31, 1997. Accordingly, the equity structure utilized for the earnings per share computations is that of the Registrant as of May 22, 1998 (the date of its formation). At the date of formation, the Registrant had 124,351,903 thousand common shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand preferred shares outstanding (exclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras). See Note 32(e) to the Consolidated Financial Statements.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings per Share." This new statement became effective for financial statements for periods ending after December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per share is computed by dividing income available to common and preferred shareholders, respectively, by the weighted-average number of common and preferred shares outstanding, respectively, during the period. The weighted-average number of Common and Preferred Shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand, respectively.

  As explained in Note 26 to the Consolidated Financial Statements the Company has received expansion plan contributions from companies and individuals wishing to be connected to the national telephone network and has also sponsored Community Expansion Plan agreements. These activities are dilutive in nature to the Shareholders of the Registrant, whether the shares to be issued are those of the Subsidiaries (which will impact the minority interest recognized) or of the Registrant itself. If subsidiary shares had been issued historically, the reduction to net income to increase in net earnings allocated to minority shareholders for 1996 and 1997 would have been approximately R$84,427 thousand and R$37,922 thousand, respectively. Earnings per share has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.

(7) On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings were established.

  For U.S. GAAP purposes, the "retained earnings" allocated from Telebras would be referred to as Distributable Capital as this amount represents capital allocated from Telebras. See Note 31 to the Consolidated Financial Statements.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company for the years ended December 31, 1995, 1996 and 1997 should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement. The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between U.S. GAAP and Brazilian GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income for the two years ended December 31, 1996 and 1997 and total shareholders' equity as of December 31, 1996 and 1997.

FORMATION OF THE REGISTRANT AND PRESENTATION OF FINANCIAL INFORMATION

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or "split-up". Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator. The Registrant is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of Telebras. In the Breakup, certain assets and liabilities of Telebras, including 71.4% of the total share capital of Telesp and 69.8% of the share capital of Telesp's subsidiary CTBC, were transferred to the Registrant.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders also approved a specific structure for the shareholders' equity of each new holding company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Telesp Participacoes S.A. were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company the balance of its Retained Earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$171,236,000 in relation to the Company's historical retained earnings. See Note 31 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The Consolidated Financial Statements present the financial condition and results of operations of the Registrant and its subsidiary, Telesp, and Telesp's subsidiary, CTBC. The portion of the equity and net income of Telesp and CTBC attributable to shareholders of Telesp and CTBC other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned 28.6% and 30.2% of the share capital of Telesp and CTBC, respectively.

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Registrant and its subsidiaries, Telesp and CTBC, as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

  The separation of the fixed and cellular telecommunications businesses has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from Telesp to Telesp Cellular at their indexed historical cost. The Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the subsidiaries, Telesp and CTBC, been separate legal entities during such periods. See "Description of Business-- Background," "--The Company" and Notes 1, 2 and 31 to the Consolidated Financial Statements.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from Telesp. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense.

  In connection with the formation of the Registrant, certain assets and liabilities of Telebras in addition to its interests in Telesp and CTBC were spun off to the Registrant. The principal such assets and liabilities were certain loans and other financings (which comprised substantially all the external indebtedness of Telebras), cash and other current assets, noncurrent assets and certain investments. See Note 31 to the Consolidated Financial Statements, which includes a balance sheet of the Registrant. The Registrant received R$479.9 million of Telebras indebtedness and R$729.9 million of Telebras current assets, including R$439.2 million in cash and cash equivalents. A substantial amount of the assets received from Telebras (principally investment in subsidiaries) is eliminated upon consolidation.

EFFECTS OF INFLATION

  In accordance with Brazilian GAAP, the Financial Statements recognize certain effects of inflation and restate data from prior periods in constant reais of December 31, 1997 purchasing power. Such restatement has been effected using the integral restatement method (correcao integral), which was required by the CVM to be used for Consolidated Financial Statements of public corporations through December 31, 1995. In periods of inflation, monetary assets generate inflationary loss and monetary liabilities generate inflationary gain, due to the decline in purchasing power of the currency. In the Consolidated Financial Statements, inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense captions in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes is constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare Consolidated Financial Statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare Consolidated Financial Statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation. See "Selected Financial Data."

  Because financial information for the Company is presented in constant currency, reported revenues reflect average real rates (i.e., nominal rates as restated in constant currency in accordance with variations in the applicable index) rather than nominal rates. Inflation results in decreases in real rates to the extent that nominal rate increases fail to keep pace with the rate of inflation. See "Description of Business--Rates."

POLITICAL, ECONOMIC, REGULATORY AND COMPETITIVE CONSIDERATIONS

  The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Registration Statement. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business-- Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "'Description of Business-- Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies. In addition, the Presidential and Congressional elections to be held in October 1998 could have a significant impact on whether the economic stabilization and liberalization policies of the current administration can or will be sustained following the elections.

  In April and May 1997, a tariff rebalancing was implemented pursuant to which certain rates were adjusted and the percentage of revenues retained by the fixed-line companies for domestic and international long distance calls pursuant to the division of revenues system in place prior to April 1998 was lowered. The principal rate increases occurred with respect to monthly subscription charges and local measured service charges. These increases were partially offset by a decrease in domestic long distance and international long distance rates. The monthly subscription charge increased from R$3.73 to R$13.82 and the local measured service charge increased from R$0.05 per pulse to R$0.08 per pulse. Average domestic long-distance and international long-distance rates were reduced by approximately 16.7% and 17%, respectively. If the tariff rebalancing had been effective as of January 1, 1997, the composition of the Company's net operating revenues would have been significantly affected and its total net operating revenues may have been higher. Pro forma information reflecting the April and May 1997 rate changes as if they had been in effect from January 1, 1997 has not been presented because management believes that it is not possible to quantify with any reasonable degree of certainty the influence on the volume of telephone use that would have been caused by such changes in the first quarter of 1997.

  Until April 1, 1998, revenues for fixed-line domestic and international long-distance calls were divided between Embratel and the regional fixed-line companies. Under this system, the Company and each regional fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a fixed percentage of the revenue, transferring the remainder of the revenue to Embratel. The fixed percentage varied by regional fixed-line company. As of March 31, 1998, the regional fixed-line companies transferred an average of 33% of the total revenue for such calls to Embratel.

  As part of the liberalization of the Brazilian telecommunications sector, this revenue-sharing system was eliminated as of April 1, 1998. Under the new system, Embratel receives 100% of the revenues from domestic and international long distance calls but must pay certain per-minute interconnection charges to the Company and the other regional fixed-line companies for connection to and use of their networks. In addition, until June 30, 2001, Embratel must pay a supplemental per-minute charge for such interconnection, the Parcela Adicional Temporaria (the "PAT"). The Company does not expect that implementation of this new system will have a material impact on its net income. However, it is expected that the allocation to Embratel of 100% of the revenues generated by fixed-line domestic and international long distance calls will cause certain operating revenues to decrease. This decrease is expected to be offset by increased revenues resulting from the network usage charges and PAT paid to the Company by Embratel.

  Following the privatization of the telecommunications sector and, provided that the obligations of the General Plans on Universal Service and Quality of Service are met, the Company, currently the exclusive provider of local and intra-state intra-regional long-distance service in the region, will be authorized to offer interstate intra-regional long-distance service, which represents a significant expansion of the services the Company may offer, and the Company will face competition. Embratel and a new operator will be authorized to provide local service beginning December 31, 2003 and December 31, 2002, respectively. Embratel will also be authorized to provide intra-state, inter-regional long-distance service and two new licenses will be granted to up to two new entrants to provide intra-regional long-distance service. Beginning in 2002, the Company may face an unlimited number of competitors in local and intra-regional long-distance, and it may itself seek a license to provide inter-regional and international long-distance service. The Company anticipates that, as a consequence of the competition, rates may decline. The exact identity of new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. See "Description of Business-- Competition."

FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE

  The Company's financial condition and results of operations may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/real rate) and market rates of interest (primarily the London Interbank Offered Rate (LIBOR) and medium-and long-term U.S. interest rates).

  The principal foreign exchange risk faced by the Company arises from the excess of interest-bearing foreign currency liabilities over foreign currency income generating assets. At December 31, 1997, the Company had R$501 million of financial liabilities (primarily long-term bank debt) denominated in foreign currencies (primarily U.S. dollars (71.5%)). The Company's revenues are earned almost entirely in reais and the Company has no material dollar-denominated assets. During the three years ended December 31, 1997, any losses arising from the devaluation of the real against the U.S. dollar were more than offset by net inflationary gains on monetary assets and liabilities. Should the Company cease using the constant currency method of accounting in the future, such inflationary gains would no longer be recognized. The Company does not hedge its foreign currency exposure and, accordingly, any decrease in the value of the real relative to the dollar could have a material adverse effect on the Company's results of operations.

  The Company's financial condition and results of operations may also be affected by changes in market rates of interest (primarily LIBOR). The Company is exposed to interest rate risk as a consequence of its floating rate interest earning assets. At December 31, 1997, all of the Company's interest bearing liabilities bore interest at fixed rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates rise (principally LIBOR), the Company's financing expenses will increase.

YEAR 2000 COMPLIANCE

  Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that some computer programs have traditionally used two digits rather than four to define the applicable year. As a consequence, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in normal business activities.

  At the beginning of 1997 the Company began to address the year 2000 problem. The Company has identified the hardware and software that could be affected by the year 2000 problem and is in the process of identifying and addressing potential problems. Specifically, the Company identified and diagnosed the year 2000 problem in all of the Company's 937 central switching centers, has completed an inventory of the Company's 13,000 terminals (including 8,000 microprocessors), and is in the process of diagnosis, after completing identification, of the Company's 27,000 computer programs and 13 million lines of code. The Company has identified 697 switching centers and 5,400 programs that do not need to be adapted. The Company expects its switching centers to be year 2000 compliant by September 1999. The Company expects its computer terminals and computer programs to be Year 2000 compliant by December 1998.

  The Company has contracted third party service providers who work together with Company employees to address the year 2000 problem. The Company has established executive and technical committees to oversee year 2000 compliance and report monthly to the executive officers. The Company's information services department coordinates the Company's efforts, including the hiring of third parties. The Company estimates that to achieve year 2000 compliance, the Company will spend approximately R$11.45 million on its information systems, including the hiring of third parties, and approximately R$31 million on its telecommunications hardware and software. The Company is in the process of formulating contingency plans in collaboration with the Company's primary suppliers of telecommunications equipment. Although the Company expects to be fully year 2000 compliant by September 1999, the Company is still in the process of adapting and implementing solutions to address the year 2000 problem and can give no assurance that the business and financial condition of the Company will not be materially affected.

  The Company may also be affected by year 2000 problems to the extent that other entities not affiliated with the Company, including government entities and businesses, are unsuccessful in addressing this issue. The Company depends primarily on large multinational suppliers for its telecommunications products and computer services. The majority of the Company's suppliers, however, have formally advised the Company that they expect to be year 2000 compliant by September 1999.

  As of August 30, 1998, the Company had not determined its most probable worst case scenarios in relation to the year 2000 problem. The Company is arranging a plan with its suppliers to have around-the-clock technical support provided jointly by employees of the Company and of its suppliers during the period of the turn of the millennium.

  CVM Instruction 276, which was issued on May 8, 1998, requires all Brazilian publicly-held companies to have addressed the Year 2000 problem by December 31, 1998. Unless a discretionary extension is granted by the CVM, failure to have addressed the year 2000 problem by the CVM's deadline could result in the imposition of fines of R$500 per day. The Company has not requested an extension of the deadline imposed by CVM Instruction 276 but it may do so in the future.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

  The following table sets forth, for each of the years in the three-year period ended December 31, 1997, certain components of the Company's net income, the percentage of gross operating revenues represented by each component and the percentage increase (decrease) thereof during the three year period.

                                          YEAR ENDED DECEMBER 31,                                % CHANGE
                          -------------------------------------------------------------  -------------------------
                              1995        %        1996        %        1997        %    1995 V. 1996 1996 V. 1997
                          ------------  -----  ------------  -----  ------------  -----  ------------ ------------
                                              (IN THOUSANDS OF REAIS EXCEPT PERCENTAGES)
Gross operating
 revenues:
 Local services:
 Monthly charges........  R$   397,397   10.7  R$   660,037   13.3  R$   985,928   18.1       66.1        49.4
 Measured service.......       730,479   19.7     1,063,738   21.4     1,355,632   24.9       45.6        27.4
 Public telephones......       107,581    2.9       133,270    2.7       174,216    3.2       23.9        30.7
 Other..................        74,111    2.0       105,242    2.1       121,500    2.2       42.0        15.4
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
  Total.................     1,309,568   35.4     1,962,287   39.4     2,637,276   48.5       49.8        34.4
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
 Non-local services:
 Interurban.............     1,813,416   49.0     2,046,021   41.1     1,697,626   31.2       12.8       (17.0)
 International..........       257,496    7.0       260,943    5.2       192,335    3.5        1.3       (26.3)
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
  Total.................     2,070,912   55.9     2,306,964   46.4     1,889,961   34.8       11.4       (18.1)
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
 Data transmission......       192,555    5.2       225,823    4.5       170,344    3.1       17.3       (24.6)
 Network services.......        74,384    2.0       429,700    8.6       668,839   12.3      477.7        55.7
 Other..................        57,543    1.6        52,059    1.1        69,840    1.3       (9.5)       34.2
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Total gross operating
 revenue................     3,704,962  100.0     4,976,833  100.0     5,436,260  100.0       34.3         9.2
 Value added and other
  taxes.................      (919,523) (24.8)   (1,212,111) (24.4)   (1,298,722) (23.9)      31.8         7.1
 Discounts..............       (41,537)  (1.1)      (54,517)  (1.1)      (50,870)  (0.9)      31.2        (6.7)
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Net operating revenue...     2,743,902   74.1     3,710,205   74.6     4,086,668   75.2       35.2        10.1
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Cost of services:
 Depreciation and
  amortization..........    (1,101,913) (29.7)   (1,223,573) (24.6)   (1,274,710) (23.5)      11.0         4.2
 Personnel..............      (454,953) (12.3)     (504,810) (10.1)     (488,611)  (9.0)      11.0        (3.2)
 Materials..............       (53,513)  (1.4)      (81,887)  (1.7)      (67,540)  (1.2)      53.0       (17.5)
 Services...............      (215,491)  (5.8)     (366,802)  (7.4)     (528,482)  (9.7)      70.2        44.1
 Other:
  Rent and insurance....        (7,832)  (0.6)      (18,602)  (0.9)      (21,649)  (0.8)     137.5        16.4
  Taxes.................        (1,710)  (0.1)       (6,211)  (0.3)       (6,091)  (0.2)     263.2        (1.9)
  Miscellaneous.........           (81)   --           (115)   --           (254)   --        42.0       120.9
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
    Total cost of
     services...........    (1,835,493) (49.5)   (2,202,000) (44.3)   (2,387,337) (43.9)      20.0         8.4
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Gross profit............       908,409   24.5     1,508,205   30.3     1,699,331   31.3       66.0        12.7
Operating expenses:
 Selling expense........      (209,672)  (5.7)     (250,307)  (5.0)     (331,162)  (6.1)      19.4        32.3
 General and
  administrative
  expense...............      (643,163) (17.4)     (585,468) (11.8)     (580,918) (10.7)      (9.0)       (0.8)
 Other net operating
  income................       264,607    7.1       228,860    4.6       222,105    4.1      (13.5)       (3.0)
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
  Total operating
   expenses.............      (588,228) (15.9)     (606,915) (12.2)     (689,975) (12.7)       3.2        13.7
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Operating income before
 interest ..............       320,181    8.6       901,290   18.1     1,009,356   18.6      181.5        12.0
Net non-operating income
 (expense)..............        (4,001)  (0.1)       94,716    1.9        15,233    0.3    2,467.3       (83.9)
Employees' profit
 share..................           --     --        (32,465)  (0.7)      (52,940)  (1.0)       --         63.1
Income from discontinued
 cellular operations
 before interest, tax
 and minority
 interests..............       196,410    5.3       328,741    6.6       537,377    9.9       67.4        63.5
Unallocated interest
 income.................        48,585    1.3        98,405    2.0       202,751    3.7      102.5       106.0
Allocated and
 unallocated interest
 expense(1).............       (93,885)  (2.5)      (84,380)  (1.7)      (22,685)  (0.4)     (10.1)      (73.1)
Income before taxes and
 minority interests.....       467,290   12.6     1,306,307   26.2     1,689,092   31.1      179.5        29.3
Income and social
 contribution taxes.....      (122,354)  (3.3)     (330,591)  (6.6)     (528,672)  (9.7)     170.2        59.9
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Income before minority
 interests..............       344,936    9.3       975,716   19.6     1,160,420   21.3      182.9        18.9
Minority interests......       (83,326)  (2.2)     (249,855)  (5.0)     (360,296)  (6.6)     199.9        44.2
                          ------------  -----  ------------  -----  ------------  -----    -------       -----
Net income..............       261,610    7.1       725,861   14.6       800,124   14.7      177.5        10.2
                          ============  =====  ============  =====  ============  =====    =======       =====

--------
(1)In the Consolidated Financial Statements, allocated and unallocated interest expense are presented separately.

 GROSS OPERATING REVENUES

  The Company generates operating revenue from (i) local services, including monthly charges, measured service and public telephones, (ii) non-local services, including interurban service (which includes both intra-regional long-distance and interregional long-distance) and international long-distance service, (iii) network services, including interconnection and leasing high-capacity lines, and (iv) other services. Operating revenues are offset by discounts to customers and by value added and other taxes.

  Gross operating revenues increased by 9.2% to R$5,436 million in 1997 from R$4,977 million in 1996, which in turn represented a 34.3% increase from R$3,705 million in 1995. The growth in revenues in the three-year period was principally due to increases in the average number of lines in service, increases in charges for local services and increased interconnection revenues due to growth of cellular services using the Company's network. Average lines in service increased by 10.1% to 5,268 thousand lines in 1997 from 4,784 thousand lines in 1996, which in turn represented a 9.7% increase from 4,363 thousand lines in 1995.

  The structure of tariffs has changed substantially as part of a tariff rebalancing process designed to eliminate cross-subsidies from long-distance services to local services. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription, and lower charges for long-distance services. Effective in January 1996, rates for all services were increased in nominal terms, primarily to compensate for accumulated effects of inflation, with the largest increases for local rates.

  Local services. Gross operating revenues from local services increased by 34.4% to R$2,637 million in 1997 from R$1,962 million in 1996, which in turn represented a 49.8% increase from R$1,310 million in 1995. The increase over the three-year period primarily reflects increased monthly subscription revenues associated with increases in the number of lines in service and tariff increases as well as increased measured service revenues associated with tariff increases. These increases were partly offset in 1997 by a decline in the overall volume of local calls.

  Monthly subscription revenues increased by 49.4% to R$986 million in 1997 from R$660 million in 1996, which in turn represented an increase of 66.1% from R$397 million in 1995. The monthly subscription charge increased, effective January 1, 1996, by 511.5% for residential customers, 80.6% for nonresidential customers and 87.2% for customers using PBX systems. Effective May 1, 1997, monthly subscription charges increased by a further 270.5% for residential customers, 59.2% for nonresidential customers and 59.3% for customers using PBX systems.

  Measured service revenues increased by 27.4% to R$1,356 million in 1997 from R$1,064 million in 1996, which in turn represented a 45.6% increase from R$730 million in 1995. The price per pulse increased by 89.5% effective January 29, 1996, and by 61.1% effective April 4, 1997. The increase in measured service revenue from 1996 to 1997 due to the tariff increase was partially offset by a decrease in overall local volume. Local volume decreased by 3.5% to 23,463 million pulses in 1997 from 24,317 million pulses in 1996, which in turn represented a 4.1% increase from 23,362 million pulses in 1995. The growth reflects primarily increases in the number of lines in service and tariff increases. Overall local volume decreased 3.5% in 1997 compared to 1996 largely due to higher tariffs offsetting the increase in the number of lines in service. Overall local volume increased, however, by 4.1% in 1996 compared to 1995. Usage per line remained relatively stable over the three year period with average pulses per line reaching 4,454, 5,083 and 5,355 in 1995, 1996 and 1997 respectively. Management does not anticipate further large increases in local rates in the future.

  Non-local services. Non-local services consist of interurban (intra-regional long-distance and interregional long-distance) calls and international long-distance calls. Interurban calls include intra-regional and interregional long-distance calls. For intra-regional long-distance calls, the Company carries the calls entirely over its own network and receives 100% of the call revenue. For interregional and international long-distance calls, the Company delivers the calls to Embratel, generally at a local switching center, and Embratel transports the call for the bulk of the call distance over its network. For such calls, the Company bills the customer for the full retail price of the call and pays a fixed percentage of the call revenue to Embratel. For accounting purposes, the Company books only its percentage of the revenue attributable to such calls.

  Gross revenues from non-local services declined from 1996 to 1997. This decline was largely due to reductions in tariffs for intra-regional, interregional and international long-distance calls, a reduction in the fixed percentage of interregional and international long-distance call revenue retained by the Company and a change in the billing structure for such calls whereby calls were billed in 6-second increments rather than whole minute increments. The decrease was offset in part by a 9.45% increase in the volume of intra-regional and interregional long-distance calls to 9,875 million minutes in 1997 from 9,022 million minutes in 1996. The average basic interurban tariff, represented by the Company's principal operating company, Telesp, was reduced in May 1997 to R$0.25 from R$0.30 and the fixed percentage of interregional and international long-distance revenue per call retained by the Company was reduced from 70.48% to 53.94%. These reductions were part of the tariff rebalancing process described above. See "--Local services," and "Description of Business--Customer Services--Interregional and International Service."

  Of the Company's interurban revenues, revenues derived from the fixed percentage retained for inter-regional long-distance calls declined by 20.7% to R$666 million in 1997 from R$840 million in 1996, which in turn represented an increase of 17.3% from R$716 million in 1995. The decrease from 1996 to 1997 occurred even as call volume increased, due to tariff reductions and the reduction in the fixed percentage retained by the Company. Revenues from international long-distance declined by 26.3% to R$192 million in 1997 from R$261 million in 1996, which in turn represented an increase of 1.3% from R$257 million in 1995. The reduction in the fixed percentage retained by the Company's principal operating subsidiary for such calls to 53.94% has resulted in a substantial decline in their contribution to operating revenues. For example, interregional and international long-distance declined to 15.8% of the Company's gross operating revenue in 1997 from 22.1% in 1996 and 26.3% in 1995. Anatel replaced the system for sharing revenues between Embratel and the Company for inter-regional and international long-distance services on April 28, 1998. Instead of retaining a fixed percentage of revenue for all interregional and international long-distance calls, the Company now charges Embratel per minute of use of the Company's network. See "Description of Business--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." There can be no assurance that the interconnection agreement with Embratel will not result in lower revenues from carrying interregional and international long-distance calls than under the prior regime.

  Gross revenues from non-local services increased from 1995 to 1996. This increase resulted principally from an increase in intra-regional and interregional tariffs and growth in intra-regional and interregional call volume. The average basic interurban tariff, represented by the Company's principal operating subsidiary, Telesp, increased by 20% in November 1995 to R$0.30 from R$0.25 and the volume of intra-regional and interregional calls increased by 15.0% to 9,022 million minutes in 1996 from approximately 7,845 million minutes in 1995. In addition, revenues from international calls increased slightly to R$261 million in 1996 from R$257 million in 1995, due principally to an increase in the number of international minutes.

  Data transmission. Gross operating revenues from data transmission decreased by 24.6% to R$170 million in 1997 from R$226 million in 1996. This reduction was largely due to a 42.0% reduction in rates charged for high-capacity leased lines. The number of such lines increased during this period by 11.4% to 88,624 lines in 1997 from 79,526 in 1996. Revenues increased by 17.3% to R$226 million in 1996 from R$193 million in 1995, when tariffs were stable, due largely to increases in the number of lines in service, which increased by 5.6% to 79,526 lines in service in 1996 from 75,287 in 1995.

  Network services. The Company provides access to its network to other telecommunications companies and leases certain network facilities to other telecommunications and non-telecommunications companies as part of its network services business. The network service revenues include primarily interconnection fees from cellular companies paid for the use of the Company's network and equipment rental fees from cellular companies, which rent equipment from the Company, such as transmission facilities, for use in transporting cellular calls within their own internal networks. Gross revenues from network services increased by 55.7% to

R$669 million in 1997 from R$430 million in 1996, which in turn represented a 477.7% increase from R$74 million in 1995. The increase over the three-year period was principally due to an increase in the use of the Company's network by cellular operators and an expansion of the number of cellular operators. The increase in 1996 also reflected a reclassification of interconnection fees from other operating income in 1995 to network services revenues in 1996 and 1997. See "Description of Business--Customer Services--Network Services" and "--Rates--Network Services." Management expects continued growth in revenues from network services as other cellular operators grow.

  Value-added taxes and other taxes. The principal taxes deducted from gross operating revenue are a Sao Paulo state value-added tax, the ICMS, on operating revenues from the provision of telecommunications services and federal social contribution taxes, including the PASEP and COFINS. The Company collects these taxes from its customers and transfers them to the appropriate governmental activity. The rate of ICMS is 25.0%, except for international service for which the rate was 13.0% from April 1994 to September 1996 and has been zero since September 1996. The PASEP and COFINS aggregate 2.65% of gross operating revenues.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) no new taxes may be applied retroactively. At present, the Company has not sought to challenge the taxing authorities' position with respect to application of the ICMS tax to activation fees. If the 25% ICMS tax were applied retroactively to activation fees earned by the Company during the last five years, it would give rise to a maximum liability estimated at R$186.9 million. Management does not believe that the payment of retroactive ICMS taxes is probable and, therefore, no provision for loss with respect to retroactive application of the ICMS has been made or is expected to be made in the Company's consolidated financial statements. Management does not believe that application of the ICMS tax on a prospective basis will have a material impact on the Company's results of operations.

  In 1995, the Brazilian Supreme Court ruled that certain increases in the rate of the FINSOCIAL tax (a predecessor tax to COFINS) were unconstitutional. As a result, the Company recorded a credit of R$52.38 million under "other net operating income" in that year. In 1997, the Brazilian Supreme Court narrowed its prior decision, leading the tax authorities to challenge similar 1995 credits recognized by other telecommunication companies. The authorities have not challenged the Company's 1995 credit. If they were to do so successfully, the Company's liability (including interest and penalties) would have amounted to R$77 million at December 31, 1997. See Note 20 to the Consolidated Financial Statements.

 COST OF SERVICES

  Costs which are incurred as part of offering the Company's telecommunications services to the public include primarily depreciation and amortization costs, materials and services and personnel costs. Cost of services as a percentage of gross revenues decreased steadily over the three year period but increased in absolute terms by 8.4% to R$2,387 million in 1997 from R$2,202 million in 1996, which in turn represented a 20.0% increase from R$1,835 million in 1995. The following discussion addresses the principal elements comprising cost of services.

  Depreciation and amortization. Depreciation and amortization expenses increased by 4.2% to R$1,275 million in 1997 from R$1,224 million in 1996, which in turn represented an 11.0% increase from R$1,102 million in 1995. The increase over the three-year period principally reflected growth of the network. The Company's operating assets had a net book value of R$12,057 million, R$12,335 million and R$12,589 million at December 31, 1995, 1996 and 1997, respectively. The Company's accounting policies and assumptions with respect to depreciation did not change during this period.

  Personnel. Personnel expenses decreased slightly by 3.2% to R$489 million in 1997 from R$505 million in 1996, while such expenses increased 11.0% from R$455 million in 1995. The slight decrease in 1997 was principally due to a decrease in costs associated with benefits to employees of the Company including health and other fringe benefits and an overall decrease in wages of 4.4% when adjusted for inflation. Although the number of employees slightly decreased in 1996 compared to 1995, such personnel reductions were substantially outweighed by increases in wages of approximately 10%.

  Materials. Expenses relating to materials decreased 17.5% to R$68 million in 1997 from R$82 million in 1996 and increased 53% from R$54 million in 1995. The decrease in 1997 compared to 1996 related to such expenses partially offset the increase in the cost of services in 1997 compared to 1996. The substantial increase in material costs in 1996 compared to 1995 was due to growth of the network and the refurbishment of public telephones.

  Services. The primary components of these costs are services provided by third parties and materials. Expenses related to services by third parties increased 44.1% to R$528 million in 1997 from R$367 million in 1996 which, in turn, represented a 70.2% increase from R$215 million in 1995. The increases over the three year period were principally due to increased maintenance costs due to network growth, refurbishment of public telephones and increased interconnection payments primarily to cellular companies for calls originating on the Company's network and terminating on cellular networks.

  Other. Other costs of services primarily include rental and insurance expense and municipal tax expense. Expenses relating to rental of commercial properties and insurance payments increased 16.4% to R$21.6 million in 1997 from R$18.6 million in 1996, which in turn represented an increase of 137.5% from R$7.8 million in 1995. Municipal tax expense was R$1.7 million, R$6.2 million and R$6.1 million in 1995, 1996 and 1997, respectively. The increase in 1996 reflected an increase in the rate of municipal taxes and higher vehicle registration fees.

OPERATING EXPENSES

  Operating expenses increased by 13.7% to R$690 million in 1997 from R$607 million in 1996, which in turn represented an increase of 3.2% from R$588 million in 1995. The increase over the three-year period principally reflected greater selling expense, which was partly offset by lower general and administrative expense.

  Selling expense. Selling expense increased by 32.3% in 1997 to R$331 million from R$250 million in 1996, which in turn represented a 19.4% increase from R$210 million in 1995. The increase in selling expense over the three-year period primarily reflected increased third-party services costs and materials. Third-party services expense increased by 42.9% to R$120 million in 1997 from R$84 million in 1996, which in turn represented a 75.0% increase from R$48 million in 1995. The increase was largely associated with increased advertising expense and commissions to sales agents. Materials expense increased by 80.0% to R$54 million in 1997 from R$30 million in 1996, which in turn represented a 15.4% increase from R$26 million in 1995. The increases were due largely to costs associated with printing and selling prepayment cards for public telephones.

  Selling expense also includes provisions for past due accounts, which were R$1.1 million, R$9.0 million and R$9.0 million in 1995, 1996 and 1997, respectively. The 1996 increase in provisions for past due accounts reflected growth in the Company's accounts receivable and management's estimate of the Company's accounts receivable as to which collection was improbable. Provisions for past due accounts did not increase in 1997.

  It has been the Company's policy to maintain an allowance for past due accounts receivable equal to management's estimate of probable future losses on such accounts, based on historical losses on accounts receivable and the Company's current level of overdue accounts receivable. It has been the Company's practice to disconnect customers with accounts 90 days past due. Prior to 1998, the Company did not experience significant losses on accounts receivable and, accordingly, provisions to the allowance for accounts that are not probable of collection were low. The low level of losses in the period from 1995 to 1997 reflected the unusual market situation prevailing in the Sao Paulo region, where an activated fixed line has market value due to the historically high cost of acquiring a fixed line directly from the Company and the short supply of such lines in the Region. As a result of the high value of a fixed line in the Region, the Company's subscribers historically have had incentive to keep current in their payments.

  In the first six months of 1998, the Company recorded R$12.2 million of provisions to the allowance for accounts not probable of collection. This increased level of provisions reflects the combined effect of a decrease in the average annual income of the Company's subscribers and Brazil's economic crisis (which has resulted in increased consumer interest rates and has adversely affected the ability of some of the Company's customers to meet payment obligations). In an effort to reduce the level of overdue accounts receivable, the Company has improved collection efforts and will start referring non-paying customers to Servico de Protecao de Credito (a credit bureau) for further collection in November 1998. Management believes that these measures will limit nonpayment of accounts receivable but expects that provisions will nonetheless continue to increase in 1998.

  General and administrative expense. General and administrative expense decreased by 0.8% to R$581 million in 1997 from R$585 million in 1996, which in turn represented a 9.0% decrease from R$643 million in 1995. The decrease principally reflected decreased salary costs and depreciation over the three year period in addition to a decrease in insurance and leasing costs from 1995 to 1996. Salary expense decreased by 9.4% to R$269 million in 1997 from R$297 million in 1996, which in turn represented a 0.7% decrease from R$299 million in 1995. Depreciation decreased by 4.1% to R$47 million in 1997 from R$49 million in 1996, which in turn represented a 37.2% decrease from R$78 million in 1995. Salary costs decreased principally due to employee transfers and early retirement.

  Other net operating income. Other net operating income slightly decreased by 3.0% in 1997 to R$222 million from R$229 million in 1996, which in turn represented a 13.5% decrease from R$265 million in 1995. The decrease in 1997 compared to 1996 principally reflected a 59.3% decrease in revenue generated from certain fines received from delinquent customers offset in part by an 82.2% increase in revenues from technical and administrative services. Revenues from technical and administrative services are comprised primarily of revenues arising from the provision of administrative and sales services to Telesp Cellular, as well as the leasing of certain administrative services-related equipment to Telesp Cellular. The decrease in fines from delinquent customers resulted from a reduction mandated by Brazilian law in the amount of such fines from 10% of the overdue account to 2%. The decrease from 1995 to 1996 was due principally to a decrease in revenue from technical and administrative services and a decrease in fines and tax-related expenses recovered by the Company, offset in part by a decrease in provisions for certain contingencies and increased miscellaneous other net operating income. See Note 7 to the Financial Statements. The 1996 decrease in revenue from technical and administrative services principally reflected a reclassification of interconnection fees from other operating income in 1995 to operating income--network services in 1996 and 1997. The 1996 decrease in fines and expenses recovered principally reflected the nonrecurrence in 1996 of a R$54 million reversal of provisions for FINSOCIAL and PASEP taxes in 1995.

 ALLOCATED AND UNALLOCATED INTEREST EXPENSE AND UNALLOCATED INTEREST INCOME

  As described in Note 2 to the Consolidated Financial Statements, prior to December 31, 1997, cash and certain nonspecific debt relating to the cellular telephone business could not be segregated. As a consequence, interest income and certain interest expense relating to the cellular telephone business could not be segregated and such interest income and expense are presented in the Consolidated Financial Statements as "unallocated interest income" and "unallocated interest expense", respectively. The following discussion analyzes the Company's combined allocated and unallocated interest expense, as well as its unallocated interest income.

  Unallocated interest income increased by 106% to R$203 million in 1997 from R$98 million in 1996, which in turn represented a 100% increase from R$49 million in 1995. These increases were largely due to interest income earned on greater amounts of cash on hand. Allocated and unallocated interest expense decreased by 73.1% to R$23 million in 1997 from R$84 million in 1996 principally reflecting a 54.5% decline in average indebtedness from R$924.6 million in 1996 to R$420.7 million in 1997 as a consequence of the prepayment of certain long-term debt and other debt financings. Allocated and unallocated interest expense decreased by 10.1% to R$84.4 million in 1996 from R$93.9 million in 1995, principally reflecting a 24.4% decline in average indebtedness, offset in part by decreased net inflationary gains on the Company's dollar-denominated debt.

 EMPLOYEES' PROFIT SHARE

  All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments are limited to 25% of total proposed dividends. Telebras has established two additional limits. In addition to the 25% limit imposed on all state owned companies, companies in the Telebras System must limit employees' share of profits to the lower of (i) the aggregate of the employees' annual compensation and (ii) 50% the Company's net income adjusted for dividends. Following the privatization of the Company, employee profit share will be limited only by the 25% of dividends limit and will be renegotiated by the Company and the unions representing its employees. The Company's employees' profit share was R$32.5 million and R$52.9 million in 1996 and 1997, respectively. The Company did not record any employees' profit share in 1995.

 MINORITY INTERESTS

  Minority interest in Telesp and in CTBC was R$83.3 million, R$249.9 million and R$360.3 million in 1995, 1996 and 1997, respectively, reflecting 24.1%, 25.6% and 31.0% of income before minority interest, respectively. The 1997 increase in minority interest as a percentage of income before such interest principally reflected the issuance and sale by the Company of preferred shares to new subscribers pursuant to a system called "auto-financing." Under such system, each new subscriber was required to invest in shares of the Company and the proceeds from such investment were used by the Company to finance network expansion. The Company discontinued auto-financing as of April 1997. See "--Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

  The Registrant is a holding company and its principal assets are the shares of its operating subsidiaries. The Registrant relies largely on dividends from its subsidiaries to meet its need for cash, including for the payment of dividends to shareholders. Under Law No. 6,404 of December 15, 1976, as amended (the "Brazilian Corporation Law"), dividends may be paid only out of retained earnings or accumulated profits in any given fiscal year. See "Description of Securities to be Registered--Capital Stock--Dividends."

  Management believes that the Registrant's shareholding in Telesp and CTBC is sufficient to allow the Registrant to control the payment of dividends by such companies. The Registrant currently is able to nominate and elect all the members of the boards of directors of Telesp and CTBC. However, under Brazilian law and the regulations of the Brazilian Securities Commission, persons holding more than 10% of the voting stock of a company (a percentage that may decrease up to 5% in the case of listed companies) may require the company to adopt cumulative voting. Management believes that, based on current holdings in its operating subsidiaries, if cumulative voting were required, the Registrant would still be able to control the payment of dividends by Telesp and CTBC which, with respect to the Mandatory Dividend, could be limited only under very strict circumstances. Board members, even if elected by one specific shareholder, have fiduciary duties toward the company and all its shareholders. The preferred shareholders and the minority voting shareholders of Telesp and CTBC, in each case voting as a single class of such preferred shareholders and a single class of such minority voting shareholders, elect one member each of the Audit Committee. The remaining members of the Audit Committee are selected by the controlling shareholder.

  The Company's principal liquidity and capital resource requirements are to finance capital expenditures and investments related to the expansion, improvement and maintenance of its property, plant and equipment. Historically, the Company has financed its capital expenditures and investments primarily with internally generated funds and with proceeds from the required sale of the Company's shares to new customers ("auto-financing"). As of April 1997 the Company discontinued autofinancing. See "Description of Business--Rates--Local Services."

  The Company made capital expenditures of R$1,248.6 million, R$1,323.3 million and R$1,479.6 million in 1995, 1996 and 1997, respectively. The principal expenditures related primarily to the expansion and modernization of the Company's network. See "Description of Business--Capital Expenditures." In addition, the Company paid dividends of R$135.5 million, R$220.5 million and R$258.1 million in 1995, 1996 and 1997, respectively.

  The Company's primary source of funds is cash flow generated from continuing operations, net of taxes applicable to both continuing and discontinued operations. Net cash flow generated from operating activities was R$1,284.3 million, R$1,342.6 million and R$2,151.3 million in 1995, 1996 and 1997, respectively.

  The Company's total indebtedness for loans and financing was R$1,127.5 million and R$501.0 million as of December 31, 1996 and 1997. The principal categories of indebtedness at December 31, 1997 were the following:

    Loans payable to Telebras (R$143.4 million). Loans payable to Telebras arise from the onlending by Telebras of proceeds of an issue of Eurobonds denominated in Italian Lire. The Company pays Telebras the contractual interest rate of 13% plus an administrative fee of 1%.

  Upon the Breakup of the Telebras System and the formation of the Registrant, approximately R$6.5 million of Telesp's indebtedness, representing loans from Telebras, became intercompany loans payable by Telesp to the Registrant. Accordingly, these intercompany loans and the market risk and interest expense relating to such loans will be eliminated in the preparation of the Registrant's consolidated financial statements in the future.

  In connection with the formation of the Registrant, certain assets and liabilities of Telebras in addition to its interests in Telesp and CTBC were spun off to the Registrant. The principal such assets and liabilities were certain loans and other financings (which comprised substantially all the external indebtedness of Telebras), cash and other current assets, noncurrent assets and certain investments. See Note 31 to the Financial Statements, which includes a balance sheet of the Registrant. The Registrant received R$479.9 million of Telebras indebtedness and R$729.9 million of Telebras current assets, including R$439.2 million in cash and cash equivalents.

    Other financing (R$357.6 million). Other financing relates to equipment financing from Comtel Brasileira Ltda. (denominated in U.S. dollars). The financing bears interest at 10.75% and matures in 2004. This financing is guaranteed by Telebras. The proceeds of this financing were loaned to Telesp Cellular.

  R$126.5 million and R$346.1 million of interest and principal payments on the Company's indebtedness as of December 31, 1997 will be due in 1999 and in 2003 and thereafter, respectively. The Company has no committed lines of credit.

  The Company anticipates that capital expenditures for the first eight months of 1998 will be R$1,710 million, which is expected to be funded with internally generated funds from operations. See "Description of Business-- Capital Expenditures." The Company expects to finance its capital expenditures, debt service obligations and dividend payments from internally generated funds and from its existing sources of debt financing.

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Company on July 29, 1998 constituted events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt in default or expected to be in default is approximately R$483.5 million as of December 31, 1997. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

RECONCILIATION TO U.S. GAAP

  The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP as they affected the Company's results of operations are: (i) under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults; substantially all of the Company's outstanding debt at December 31, 1997 is in default or expected to be in default as a result of its privatization and the Breakup of the Telebras System (see "--Liquidity and Capital Resources"); (ii) under Brazilian GAAP, interest on loans to finance construction in progress is capitalized at the rate of 12% per annum of the total value of construction in progress, regardless of the total amount of interest actually incurred on such loans while under U.S. GAAP interest is capitalized at the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans incurred; (iii) until December 31, 1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets while under U.S. GAAP capitalized interest is added to the cost of individual assets and is amortized over their estimated useful lives; (iv) under Brazilian GAAP the issuance of shares of the Company to finance capital investments was recorded at the book value of the shares while under U.S. GAAP the sale of shares must be recorded at their market value resulting in a gain carried as deferred income and amortized into current income on the same schedule as the plant financed with the proceeds from the sale of the shares; (v) under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting while under U.S. GAAP, dividends are not accrued until they are formally declared; and
(vi) under Brazilian GAAP, the deferred tax liability arising from the indexation of assets and liabilities for financial reporting purposes was recorded against retained earnings while under U.S. GAAP such effects would be charged to income and social contribution taxes in the statements of income. Net income under U.S. GAAP was R$714.2 million and R$918.5 million in 1996 and 1997, respectively. See Note 32 to the Consolidated Financial Statements.

RECENT RESULTS

  The Company has reported consolidated net operating revenues of R$2,152.1 million and consolidated net income of R$322.9 million for the six months ended June 30, 1998. Such amounts are unaudited, have been determined in accordance with the Brazilian Corporation Law and standards issued by the CVM and have not been indexed for inflation occurring after December 31, 1995 or been expressed in constant reais. Accordingly, such amounts, as well as the six months amounts discussed in the paragraphs below, are not comparable to the amounts included in the Consolidated Financial Statements, which have been so indexed and expressed. See "Presentation of Information." Had consolidated net operating revenues and consolidated net income for the six months ended June 30, 1998 been indexed for inflation and expressed in constant reais on the same basis as the amounts presented in the Consolidated Financial Statements, such adjustments would have had no material effect on net operating revenues and would have resulted in a downward adjustment of approximately R$94 million to net income (principally reflecting additional depreciation, net of related tax effects). As measured by the IGP-M, the cumulative rate of inflation from the period December 31, 1995 to June 30, 1998 was 20.0%.

  Consolidated net operating revenue for the first six months of 1998 evidenced a slight upward trend, reflecting increasing monthly subscription revenue of R$606.6 million associated with an increase in the number of lines in service, as well as increasing revenue of R$467.2 million from the Company's network service business, which was principally attributable to an increase in the use of the Company's network by cellular operators and an expansion of the number of cellular operators during the period.

  In the first six months of 1998, cost of services (R$1,162.0 million), selling expense (R$155.8 million) and general and administrative expense (R$264.0 million) evidenced a downward trend, principally due to the renegotiation of service contracts with third parties.

  Results for the first six months of 1998 are not necessarily indicative of results for any other period or for the full year.

  Management believes that the material adjustments that would be required to reconcile the first six months net income figure given above to U.S. GAAP are comparable in nature to those discussed in Note 32 to the Consolidated Financial Statements except that indexation for inflation subsequent to December 31, 1995 and through December 31, 1997 would be required under U.S. GAAP and the cessation of indexation as from January 1, 1998 will eliminate the need for the recognition of an additional charge to income under U.S. GAAP for the deferred income tax effects of indexation for financial reporting purposes.

  Comparative interim period net operating revenues and net income are not presented herein. The Registrant was not formed prior to May 22, 1998 and did not publish interim financial results for the first half of 1997. In addition, the Registrant's operating subsidiaries', published interim 1997 results (if any) were for the combined cellular and fixed line entities.

  As part of the privatization of the Telebras System, the Federal Government has offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the New Holding Companies (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. The initial period during which employees could subscribe for the shares began on August 4, 1998 and expired on September 30, 1998. On August 28, 1998, the Federal Government extended the period for the offer to October 30, 1998. The offer period has not been extended again and the Federal Government has not expressed any intention to do so. Each employee has the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares are oversubscribed.

  The Federal Government has offered 7.2 million lots, or 60% of the total number of lots (12.1 million) that would be required if every employee in the Telebras System offered to purchase the maximum 144 lots per employee allowed. If offers to purchase are made for more than 7.2 million lots, employees will be allocated the available 7.2 million lots on a pro-rata basis. Accordingly, if every employee in the Telebras System offered to purchase the maximum 144 lots, each employee would be allocated 86.4 lots (or 60% of 144). This allocation would increase up to 144 lots as the total number of Telebras System-wide offers to purchase declined to 7.2 million lots or less. If total employee demand is for less than 7.2 million lots, the unsold shares will remain with the Federal Government. The market price of 1,000 Telebras preferred shares when the offer to employees commenced on August 4, 1998 was R$127.20. At this date, 1,000 Telebras preferred shares was equivalent to one lot, because the distribution of New Holding Company preferred shares in connection with the Breakup had not occurred. The market price of one lot on October 30, 1998, when the offer to employees terminated, was R$91.00.

  The employee stock offering will have no effect on the Company's financial statements prepared under Brazilian GAAP. For U.S. GAAP purposes only, the employee stock offering is deemed to give rise to compensation expense to the extent of the excess of market price of the shares purchased over the Federal Government's price to employees. Although the Federal Government, rather than the Company or Telebras, offered the shares to employees, under U.S. GAAP the deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees. The Company is not yet able to determine the total amount of the expense that must be recognized under U.S. GAAP because a complete count of employee subscription is not yet available. A complete count is not available because a significant portion of employee subscriptions for shares is made in paper rather than electronic form. The tabulation of such paper subscriptions is required to be completed by November 13, 1998. Although the total amount of the U.S. GAAP expense is not presently determinable, the minimum amount (all of which will be recognized effective August 4, 1998) is R$113.8 million. Effective October 30, 1998 the Company will record an additional expense ranging from R$0 to R$28.5 million, depending on the total number of shares above the maximum 60% allocation that the Company's employees are able to purchase. These expenses are calculated on the assumption that each of the Company's employees purchases the maximum 144 lots per employee. For this actually to occur, each of the Company's employees would have to subscribe for the maximum amount and the employee offering as a whole would have to be sufficiently under-subscribed to allow the Company's employees to be allocated the maximum 144 lots each. The maximum expense is calculated on two measurement dates: (i) August 4, 1998, when it is assumed that the Company's employees take up 86.4 lots each (or 60% of the 144 lots maximum), which is the maximum amount that the Company's employees could purchase in the event that the remaining Telebras System employees also seek to take up the maximum allowable number of shares; and (ii) October 30, 1998, when it is assumed that, based on system-wide under-subscription, the Company's employees are allocated the remaining 57.6 lots each. The expense arising from the August 4 measurement date will be recorded in the third quarter. The expense arising from the October 30 measurement date will be recorded in the fourth quarter.

  The Company has been informed by Telebras that, for the Telebras System as a whole, the maximum expense under US GAAP in connection with the employee share offering will be R$421.6 million.

ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

  The Company has exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, other currencies. Approximately R$358 million of the indebtedness of the Company is denominated in U.S. dollars, and approximately R$143 million of the Company's indebtedness is indexed to the Italian Lira. The potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$50 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above is denominated. Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on the Company's results of operations.

INTEREST RATE RISK

  At December 31, 1997, the Company had approximately R$501 million in loans and financing outstanding, all of which bore interest at fixed rates. The Company invests its excess liquidity (R$858 million at December 31, 1997) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1997 would be approximately R$9 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See
Note 19 to the Consolidated Financial Statements.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

  The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of four members serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board of Directors.

                                     59--1

  The following are the current members of the Board of Directors and their respective positions.

     NAME                                                               POSITION
     ----                                                               --------
     Fernando Maria Fournon Gonzalez-Barcia............................ Chairman
     Fernando Xavier Ferreira.......................................... Director
     Luis Eduardo Jimenez Lopez........................................ Director
     Jose Joao Sottomayor Roque de Pinho............................... Director

  Set forth below are brief biographical descriptions of the Directors.

  Fernando Maria Fournon Gonzalez-Barcia, 40 years old, has served as Chairman of the Board of Directors since August 1998. He served as an associate and research professor at Polytechnic University of Madrid, a systems engineer at the European Space Agency, a projects engineer at Ericsson S.A. and as Head of Projects and Director of New Projects at Telefonica Internacional. Since February 1997 he has served as chief executive officer at CRT--Companhia Riograndense de Telecomunicacoes. In addition to his position as Chairman of the Board of Directors of the Company, he is also a member of the Board of Directors of Companhia Telefonica da Borda do Campo--CTBC, CRT--Companhia Riograndense de Telecomunicacoes, Tele Leste Celular Participacoes S.A., Tele Sudeste Celular Participacoes S.A. and Portugal Telecom. He holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

  Fernando Xavier Ferreira, 49 years old, has served as a member of the Board of Directors since September 1998. Beginning in 1971, he held various positions at Telecomunicacoes do Parana S.A. ("Telepar"), including Vice-President, Director of Market Relations and President. Since that time he has served as Chairman of the Board of Directors of Telebras, Telesp and Embratel. In February 1995, he was appointed Board Member and President of Telebras, from March to August 1998 he served as Board Member and President of the Registrant and from May to August 1998 he was appointed Executive President and Board Member of Embratel. He is also a member of the Consultive Board of ANATEL--Agencia Nacional de Telecomunicacoes, the Latin American Committee at the New York Stock Exchange and the Global Information Infrastructure Commission--GIIC. In September 1998, he was appointed Executive President and Board Member of the Registrant and Tele Sudeste Celular Participacoes S.A. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro.

  Luis Eduardo Jimenez Lopez, 43 years old, has served as a member of the Board of Directors since August 1998. He worked in Chile at the Projects Analysis and Evaluation Department of Banco Interamericano de Desarollo (BID) and at the Investment Projects Analysis and Evaluation Department of Consultoria Claudio Barriga Associados. At Banco do Chile he served as financial projects analyst, supervisor of the Risk Analysis Department, manager of Medium and Large Companies Accounts and account manager of the Debt Renegociation Team. He served as administrative and financial manager of Impresora y Comercial Publiguias S.A., a subsidiary of Telefonica de Espana and Compania Telefonica de Chile S.A., and chief financial officer at CRT-- Companhia Riograndense de Telecomunicacoes in Brazil. He is also a member of the Board of Directors of Companhia Telefonica da Borda do Campo--CTBC, Tele Sudeste Celular Participacoes S.A. and Telecomunicacoes de Sao Paulo S.A.-- Telesp, the operating subsidiary of the Company. He holds a degree in agronomy engineering, a post graduate degree in economy and a masters degree in business administration from the Catholic University of Chile and a degree in financial analysis from the University of Chile.

  Jose Joao Sottomayor Roque de Pinho, 54 years old, has served as a member of the Board of Directors since August 1998. He served as the representative and director of marketing of Marconi S.A. in North and Central America through the company CPRM North America. In addition to his position as a member of the Board of Directors of the Company, he is President of Portugal Telecom do Brasil and a member of the Board of Directors of Companhia Telefonica da Borda do Campo--CTBC, Telesp Celular Participacoes S.A. and Telecomunicacoes de Sao Paulo S.A.--Telesp (the operating subsidiary of the Company). He holds a degree in mechanical engineering from the University of Porto--Portugal.

BOARD OF EXECUTIVE OFFICERS

  The Board of Executive Officers consists of one President and one Vice President elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time. The President must be chosen from among the members of the Board of Directors.

  The following are the Executive Officers and their respective positions. All current members were appointed in August 1998.

     NAME                                                            POSITION
     ----                                                         --------------
     Fernando Xavier Ferreira.................................... President
     Manuel Ramon Garcia Garcia.................................. Vice-President

  Set forth below is a brief biographical description of the Executive Officer not included above.

  Manuel Ramon Garcia Garcia, 49 years old, has served as an Executive Officer since September 1998. He served as Director of the Secondary Markets Division at Spanish National Commission for Securities Markets between 1989 and 1993, Director of Investments at Telefonica de Espana Pension Fund between 1993 and 1995 and Chief Financial Officer, Chief Executive Officer and Executive President of Telefonica del Peru between 1996 and 1997. In addition to his position as Vice President of the Company, on September 1998 he was also appointed President of CTBC--Companhia Telefonica da Borda do Campo and Executive Vice-President of Telecomunicacoes de Sao Paulo S.A.-- Telesp (the operating subsidiary of the Company). He holds a degree in economics from Universidad Conplutense de Madrid.

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

  For the year ended December 31, 1997, the aggregate amount of compensation paid by the Registrant's subsidiaries to all directors and executive officers of the Registrant's subsidiaries as a group was approximately R$ 1.1 million.

  For the year ended December 31, 1997, the aggregate amount set aside or accrued by the Registrant's subsidiaries to provide pension, retirement or similar benefits for officers and directors of the Registrant's subsidiaries was approximately R$161.6 thousand. The Registrant did not have any officers or directors for the year ended December 31, 1997 because it was not formed until May 22, 1998 as part of the Breakup of Telebras.

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  None.

ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  None.

                                    PART II

ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

CAPITAL STOCK

  Set forth below is a brief summary of the material provisions concerning the Preferred Shares and Common Shares, the By-laws and the Brazilian Corporation Law. This description is qualified by reference to the By-laws, which have been filed (together with an English translation) as an exhibit to this Registration Statement and to the Brazilian Corporation Law. A copy of the By-laws (together with an English translation) is available for inspection at the principal office of the Depositary. Information on the trading market for the Preferred Shares is set forth under "Nature of Trading Market" and information on ownership of the Registrant's shares is set forth under "Control of Registrant."

 GENERAL

  The capital stock of the Registrant is comprised of Preferred Shares and Common Shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding Preferred Shares and 124,351,903 thousand outstanding Common Shares. The Company's share capital may be increased only by shareholder vote.

  The Preferred Shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the Common Shares in the case of liquidation of the Registrant.

  Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the Preferred Shares, may not exceed two-thirds of the total number of shares. The Federal Government was required by law prior to the privatization to own more than 50% of the voting stock of the Registrant.

  The majority of the members of the Board of Directors will be elected by the controlling shareholders of Common Stock of the Registrant. Board members, even if elected by one specific shareholder, have fiduciary duties towards the Registrant and all its shareholders.

 DIVIDENDS

  Pursuant to its By-laws, the Registrant is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its Board of Directors and Audit Committee report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the Board of Directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. The Preferred Shares of the Registrant are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "--Priority and Amount of Preferred Dividends." Dividends may be paid by the Registrant out of retained earnings or accumulated profits in any given fiscal year.

  For the purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits.

  At each annual shareholders' meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, the Registrant is required to maintain a statutory reserve, to which it must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of the Registrant's paid-in capital (the "Statutory Reserve"). Net losses, if any, may be charged against the statutory reserve.

  The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) written off in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue exceeds the sum of (i) the statutory reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of dividends on the Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

  For the purposes of the Brazilian Corporation Law, and in accordance with the Registrant's By-laws, the "Adjusted Net Income" is an amount equal to the Registrant's net profit adjusted to reflect allocations to and from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as the Consolidated Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

  In order to allow the payment of dividends after the Breakup, the shareholders of Telebras approved, as a part of the Breakup, the allocation of a proportional part of the retained earnings and reserves of Telebras transferred to the Registrant as retained earnings of Registrant. These earnings and reserves (which amount to R$5.040 million) are available for payment of future dividends by the Registrant, if so decided by the shareholders, although the Registrant is not legally obligated to do so.

 PRIORITY AND AMOUNT OF PREFERRED DIVIDENDS

  The Registrant's By-laws provide for a minimum yearly per share dividend for the Preferred Shares equal to 6% of the amount obtained by dividing the total share capital by the total number of shares of the Company. As a result of such provision, holders of Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made (i) first, to the holders of Preferred Shares, up to the amount of the Preferred Dividend of the Preferred Shares for such year, (ii) then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share, and (iii) thereafter, to the Common Shares and Preferred Shares on a pro rata basis. If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends from the Registrant in such year, unless the holders of Common Shares approve dividends in excess of the Preferred Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the minimum dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

 PAYMENT OF DIVIDENDS

  The Registrant is required by law and its By-laws to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the Financial Statements prepared for the fiscal year ending December 31. Under the Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Registrant has no liability for such payment. Because the Registrant's shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. The Registrant is not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to the Registrant.

  Shareholders who are not residents of Brazil must register with the Central Bank of Brazil in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil. The Preferred Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of the Registrant's shares. See "--Description of American Depositary Receipts in respect of Preferred Shares."

  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of the Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See "Taxation--Brazilian Tax Considerations."

 VOTING RIGHTS

  Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Registrant. Preferred Shares do not entitle the holder to vote except as set forth below. Holders of Preferred Shares are entitled to attend or to address meetings of shareholders.

  One of the three members of the permanent Audit Committee of the Registrant and his or her alternate are elected by majority vote of the holders of Preferred Shares present at the annual meeting of shareholders at which members of the Audit Committee are elected.

  Brazilian Corporation Law provides that certain non-voting shares, such as the Preferred Shares, acquire voting rights in the event the Registrant fails for three consecutive fiscal years to pay the Preferred Dividend to which such shares are entitled until such payment is made.

  The Preferred Shares are entitled to full voting rights with respect to (i) the approval of any long-term contract between the Company and its affiliates, on the one hand, and any controlling shareholder of the Company, such shareholder's affiliates and related parties, on the other hand and (ii) resolutions modifying certain provisions of the By-laws. The Preferred Shares are entitled to full voting rights with respect to any resolution submitted to the shareholders' meeting for the delisting of the Registrant ("going private") or during liquidation of the Registrant.

  Any change in the preference, benefits, conditions of redemption and amortization of the Preferred Shares, or the creation of a class of shares having priority or preference over the Preferred Shares, would require the approval of holders of a majority of the outstanding Preferred Shares at a special meeting of holders of Preferred

Shares. Such a meeting would be called by publication of a notice in the Gazeta Mercantil and the Diario Oficial da Uniao at least thirty days prior to the meeting but would not generally require any other form of notice.

  In any circumstances in which holders of Preferred Shares are entitled to vote, each Preferred Share will entitle the holder thereof to one vote.

 PREEMPTIVE RIGHTS

  Each shareholder of the Registrant has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A period of 30 days following the publication of notice of the capital increase is allowed for exercise of the right, and the right is negotiable. However, a shareholders' meeting is authorized to eliminate preemptive rights with respect to the issuance of new shares, debentures, warrants and founders' shares convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected (i) on a stock exchange or in a public offering, (ii) through an exchange of shares in a public offering the purpose of which is to acquire control of another company or (iii) through the use of certain tax incentives.

  In the event of a capital increase which would maintain or increase the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase which would reduce the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe to Preferred Shares, in proportion to their shareholdings and to Common Shares only to the extent necessary to prevent dilution of their interest in the Registrant.

  Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying such rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, holders of ADSs who are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 RIGHT OF REDEMPTION

  Neither the Common Shares nor the Preferred Shares are redeemable, subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders' meeting by shareholders representing over 50% of the voting shares to seek redemption upon a decision made at a shareholders' meeting (i) to change the preference of the Preferred Shares or to create a class of shares having priority or preference over the Preferred Shares, (ii) to modify the mandatory distribution of dividends, (iii) to change the corporate purposes of the Registrant, (iv) to dissolve or liquidate the Registrant, (v) to transfer all of the shares of the Registrant to another company in order to make the Registrant a wholly-owned subsidiary of such company (incorporacao de acoes), (vi) to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporation Law, and (vii) to merge or consolidate the Registrant with another company, if certain liquidity standards provided in the Brazilian Corporation Law are not met. The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the holders of Preferred Shares by vote taken in a special meeting of a majority of the holders of Preferred Shares affected by the resolution, within 30 days from the publication of the minutes of such special meeting. The Registrant would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of the Registrant.

  Unless otherwise provided in the By-laws (which is not the case with the Registrant), shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

 FORM AND TRANSFER

  Shares of the Registrant are maintained in book-entry form with a transfer agent (the "Transfer Agent") and the transfer of such shares is made in accordance with the applicable provisions of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the Transfer Agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the Transfer Agent. The Preferred Shares underlying the ADS will be registered on the Transfer Agent's records in the name of the Depositary.

  Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank of Brazil pursuant to the Annex IV Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

  Each of the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange operates a central clearing system. A holder of shares of the Registrant may choose, at its discretion, to participate in these systems and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange) and the fact that such shares are subject to custody with the relevant stock exchange will be reflected in the Registrant's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Registrant maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS IN RESPECT OF PREFERRED SHARES

  The following is a summary of the material provisions of the deposit agreement (the "Deposit Agreement"), dated as of July 27, 1998 among the Registrant, the Depositary, and the registered holders (the "Owners") and beneficial owners from time to time of ADSs (the "Beneficial Owners"), pursuant to which the ADSs representing Preferred Shares are to be issued. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used in this description and not otherwise defined shall have the meanings set forth in the Deposit Agreement. A copy of the Deposit Agreement has been filed as an exhibit to this Registration Statement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, NY 10286, and at the office of the agent of the Custodian, currently located at the principal Sao Paulo, Brazil office of Banco Itau. The Depositary's principal executive office is located at 1 Wall Street, New York, NY 10015.

 AMERICAN DEPOSITARY RECEIPTS

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADS representing 1,000 Preferred Shares, or evidence of the right to receive 1,000 Preferred Shares deposited with the Custodian and registered in the name of the Depositary or its nominee (together with any additional Preferred Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and other property received by the Depositary or the Custodian in respect of such Preferred Shares and at such time held under the Deposit Agreement, the "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Registrant as Owners.

 DEPOSIT, TRANSFER AND WITHDRAWAL

  The By-laws provide that ownership of capital generally must be evidenced only by a record of ownership maintained by the Registrant or an accredited intermediary, such as a bank, acting as a registrar for the shares. Currently, such function is performed by the Registrant as registrar (the "Registrar"). Accordingly, all references to the deposit, surrender and delivery of the Preferred Shares refer only to book-entry transfers of the Preferred

Shares in Brazil. See "--Capital Stock" for a description of the characteristics and rights of the Preferred Shares. All references to the deposit, surrender and delivery of the ADS or the ADRs refer not only to the physical transfer of any certificates representing such ADRs but also to any book-entry transfers.

  The Preferred Shares represented by ADSs were deposited pursuant to the Deposit Agreement by book-entry transfer to an account of the Custodian and registered in the name of the Custodian. The Depositary is the holder of record on the books of the Custodian of all such Preferred Shares.

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery (including by book-entry credit) to the Custodian of the Preferred Shares (or evidence of rights to receive Preferred Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Preferred Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  The Depositary will refuse to accept Preferred Shares for deposit whenever it is notified in writing that such deposit would result in any violation of applicable laws. Neither the Depositary nor the Custodian, nor any nominee or person on their behalf, will accept any Restricted ADR evidencing Restricted ADSs issued pursuant to the Restricted Deposit Agreement, or Preferred Shares withdrawn pursuant to the Restricted Deposit Agreement for the purpose of deposit under the Deposit Agreement, or issue ADSs or ADRs against delivery thereof, as long as such Restricted ADSs, Restricted ADRs or Preferred Shares are or may be deemed restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the By-laws, the Deposited Securities and applicable law, the Owner of such ADR will be entitled to book-entry credit with the Registrar together with physical delivery (if physical delivery is permitted under the By-laws), to him or upon his order, as permitted by applicable law, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. Any forwarding of share certificates (if any), other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  Subject to the terms and conditions of the Deposit Agreement and any limitations that may be established by the Depositary and unless requested by the Registrant to cease doing so, the Depositary may execute and deliver ADRs prior to the receipt of Preferred Shares (a "Pre-Release"), may deliver Preferred Shares upon the receipt, and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of Preferred Shares in satisfaction of a Pre-Release.

  Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered (the "Pre-Releasee") that the Pre-Release or its customer (i) owns the Preferred Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Preferred Shares or ADRs, as the case may be, to the Depositary for the benefit of the Owners and (iii) agrees in effect to hold such Preferred Shares or ADRs, as the case may be, for the account of the Depositary until delivery of the same upon the Depositary's request, (b) at all times fully collateralized with cash or U.S. government securities, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will set limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case by case basis as the Depositary deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary for the benefit of the Owners as security for the performance of the

Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Preferred Shares or ADRs upon termination of a Pre-Release transaction.

  The Depositary will also limit the number of ADRs involved in such Pre-Release transactions so that Preferred Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the Pre-Release), but the Depositary reserves the right to disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Registrant, change such limit for purposes of general application. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Neither the Registrant nor the Custodian shall incur any liability to Owners of ADRs as a result of such transactions.

 DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

  The Depositary is required to convert, as promptly as practicable and, in any event, within one business day of its receipt thereof, into U.S. dollars, all cash dividends or other distributions, net proceeds from the sale of securities, property or rights, denominated in any currency other than U.S. dollars that it receives in respect of the deposited Preferred Shares if permitted under applicable laws and the Depositary determines that such conversion into U.S. dollars and transfer to the United States can be effected on a reasonable basis. If at the time of conversion, the resulting U.S. dollars can, pursuant to applicable law, be transferred out of Brazil for distribution, the Depositary will as promptly as practicable distribute the amount received to the Owner entitled thereto in proportion to the number of ADSs evidenced by such Owner's ADRs without regard to any distinctions among Owners on account of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Registrant, the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Taxation."

  If such conversion, transfer or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file as promptly as practicable such application for approval or license; however, the Depositary will be entitled to rely upon Brazilian local counsel in such matters, which counsel will be instructed to act as promptly as possible. If, pursuant to applicable law, any foreign currency received by the Depositary or the Custodian cannot be converted to U.S. dollars, or if any approval or license of any government or agency thereof that is required for such conversion is denied or, in the opinion of the Depositary, cannot be promptly obtained at a reasonable cost, the Depositary will, (a) as to the portion of the foreign currency that is convertible into U.S. dollars, make such conversion and (i) if permitted by applicable law, transfer such U.S. dollars to the United States and distribute them to the Owners entitled thereto or (ii) to the extent that such transfer is not permitted, hold such U.S. dollars for the benefit of the Owners entitled thereto, uninvested and without liability for interest thereon and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner, distribute or cause the Custodian to distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to such Owner and (ii) the Depositary shall hold or will cause the Custodian to hold any amounts of nonconvertible foreign currency not distributed pursuant to the immediately preceding subclause (i) uninvested and without liability for the interest thereon for the respective accounts of the Owners entitled to receive the same.

  If the Registrant declares a dividend in, or free distribution of, additional Preferred Shares with respect to the Preferred Shares represented by the ADSs, the Depositary may, or will if the Registrant so requests, distribute as promptly as practicable to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of Preferred Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Preferred Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary.

  The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Registrant that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Preferred Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thereafter also represent the additional Preferred Shares distributed upon the Deposited Securities represented thereby.

  If the Registrant offers, or causes to be offered, to the holders of Preferred Shares any rights to subscribe for additional Preferred Shares or any rights of any other nature, the Depositary, after consultation with the Registrant, will have discretion as to the procedure to be followed in making such rights available to Owners or in disposing of such rights for the benefit of such Owners and making the net proceeds available to such Owners. If, by the terms of such rights offering or for any other reason, it would be unlawful for the Depositary to either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights, the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners, the Depositary may, and at the request of the Company will, distribute to any Owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

  If the Depositary determines that it is not lawful or feasible to make such rights available to all or certain Owners, it may, and at the request of the Registrant, will use its best efforts that are reasonable under the circumstances to, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will promptly make such rights available to such Owner upon written notice from the Registrant to the Depositary that (a) the Registrant has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Registrant has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Preferred Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Preferred Shares, and the Registrant will cause the Preferred Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Preferred Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement. Such a disposal of rights may reduce the Owners' proportionate equity interest in the Registrant.

  The Depositary will not offer rights to Owners having an address of record in the United States unless a registration statement under the Securities Act is in effect with respect to such rights and the Securities to which such rights relate or unless the offering and sale thereof to such Owners are exempt from registration under the Securities Act; however, the Registrant will have no obligation to file a registration statement under the Securities Act to make available to Owners any right to subscribe for or to purchase any of the Securities.

  Whenever the Depositary receives any distribution other than cash, Preferred Shares or rights in respect of the Deposited Securities, the Depositary will, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Registrant or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act, in order to be distributed to Owners) the Depositary deems such distribution not to be feasible, the Depositary may, after consultation with the Registrant, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  In connection with any distribution to Owners, the Registrant will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Registrant and owing to such authority or agency by the Registrant; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or Custodian. If the Depositary determines that any distribution of property other than cash (including Preferred Shares and rights to subscribe therefor) is subject to any tax or governmental charge that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, or split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Registrant or to which it is a party, any Preferred Shares or other securities that will be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Preferred Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

 RECORD DATES

  Whenever any cash dividend or other cash distribution shall become payable, or whenever any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred Shares that are represented by each ADS or whenever the Depositary shall receive notice of any meeting of holders of Preferred Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date, which date shall, to the extent practicable, be either the same date as the record date fixed by the Registrant or, if different from the record date fixed by the Registrant, fixed after consultation with the Registrant, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution of rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which such ADS will represent the changed number of Preferred Shares, all subject to the provisions of the Deposit Agreement.

 VOTING OF THE DEPOSITED SECURITIES

  Preferred Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Registrant except as set forth under "--Capital Stock--Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred Shares should be revised or amended so as to provide for voting rights, or should the Preferred Shares obtain voting rights pursuant to the Brazilian Corporation Law or through any change in the laws, rules, or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply.

  As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Preferred Shares or other Deposited Securities, if requested in writing by the Registrant, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Registrant (or a summary in English of the notice of such meeting), (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law, the By-laws and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred Shares or other Deposited Securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Registrant. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Preferred Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary may not itself exercise any voting discretion over any Preferred Shares. If the Depositary does not receive instructions from an Owner on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Registrant to vote the underlying Preferred Shares, provided that no such discretionary proxy will be given with respect to any matter as to which the Registrant informs the Depositary that (i) the Registrant does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of holders of Preferred Shares will be materially and adversely affected. Under Brazilian law the Depositary may vote the Preferred Shares or other Deposited Securities represented by ADSs and evidenced by ADRs in accordance with the instructions of the Owners even if those instructions differ among such Owners.

  Owners are not entitled to attend meetings of shareholders. An Owner of ADRs wishing to do so must cancel its ADRs and obtain delivery of the underlying shares, registered in the name of such Owner, prior to the record date for attendance at such meeting.

 REPORTS AND OTHER COMMUNICATIONS

  The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Registrant, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to holders of such Deposited Securities by the Registrant. The Depositary will also send to Owners copies of such reports when furnished by the Registrant pursuant to the Deposit Agreement. Any such reports and communications furnished to the Depositary by the Registrant will be furnished in English, to the extent that such materials are required to be translated into English pursuant to any regulations of the Commission.

 AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of the ADRs and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Registrant and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of Owners, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the Owners of outstanding ADRs. Every Owner and Beneficial Owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the

Deposit Agreement as amended thereby. In no event will any amendment impair the right of any Owner to surrender his ADR and receive therefor the Preferred Shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Registrant terminate the Deposit Agreement by mailing notice of such termination to the Owners then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Registrant and the Owners, if at any time after 60 days have expired after the Depositary shall have delivered written notice of its election to resign to the Registrant, a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except for
(1) the collection of dividends and other distributions pertaining to the Deposited Securities, (2) the sale of rights and other property and (3) the delivery of Preferred Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

  At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their ADRs, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations. Upon termination of the Deposit Agreement, the Registrant will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

 CHARGES OF DEPOSITARY

  The Depositary will charge (to the extent permitted by applicable law) any party depositing or withdrawing Preferred Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever is applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Preferred Shares generally on the register of the Registrant or the Registrar and applicable to transfers of Preferred Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Preferred Shares or Owners, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement, (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement,
(6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the Deposit Agreement, such fee (which may be deducted from such proceeds) being in an amount equal to the lesser of (i) the fee for issuance of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause treating all such securities as if they were Preferred Shares) or Preferred Shares received in exercise of rights distributed to them pursuant to the Deposit Agreement but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

 LIABILITY OF OWNERS OR BENEFICIAL OWNERS FOR TAXES OR OTHER CHARGES

  If any tax or other governmental charge shall become payable by the Custodian, the Depositary or its nominee with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Owner or Beneficial Owner of such ADR. The Depositary may refuse to effect registration of transfer of such ADR or any split-up or combination thereof or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of such Owner or Beneficial Owner any part or all of the Deposited Securities underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge (and any taxes or expenses arising out of such sale) and the Owner or Beneficial Owner of such ADR will remain liable for any deficiency.

 LIMITATION ON EXECUTION, DELIVERY, TRANSFER AND SURRENDER OF ADRS

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books after consultation with the Registrant to the extent practicable at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of the Registrant.

  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or the withdrawal of Deposited Securities, the Depositary, the Registrant, the Custodian or the Registrar may require payment from the depositor of Preferred Shares or the presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to Preferred Shares being deposited or withdrawn) and payment of any other applicable fees provided for in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, the Preferred Shares until it has received such proof of citizenship, residence, exchange control approval, compliance with all applicable laws or regulations, or other information as it may reasonably deem necessary or proper. The delivery, transfer, registration of transfer, split-up, combination and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Registrant or the Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Registrant, at any time or from time to time.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Registrant or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may upon notice to the Registrant appoint one or more co-transfer agents reasonably acceptable to the Registrant for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

 LIMITATION OF LIABILITY

  Neither the Depositary nor the Registrant nor any of their respective directors, employees, agents or affiliates will be liable to any Owners or Beneficial Owners of ADRs if by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the By-laws, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Registrant or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or the Registrant incur any liability to any Owner or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from making such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Registrant, will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Registrant and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

 GOVERNING LAW

  The Deposit Agreement is governed by the laws of the State of New York.

                                   PART III

ITEM 15: DEFAULTS UPON SENIOR SECURITIES

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997 which is currently or is expected to be in default is approximately R$483.5 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

  Not applicable.

                                    PART IV

ITEM 17: CONSOLIDATED FINANCIAL STATEMENTS

  The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

  Reference is made to pages F-1 through F-44.

ITEM 19: CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

  (a) The following Financial Statements are filed as part of this Form 20-F:

    Independent Auditors' Report
    Consolidated Balance Sheets as of December 31, 1996 and 1997
    Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997
    Consolidated Statements of Changes in Shareholders' Equity for the Years
       Ended December 31, 1995, 1996 and 1997
    Notes to the Consolidated Financial Statements

  (b) Exhibits

    1.1* Charter of the Registrant

    1.2* Charter of the Registrant (English translation)

    2.1* Deposit Agreement dated as of July 27, 1998 among the Registrant, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

    10.1* Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

    10.2* Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service (English translation)

    10.3* Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

    10.4* Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (English translation)

    23.1**  Consent of KPMG Peat Marwick
--------

 *Previously filed

**Filed herewith

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its registration statement on Form 20-F, Commission File No. 001-14475, to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Telesp Participacoes S.A.

                                              /s/ Fernando Xavier Ferreira
                                          By: _________________________________
                                            Name: Fernando Xavier Ferreira
                                            Title:President

                                              /s/ Manuel Ramon Garcia Garcia

                                          By: _________________________________

                                            Name: Manuel Ramon Garcia Garcia

                                            Title:Vice-President

Dated: November 2, 1998

                           TELESP PARTICIPACOES S.A.

                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                    CONTENTS

Independent Auditors' Report..................................              F-2
Consolidated Balance Sheets...................................              F-3
Consolidated Statements of Income.............................              F-4
Consolidated Statements of Cash Flows.........................              F-5
Consolidated Statements of Changes in Shareholders' Equity....              F-6
Notes to the Consolidated Financial Statements................ F-7 through F-44

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Telesp Participacoes S.A.
Brasilia--DF

  We have audited the accompanying consolidated balance sheets of Telesp Participacoes S.A. as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telesp Participacoes S.A. as of December 31, 1996 and 1997, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

  Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the two-year period ended December 31, 1997 and shareholders' equity as of December 31, 1996 and 1997 to the extent summarized in Note 32 of the consolidated financial statements.

July 17, 1998

Brasilia, Brazil
KPMG Peat Marwick

                           TELESP PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 29)

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997
                (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF
              DECEMBER 31, 1997 AND THOUSANDS OF US DOLLARS--US$)

                                                        DECEMBER 31
                                            ------------------------------------
                                               1996       1997         1997
                                      NOTE      R$         R$          US$
                                      ----- ---------- ---------- --------------
                                                                  (UNAUDITED SEE
                                                                     NOTE 2B)
Current assets:
Cash and cash equivalents:
 Deposits with Banco do Brasil
  S.A...............................     27    716,111    801,748      718,155
 Other cash and cash equivalents....     11     17,040     56,597       50,696
Accounts receivable:
 Trade, net.........................     12    464,492    482,856      432,512
 Receivable from related parties....     25      8,127      4,540        4,067
Deferred and recoverable taxes......     12     46,143     31,054       27,816
Other assets:
 Other accounts receivable from
  related parties...................     25     20,954     14,633       13,107
 Other..............................     14    162,570    175,186      156,920
                                            ---------- ----------   ----------
 Total current assets...............         1,435,437  1,566,614    1,403,273
                                            ---------- ----------   ----------
Noncurrent assets:
 Deferred and recoverable taxes.....     13     21,536     11,323       10,142
Other assets:
 Other accounts receivable from
  related parties...................     25    347,175    346,084      310,000
 Other..............................     14     14,004     40,264       36,066
                                            ---------- ----------   ----------
 Total noncurrent assets............           382,715    397,671      356,208
                                            ---------- ----------   ----------
Permanent assets:
 Investments........................     15     63,133     93,590       83,832
 Property, plant and equipment,
  net...............................     16 12,334,860 12,589,455   11,276,832
                                            ---------- ----------   ----------
 Total permanent assets.............        12,397,993 12,683,045   11,360,664
Net assets of discontinued
 operations.........................     2d    274,505  1,259,819    1,128,465
                                            ---------- ----------   ----------
 Total assets.......................        14,490,650 15,907,149   14,248,610
                                            ========== ==========   ==========
Current liabilities:
 Payroll and related accruals.......     17    196,144    194,025      173,795
 Accounts payable and accrued
  expenses..........................     18    233,359    264,785      237,178
 Taxes other than income taxes......     19    208,390    226,147      202,568
Dividends:
 Payable to Telebras................  20,27    177,223    181,186      162,296
 Other..............................     20     86,246    137,386      123,061
Income taxes........................      9     61,056    133,956      119,989
Loans and financing:
 Payable to Telebras................  22,27    631,848     28,397       25,436
 Other financing....................     22      1,504        --           --
Provisions for contingencies........     23     13,063     51,623       46,241
Other liabilities:
 Due to related parties.............  21,27     86,002     73,472       65,812
 Other liabilities..................     21     87,566    143,110      128,188
                                            ---------- ----------   ----------
 Total current liabilities..........         1,782,401  1,434,087    1,284,564
                                            ---------- ----------   ----------
Noncurrent liabilities:
 Income taxes.......................      9    408,424    565,846      506,849
Loans and financing:
 Payable to Telebras................  22,27    135,315    114,985      102,996
 Other financing....................     22    358,791    357,614      320,328
Provisions for contingencies........     23     64,110     34,240       30,670
Other liabilities...................     21     29,706     25,491       22,832
                                            ---------- ----------   ----------
 Total noncurrent liabilities.......           996,346  1,098,176      983,675
                                            ---------- ----------   ----------
Minority interests in Telesp and
 CTBC...............................  2c,31  2,820,415  3,984,723    3,569,261
                                            ---------- ----------   ----------
 Shareholders' equity:
 Capital and reserves...............         6,987,757  7,268,928    6,511,043
 Retained earnings..................         1,180,578  1,607,744    1,440,114
                                            ---------- ----------   ----------
 Total shareholders' equity.........     25  8,168,335  8,876,672    7,951,157
                                            ---------- ----------   ----------
Funds for capitalization:
 Expansion plan contributions.......     26    721,222    490,740      439,574
 Other funds........................             1,931     22,751       20,379
                                            ---------- ----------   ----------
 Total funds for capitalization.....           723,153    513,491      459,953
                                            ---------- ----------   ----------
 Total liabilities and shareholders'
  equity............................        14,490,650 15,907,149   14,248,610
                                            ========== ==========   ==========

      See the accompanying notes to the consolidated financial statements.

                           TELESP PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 29)

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
     (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                           YEARS ENDED DECEMBER 31
                                 ----------------------------------------------
                                    1995        1996        1997        1997
                            NOTE     R$          R$          R$         US$
                            ---- ----------  ----------  ----------  ----------
                                                                     (UNAUDITED
                                                                        SEE
                                                                      NOTE 2B)
Net operating revenue from
 telecommunications
 services:
Services provided to third
 parties..................        2,553,392   3,512,597   3,734,928   3,345,511
Services provided to the
 Telebras operating
 companies................   27     190,510     197,608     351,740     315,066
                                 ----------  ----------  ----------  ----------
                              4   2,743,902   3,710,205   4,086,668   3,660,577
Cost of services:
Provided by third
 parties..................       (1,833,240) (2,073,443) (2,146,465) (1,922,666)
Provided by the Telebras
 operating companies......   27      (2,253)   (128,557)   (240,872)   (215,758)
                                 ----------  ----------  ----------  ----------
                                 (1,835,493) (2,202,000) (2,387,337) (2,138,424)
Gross profit..............    5     908,409   1,508,205   1,699,331   1,522,153
Operating expenses:
Selling expense...........    6    (209,672)   (250,307)   (331,162)   (296,634)
General and administrative
 expense..................         (643,163)   (585,468)   (580,918)   (520,349)
Other net operating
 income...................    7     264,607     228,860     222,105     198,948
                                 ----------  ----------  ----------  ----------
Operating income from
 continuing operations
 before interest
 income/expense...........          320,181     901,290   1,009,356     904,118
Allocated interest
 expense..................          (27,651)    (32,880)    (19,353)    (17,335)
                                 ----------  ----------  ----------  ----------
Operating income from
 continuing operations
 before unallocated
 interest income/expense..          292,530     868,410     990,003     886,783
Net nonoperating income
 (expense)................    8      (4,001)     94,716      15,233      13,645
Employees' profit share...               -      (32,465)    (52,940)    (47,420)
                                 ----------  ----------  ----------  ----------
Income from continuing
 operations before
 unallocated interest
 income/expense, taxes and
 minority interests.......          288,529     930,661     952,296     853,008
Income from discontinued
 cellular operations
 before unallocated
 interest income/expense,
 taxes and minority
 interests................          196,410     328,741     537,377     481,348
Unallocated interest
 income...................           48,585      98,405     202,751     181,611
Unallocated interest
 expense..................          (66,234)    (51,500)     (3,332)     (2,985)
                                 ----------  ----------  ----------  ----------
Income before taxes and
 minority interests.......          467,290   1,306,307   1,689,092   1,512,982
Income and social
 contribution taxes.......    9    (122,354)   (330,591)   (528,672)   (473,551)
                                 ----------  ----------  ----------  ----------
Income before minority
 interests................          344,936     975,716   1,160,420   1,039,431
Minority interests in
 CTBC.....................    2         (97)    (25,797)    (30,084)    (26,947)
                                 ----------  ----------  ----------  ----------
Income attributable to
 shareholders of Telesp...          344,839     949,919   1,130,336   1,012,484
Minority interests in
 Telesp...................    2     (83,229)   (224,058)   (330,212)   (295,783)
                                 ----------  ----------  ----------  ----------
Net income................          261,610     725,861     800,124     716,701
                                 ==========  ==========  ==========  ==========

      See the accompanying notes to the consolidated financial statements.

                           TELESP PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 29)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995 1996 AND 1997
     (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                           YEARS ENDED DECEMBER 31
                                 ----------------------------------------------
                                    1995        1996        1997        1997
                                     R$          R$          R$         US$
                                 ----------  ----------  ----------  ----------
                                                                     (UNAUDITED
                                                                     SEE NOTE
                                                                        2B)
OPERATING ACTIVITIES:
 Net income....................     261,610     725,861     800,124     716,701
 Less: Income from discontinued
  cellular operations before
  unallocated interest
  income/expense, taxes and
  minority interests...........    (196,410)   (328,741)   (537,377)   (481,348)
                                 ----------  ----------  ----------  ----------
 Income from continuing
  operations, net of
  unallocated interest
  income/expense and taxes
  applicable to both continuing
  and discontinued operations..      65,200     397,120     262,747     235,353
 Adjustments to reconcile net
  income to cash provided by
  operating activities:
  Depreciation and
   amortization................   1,180,412   1,316,306   1,459,858   1,307,648
  Minority interests...........      83,326     249,855     360,296     322,730
  Loss (gain) on permanent
   asset disposals.............       4,709     (82,628)     (9,958)     (8,920)
  Loss from changes in equity
   holding of subsidiary.......      14,049       1,252         721         646
  Other provisions.............      20,323       9,189      14,107      12,636
  Allowance for doubtful
   accounts....................       1,061       9,006       8,957       8,023
  Others.......................      10,059     (11,351)     (8,760)     (7,847)
  (Increase) decrease in income
   tax rate....................      95,283      (7,872)         -           -
  (Increase) in trade accounts
   receivable..................     (19,758)    (69,142)    (23,734)    (21,259)
  (Increase) in other current
   assets......................     (45,583)    (29,740)     (6,295)     (5,639)
  (Increase) decrease in other
   noncurrent assets...........         329    (358,320)    (13,902)    (12,453)
  Increase (decrease) in
   payroll and related
   accruals....................      (7,313)     36,416      (2,119)     (1,898)
  Increase (decrease) in
   accounts payable and accrued
   expenses....................     (92,382)     34,750      31,426      28,149
  Increase in taxes other than
   income taxes................      11,906      50,796      17,757      15,906
  Increase in other current
   liabilities.................      77,045      13,177      38,915      34,858
  Increase (decrease) in
   accrued interest............      (3,989)     11,257      (7,115)     (6,373)
  Increase (decrease) in income
   taxes.......................    (186,298)   (158,205)     23,926      21,431
  Increase (decrease) in
   provisions for
   contingencies...............      79,425     (62,788)      8,690       7,784
  Decrease in other noncurrent
   liabilities.................      (3,492)     (6,459)     (4,215)     (3,776)
                                 ----------  ----------  ----------  ----------
                                  1,284,312   1,342,619   2,151,302   1,926,999
                                 ----------  ----------  ----------  ----------
INVESTING ACTIVITIES:
 Additions to property, plant,
  and equipment................  (1,248,643) (1,323,330) (1,479,615) (1,325,345)
 Capitalized interest..........    (156,631)    (10,618)     (8,252)     (7,392)
 Proceeds from asset
  disposals....................      76,919      15,556       5,210       4,667
                                 ----------  ----------  ----------  ----------
                                 (1,328,355) (1,318,392) (1,482,657) (1,328,070)
                                 ----------  ----------  ----------  ----------
FINANCING ACTIVITIES:
 Loans repaid..................    (466,483)   (369,568)   (619,393)   (554,813)
 New loans obtained............     317,821     245,736          46          41
 Expansion plan contributions
  received.....................     226,940     698,896     818,992     733,601
 Dividends paid................    (135,535)   (220,544)   (258,148)   (231,233)
                                 ----------  ----------  ----------  ----------
                                    (57,257)    354,520     (58,503)    (52,404)
                                 ----------  ----------  ----------  ----------
Increase (decrease) in cash and
 cash equivalents from
 continuing operations.........    (101,300)    378,747     610,142     546,525
Net cash provided by (used in)
 discontinued operations before
 unallocated interest
 income/expense and taxes......     183,471     217,893    (484,948)   (434,385)
Cash and cash equivalents at
 beginning of year.............      54,340     136,511     733,151     656,711
                                 ----------  ----------  ----------  ----------
Cash and cash equivalents at
 end of year...................     136,511     733,151     858,345     768,851
                                 ==========  ==========  ==========  ==========

      See the accompanying notes to the consolidated financial statements.

                           TELESP PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 31)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
     (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS -- R$ OF DECEMBER 31, 1997)

                                             CAPITAL AND RETAINED
                                              RESERVES   EARNINGS     TOTAL
                                             ----------- ---------  ---------
Balances at December 31, 1994...............  6,011,650    718,798  6,730,448
Capital increase:
 Expansion plan contributions...............    203,471         -     203,471
 Resources from Telebras....................    183,874         -     183,874
Donations and subsidies for investments.....     31,567         -      31,567
Capitalized interest on construction in
 progress...................................     86,344         -      86,344
Change in tax rates.........................     91,863         -      91,863
Tax incentive investment credits............      2,040         -       2,040
Consolidation adjustments:
 Capitalized interest.......................         -      11,762     11,762
 Others.....................................         -      (1,530)    (1,530)
Net income..................................         -     261,610    261,610
Realization of unrealized income............   (109,422)   109,422         -
Appropriations:
 Transfers to reserves......................    233,458   (233,458)        -
 Dividends..................................         -    (231,034)  (231,034)
Minority interest movements.................    (97,204)    91,877     (5,327)
                                              ---------  ---------  ---------
Balances at December 31, 1995...............  6,637,641    727,447  7,365,088
Capital increase:
 Expansion plan contributions...............    412,278         -     412,278
 Donations and subsidies for investments....     10,886         -      10,886
Capitalized interest on construction in
 progress...................................    172,469         -     172,469
Change in tax rates.........................     (7,872)        -      (7,872)
Tax incentive investment credits............     16,530         -      16,530
Unclaimed dividends.........................         -         476        476
Consolidation adjustments:
 Capitalized interest.......................         -       8,600      8,600
 Others.....................................         -      (3,898)    (3,898)
Net income..................................         -     725,861    725,861
Realization of unrealized income............   (242,240)   242,240         -
Deferred tax on full indexation.............         -    (307,024)  (307,024)
Appropriations:
 Transfers to reserves......................     43,792    (43,792)        -
 Dividends..................................         -    (263,469)  (263,469)
Minority interest movements.................    (55,727)    94,137     38,410
                                              ---------  ---------  ---------
Balances at December 31, 1996...............  6,987,757  1,180,578  8,168,335
Capital increase:
 Expansion plan contributions...............  1,028,654         -   1,028,654
Donations and subsidies for investments.....      8,763         -       8,763
Capitalized interest on construction in
 progress...................................    148,308         -     148,308
Tax incentive investment credits............     53,016         -      53,016
Unclaimed dividends.........................         -       1,223      1,223
Consolidation adjustments:
 Capitalized interest.......................         -      10,833     10,833
 Expansion plan direct contributions........         -      32,621     32,621
 Others.....................................         -          33         33
Net income..................................         -     800,124    800,124
Realization of unrealized income............   (206,511)   206,511         -
Deferred tax on full indexation.............         -    (271,469)  (271,469)
Appropriations:
 Transfers to reserves......................     72,992    (72,992)        -
 Dividends..................................         -    (318,572)  (318,572)
Minority interest movements.................   (824,051)    38,854   (785,197)
                                              ---------  ---------  ---------
Balances at December 31, 1997...............  7,268,928  1,607,744  8,876,672
                                              =========  =========  =========

      See the accompanying notes to the consolidated financial statements.

                           TELESP PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 29)

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

1. OPERATIONS AND BACKGROUND

  Beginning in 1995, the federal government of Brazil (the "Federal Government") undertook a comprehensive reform of the telecommunications industry. In July, 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

  In preparation for the privatization of the Telebras system, the operating subsidiaries have been divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses have firstly been separated from the operating subsidiaries and subsequently the fixed-line businesses, the new cellular businesses and the long-distance operator have been combined into the twelve separate groups. Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries have been performed using a procedure under Brazilian corporate law called cisao or "spin-off". As part of this process Telesp Participacoes S.A. (the "Holding Company") was formed.

  Telesp Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including the 71.4% of the share capital of Telecomunicacoes de Sao Paulo S.A. ("Telesp") and the 29.6% of the share capital of Telesp's subsidiary Company Telefonica da Borda do Campo ("CTBC"), owned by Telebras. The Holding Company and its subsidiaries, Telesp and CTBC (the "Company") are the principal providers of fixed-line telecommunications services in the state of Sao Paulo under the terms of the concessions to be granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years. Until August 4, 1998, the Company was controlled by the Federal Government (see Note
31d).

  On January 30, 1998 the cellular telecommunications business of Telesp was spun off into a new company, Telesp Celular S.A., effective January 1, 1998.

  The Company's business, including the services it may provide and the rates it charges, is regulated by the Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

  The consolidated financial statements present the consolidated financial condition and results of operations of the Holding Company and its subsidiaries Telesp and CTBC. The portion of equity and net income attributable to shareholders other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests." At December 31, 1997, such minority shareholders owned 28.6% and 30.2% of the share capital of Telesp and CTBC, respectively.

  The fixed line telecommunications business of the Company is presented as continuing operations and the cellular telecommunications business is presented as discontinued operations for all periods. The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations. The formation of the Holding Company and the transfer of assets and liabilities from the Company to Telesp Celular S.A. have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

  The assets and liabilities of the cellular telecommunications business were transferred from Telesp to Telesp Celular S.A. at their indexed historical cost. The associated revenues and expenses were also allocated to Telesp Celular S.A. The consolidated financial statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications business of the Holding Company and its subsidiaries Telesp and CTBC been a separate legal entity during such period.

  As separate records of revenues and costs of services were maintained for the cellular business, the actual amounts could be identified and transferred. With respect to costs other than cost of services, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. The allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to human resource related expenses), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transport costs). Management believes that the amounts included in the financial statements fairly reflect the operating results of the business.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from Telesp. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, interest income and expense relating to the cellular telecommunications business could not be identified and consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense.

  The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Telesp, except for certain reclassifications within the consolidated balance sheets and the consolidated statements of income which have been made to conform previously published financial statements to the 1997 presentation within this registration statement, for the presentation of the cellular business of the Company as discontinued operations and to reflect the portion of equity and net income attributable to shareholders other than Telebras as minority interests.

  The accompanying consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


A. FULL INDEXATION TO DECEMBER 31, 1997

  The principal criteria adopted to prepare the fully indexed consolidated financial statements maintained in accordance with the practices described in
Note 3, are as follows:

 i. Inflation restatement index

  The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or "UFIR") through December 31, 1995 and the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas in 1996 and 1997 following the cessation of the widespread use of the UFIR which resulted from the change in Brazil's corporate law. Inflation for the three year period ended December 31, 1997, as measured by the UFIR and the IGP-M, was as follows:

                                                                        ANNUAL
   PERIOD                                                        INDEX INFLATION
   ------                                                        ----- ---------
                                                                           %
   Year ended December 31, 1995.................................  UFIR   22.5
   Year ended December 31, 1996................................. IGP-M    9.2
   Year ended December 31, 1997................................. IGP-M    7.7

  Management believes that these indices are appropriate indications of general price level inflation to be used under Brazilian and US GAAP, for the years indicated.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

 ii. Consolidated statements of income

  Items in the consolidated statements of income are adjusted to the balance sheet date by:

  . allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

  . allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "other net operating income."

 iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

  As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$307,024 in 1996 and R$271,469 in 1997 was recorded directly against retained earnings.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


B. TRANSLATION OF CONSTANT BRAZILIAN REAL AMOUNTS INTO US DOLLAR AMOUNTS

  The translation of Brazilian Real amounts into US dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian Real amounts could be converted to US dollars at this or any other rate.

C. PRINCIPLES OF CONSOLIDATION

  These consolidated financial statements include the financial records of the Holding Company and its subsidiaries Telesp and CTBC. All material intercompany accounts and transactions have been eliminated.

  Minority interests relate to the interest of shareholders other than Telesp in the financial position and results of operations of CTBC and the interest of shareholders other than Telebras in the Company.

D. DISCONTINUED OPERATIONS

  The consolidated financial statements reflect the cellular telecommunications business of Telesp as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of these discontinued operations have been excluded from the respective captions in the consolidated statements of income, balance sheets and statements of cash flows and have been reported as "Income from discontinued cellular operations before unallocated interest income/expense, taxes and minority interests"; as "Net assets of discontinued operations" and as "Net cash provided by (used in) discontinued operations" for all periods presented. Summarized financial information for the discontinued operations is as follows:

                                                     1995     1996      1997
                                                    ------- --------- ---------
   Net operating revenues.........................  524,415   773,936 1,296,265
   Income before unallocated interest
    income/expense, taxes and minority interests..  196,410   328,741   537,377
   Current assets.........................................    128,912   391,475
   Property, plant and equipment, net.....................  1,195,581 1,892,685
   Total assets...........................................  1,334,272 2,291,625
   Current liabilities....................................    252,026   311,644
   Total liabilities......................................  1,059,767 1,031,806
   Net assets of discontinued operations..................    274,505 1,259,819

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

A. CASH AND CASH EQUIVALENTS

  Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

B. TRADE ACCOUNTS RECEIVABLE

  Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered and discounted to their present value at the balance sheet date by applying the interest rate published

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

by the National Association of Investment Bankers ("ANBID"). Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Provision is made for trade accounts receivable for which recoverability is considered improbable.

D. FOREIGN CURRENCY TRANSACTIONS

  Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of income as they occur.

E. INVENTORIES

  Inventories are stated at the lower of indexed cost or replacement value. Cost of inventories is determined principally on the average cost basis. Inventories are separated into network expansion and maintenance inventories. Inventories for use in network expansion are classified as "Construction-in-progress" under "Property, plant and equipment". Maintenance inventories are classified as other current assets.

F. INVESTMENTS

  Other investments, which comprise items held to maturity or for investment purposes, are recorded at indexed cost, less a provision for losses when considered necessary.

G. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at indexed cost. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 16(b).

  Interest, calculated monthly at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

H. ACCOUNTS PAYABLE

  Accounts payable to suppliers are discounted to their present value using the ANBID interest rate.

I. VACATION PAY ACCRUAL

  Cumulative vacation pay due to employees is accrued as earned.

J. INCOME AND SOCIAL CONTRIBUTION TAXES

  Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.

K. LOANS AND FINANCING

  Loans and financing include accrued interest to the balance sheet date.

L. PROVISIONS FOR CONTINGENCIES

  Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


M. REVENUE RECOGNITION

  Revenues for all services are recognized when the service is provided. Revenues from local services consist of line rental charges, service charges based on the number of calls, network services, including interconnection and leasing high-capacity lines, maintenance charges and charges for other customer services. In 1997 revenue from local services also includes installation fees which are recognized when the installation is complete. Charges to customers for domestic, long-distance and international calls are based on time, distance and use of services. Billings are monthly; unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. The revenues from outgoing interregional and international long distance calls are divided between the Company and Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), a subsidiary of Telebras. The Company retains a fixed percentage of the customer charges for outgoing interregional and international long distance calls and pays the balance to Embratel.

N. INTEREST INCOME

  Interest income represents interest earned and gains and losses on investments after adjusting for the effects of inflation as measured by the variation in the inflation index. Unallocated interest income represents interest income that could not be allocated between continuing and discontinued operations.

O. INTEREST EXPENSE

  Interest expense represents interest incurred and gains and losses on loans and financing after adjusting for the effects of inflation as measured by the variation in the inflation index and net exchange gains of R$36,398, R$14,089 and R$22,684 in 1995, 1996 and 1997, respectively. Unallocated interest expense represents interest expense that could not be allocated between continuing and discontinued operations.

P. RESEARCH AND DEVELOPMENT

  Research and development costs are charged to expense as incurred. Total research and development costs were R$26,000, R$27,745, and R$23,610 for 1995, 1996 and 1997, respectively.

Q. PENSION AND POST-RETIREMENT BENEFITS

  The Company sponsors a separate entity that provides pensions and other post-retirement benefits for its employees through a multi-employer plan. Current contributions and costs are determined actuarially and are recorded on the accrual basis.

R. EMPLOYEE'S PROFIT SHARE

  The Company has made a provision for granting employees the right to a share of its profits. The amount recorded is the employee's profit share attributable to the continuing fixed-line telecommunications business.

S. EARNINGS PER THOUSAND SHARES

  Earnings per thousand shares has not been calculated as the capital structure of Telesp Participacoes S.A. was not in place at December 31, 1997.

T. SEGMENT INFORMATION

  The business operates solely in the segment of local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the state of Sao Paulo.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


U. USE OF ESTIMATES

  The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4. OPERATING REVENUE FROM FIXED TELECOMMUNICATIONS SERVICES

                                                1995        1996        1997
                                              ---------  ----------  ----------
   Local services:
     Monthly charges.........................   397,397     660,037     985,928
     Measured service charges................   730,479   1,063,737   1,355,632
     Public telephones.......................   107,581     133,270     174,216
     Other...................................    74,111     105,243     121,500
                                              ---------  ----------  ----------
     Total................................... 1,309,568   1,962,287   2,637,276
                                              ---------  ----------  ----------
   Non-local services
     Intra-and interregional................. 1,813,416   2,046,021   1,697,626
     International...........................   257,496     260,943     192,335
                                              ---------  ----------  ----------
     Total................................... 2,070,912   2,306,964   1,889,961
                                              ---------  ----------  ----------
   Data transmission.........................   192,555     225,823     170,344
   Network services..........................    74,384     429,700     668,839
   Other.....................................    57,543      52,059      69,840
                                              ---------  ----------  ----------
   Gross operating revenues.................. 3,704,962   4,976,833   5,436,260
   Value added and other indirect taxes......  (919,523) (1,212,111) (1,298,722)
   Discounts.................................   (41,537)    (54,517)    (50,870)
                                              ---------  ----------  ----------
   Net operating revenue..................... 2,743,902   3,710,205   4,086,668
                                              =========  ==========  ==========

  There are no customers who contribute more than 5% of gross operating revenues.

5. COST OF SERVICES

                                                     1995      1996      1997
                                                   --------- --------- ---------
   Depreciation and amortization.................. 1,101,913 1,223,573 1,274,710
   Personnel......................................   454,953   504,810   488,611
   Materials......................................    53,513    81,887    67,540
   Services.......................................   215,491   366,802   528,482
   Other..........................................     9,623    24,928    27,994
                                                   --------- --------- ---------
                                                   1,835,493 2,202,000 2,387,337
                                                   ========= ========= =========

6. SELLING EXPENSE

  Included in selling expense are provisions for doubtful customer accounts receivable of R$1,061, R$9,006 and R$8,957 in 1995, 1996 and 1997,
respectively.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


7. OTHER NET OPERATING INCOME (EXPENSE)

                                                       1995     1996     1997
                                                     --------  -------  -------
   Taxes other than income taxes....................   (2,721)  (1,353)  (3,788)
   Technical and administrative services............  212,857  103,990  189,478
   Provision for contingencies (Note 23)............ (100,952) (48,972) (58,819)
   Fines and expenses recovered.....................  169,867  111,461   49,353
   Other............................................  (14,444)  63,734   45,881
                                                     --------  -------  -------
                                                      264,607  228,860  222,105
                                                     ========  =======  =======

  Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to approximately R$86,154, R$106,633 and R$43,381 in 1995, 1996 and 1997,
respectively.

8. NET NONOPERATING INCOME (EXPENSE)

                                                            1995    1996   1997
                                                           ------  ------ ------
   Gain(loss) on disposal of permanent assets............. (4,709) 82,628  9,958
   Other income...........................................    708  12,088  5,275
                                                           ------  ------ ------
                                                           (4,001) 94,716 15,233
                                                           ======  ====== ======

9. INCOME AND SOCIAL CONTRIBUTION TAXES

  As explained in Note 2, as a result of non specific cash and certain non specific debt not being allocated to the cellular telecommunications business, the associated interest income and expense was not allocated. As a result, income tax expense and current tax liabilities have not been allocated to the discontinued cellular operations in the accompanying financial statements.

  Brazilian income taxes comprise federal income tax and the social contribution tax. In 1995, 1996 and 1997 the rates for income tax were 43%, 25% and 25%, respectively, and social contribution tax were 9.09%, 7.41% and 8.00%, respectively. As a result of legislation enacted in 1996, the social contribution tax in 1997 was no longer deductible from its own computation base, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 48.18%, 30.56% and 33.00% in 1995, 1996 and 1997, respectively.

  Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

  In prior years the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense, if the indexation of equity exceeded the indexation of permanent assets, and to taxable income, called "inflationary profit", if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it had been deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded subject to a minimum realization rate of 10% per annum (5% per annum prior to 1995).

  In 1995, 1996 and 1997, management elected to prepay income taxes on inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to utilize

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

an income tax rate of 10% instead of the then current rate of 25%. Similar reductions applied to the prepayments in 1995 and 1996. The result was a gain of R$56,932 and R$6,998 for 1996 and 1997, respectively, from the reduction in deferred tax liabilities.

  The following is an analysis of the income tax expense (benefit):

                                                       1995     1996     1997
                                                      -------  -------  -------
   Social contribution charge........................  42,918  108,087  136,553
   Income tax........................................ 125,587  270,304  399,117
   Deferred taxes....................................     672       -        -
   Effect of rate changes on deferred tax............ (46,823)   9,132       -
   Early payment incentives..........................      -   (56,932)  (6,998)
                                                      -------  -------  -------
   Total tax expense................................. 122,354  330,591  528,672
                                                      =======  =======  =======

  Supplementary information regarding taxes posted directly to shareholders' equity:

                                                       1995    1996      1997
                                                      ------ --------  --------
   Deferred taxes....................................     -  (307,024) (271,469)
   Effect of rate changes on deferred tax............ 91,863   (7,872)       -
                                                      ------ --------  --------
                                                      91,863 (314,896) (271,469)
                                                      ====== ========  ========

  The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

                                                 1995      1996       1997
                                                -------  ---------  ---------
   Income before taxes as reported in the
    accompanying financial statements.......... 467,290  1,306,307  1,689,092
                                                =======  =========  =========
   Tax charge at the combined statutory rate... 225,140    399,207    557,400
   Permanent additions:
     Non-deductible expenses...................   1,628        413      4,936
   Permanent exclusions:
     Tax exempt income.........................      -          -        (372)
     Capitalized interest...................... (59,117)    (7,007)    (7,734)
   Other items:
     Effect of rate changes on deferred tax.... (46,823)     9,132         -
     Early payment incentives..................      -     (56,932)    (6,998)
     Other incentives..........................  (9,622)   (14,427)   (20,912)
     Other, net................................  11,148        205      2,352
                                                -------  ---------  ---------
   Income and social contribution taxes as
    reported in the accompanying financial
    statements................................. 122,354    330,591    528,672
                                                =======  =========  =========
   Effective rate..............................    26.2%      25.3%      31.3%
                                                =======  =========  =========

  In 1997, the Company characterized part of its dividends proposed for payment at the end of 1997 as interest on shareholders' funds. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  The composition of deferred tax assets and liabilities, based on temporary differences is as follows:

                                                                  1996    1997
                                                                 ------- -------
   DEFERRED TAX ASSETS:
     Provisions for contingencies...............................  23,250  24,338
     Provision for pensions.....................................   4,182   8,454
                                                                 ------- -------
     Total (see Note 13)........................................  27,432  32,792
                                                                 ======= =======
   DEFERRED TAX LIABILITIES:
     Additional indexation expense from 1990....................   6,525      -
     Additional indexation expense from pre-1990................ 127,201  25,224
     Others..................................................... 301,048 578,493
                                                                 ------- -------
     Total...................................................... 434,774 603,717
                                                                 ======= =======

  All of the other deferred tax liabilities relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

  The composition of tax liabilities is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Social contribution tax payable..............................  34,447  26,415
   Federal income tax payable...................................     259  69,670
   Deferred tax liabilities..................................... 434,774 603,717
                                                                 ------- -------
   Total........................................................ 469,480 699,802
                                                                 ======= =======
   Current......................................................  61,056 133,956
   Noncurrent................................................... 408,424 565,846

10. CASH FLOW INFORMATION

                                                      1995    1996     1997
                                                     ------- ------- ---------
   Income and social contribution tax paid.......... 155,833 523,719   545,336
   Interest paid....................................  91,892  62,295     8,168
   Cash paid against provisions for contingencies...  21,527 111,760    50,129
   Non cash transactions:
     Conversion of loans into shares................ 183,874      -         -
     Tax incentive investment credits received......   2,040  16,530    53,016
     Donations received of property, plant and
      equipment.....................................  31,567  10,886    66,769
     Conversion of capitalizable funds into share
      capital and share premium..................... 203,471 412,278 1,028,654

11. CASH AND CASH EQUIVALENTS

                                                                    1996   1997
                                                                   ------ ------
   Cash...........................................................    448    288
   Bank accounts.................................................. 16,592 56,309
                                                                   ------ ------
                                                                   17,040 56,597
                                                                   ====== ======

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

12. TRADE ACCOUNTS RECEIVABLE, NET

                                                                1996     1997
                                                               -------  -------
   Accrued amounts............................................ 247,241  230,662
   Billed amounts............................................. 225,317  268,315
   Allowance for doubtful accounts............................  (8,066) (16,121)
                                                               -------  -------
                                                               464,492  482,856
                                                               =======  =======

  The changes in the allowance for doubtful accounts were as follows:

                                                          1995    1996    1997
                                                          -----  ------- -------
   Beginning balance..................................... 1,082    1,263   8,066
   Provision charged to selling expense.................. 1,061    9,006   8,957
   Write-offs............................................  (880) (2,203)   (902)
                                                          -----  ------- -------
   Ending balance........................................ 1,263    8,066  16,121
                                                          =====  ======= =======

13. DEFERRED AND RECOVERABLE TAXES

                                                                  1996    1997
                                                                 ------- -------
   Tax deducted at source.......................................   9,370     602
   Social contribution tax......................................   1,011   1,377
   Recoverable income tax.......................................  20,246   4,525
   Deferred tax assets..........................................  27,432  32,792
   Sales and other taxes........................................   9,620   3,081
                                                                 ------- -------
                                                                  67,679  42,377
                                                                 ======= =======
   Current......................................................  46,143  31,054
   Noncurrent...................................................  21,536  11,323

14. OTHER ASSETS

                                                                  1996    1997
                                                                 ------- -------
   Other debtors................................................  15,408  14,565
   Maintenance inventories......................................  57,503  58,976
   Prepayments..................................................  18,970   8,775
   Recoverable advances.........................................  63,031  58,640
   Fiscal incentive investments.................................   6,243  31,120
   Other........................................................  15,419  43,374
                                                                 ------- -------
                                                                 176,574 215,450
                                                                 ======= =======
   Current...................................................... 162,570 175,186
   Noncurrent...................................................  14,004  40,264

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

15. INVESTMENTS

                                                                    1996   1997
                                                                   ------ ------
   Fiscal incentive investments................................... 59,467 90,120
   Other investments..............................................  3,666  3,470
                                                                   ------ ------
                                                                   63,133 93,590
                                                                   ====== ======

16. PROPERTY, PLANT AND EQUIPMENT, NET

A. COMPOSITION:

                                                          1996         1997
                                                       -----------  -----------
   Construction-in-progress...........................   1,374,160    1,383,731
   Automatic switching equipment......................   8,079,031    7,646,253
   Other equipment....................................   9,312,850    9,948,052
   Buildings..........................................   4,739,214    5,011,257
   Other assets.......................................   1,917,020    1,989,900
                                                       -----------  -----------
   Total cost.........................................  25,422,275   25,979,193
   Accumulated depreciation........................... (13,087,415) (13,389,738)
                                                       -----------  -----------
   Property, plant and equipment, net.................  12,334,860   12,589,455
                                                       ===========  ===========

  Other equipment includes: Aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

  Other assets include: Underground cables, computer equipment, vehicles, land and other assets. Within "Other assets" the book value of land is R$165,889 at December 31, 1996 and R$170,457 at December 31, 1997.

B. DEPRECIATION RATES

  The annual depreciation rates applied to property, plant and equipment are as follows:

                                                                          %
                                                                      ----------
   Automatic switching equipment.....................................       7.69
   Transmission and other equipment..................................      10.00
   Buildings.........................................................       4.00
   Other assets (excluding land)..................................... 5.00-20.00

C. RENTALS

  The Company rents equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                                             1995   1996   1997
                                                            ------ ------ ------
   Rent expense............................................ 32,840 35,136 41,638
                                                            ====== ====== ======

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

   Year ending December 31,
   1998................................................................ 13,170
   1999................................................................  7,760
   2000................................................................  5,239
   2001................................................................  4,090
   2002................................................................  2,234
   2003 and thereafter.................................................  1,392
                                                                        ------
   Total minimum payments.............................................. 33,885
                                                                        ======

17. PAYROLL AND RELATED ACCRUALS

                                                                  1996    1997
                                                                 ------- -------
   Wages and salaries...........................................  14,527  31,314
   Accrued social security charges..............................  88,533  92,533
   Accrued benefits.............................................  90,698  67,965
   Payroll withholdings.........................................   2,386   2,213
                                                                 ------- -------
                                                                 196,144 194,025
                                                                 ======= =======

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                 1996    1997
                                                                ------- -------
   Suppliers................................................... 175,297 196,718
   Other accrued expenses......................................  58,062  68,067
                                                                ------- -------
                                                                233,359 264,785
                                                                ======= =======

19. TAXES OTHER THAN INCOME TAXES

                                                                  1996    1997
                                                                 ------- -------
   Value-added taxes............................................ 196,815 208,817
   Other indirect taxes on operating revenues...................  11,575  17,330
                                                                 ------- -------
                                                                 208,390 226,147
                                                                 ======= =======

20. DIVIDENDS

                                                                  1996    1997
                                                                 ------- -------
   Payable to Telebras.......................................... 177,223 181,186
   Other........................................................  86,246 137,386
                                                                 ------- -------
                                                                 263,469 318,572
                                                                 ======= =======

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


21. OTHER LIABILITIES

                                                                  1996    1997
                                                                 ------- -------
   Prior year dividends not claimed.............................  20,792  30,710
   Employees' profit share......................................  33,342  43,176
   Other........................................................  63,138  94,715
                                                                 ------- -------
                                                                 117,272 168,601
                                                                 ======= =======
   Current......................................................  87,566 143,110
   Noncurrent...................................................  29,706  25,491

22. LOANS AND FINANCING

                                                                 1996     1997
                                                               --------- -------
   Loans payable to Telebras..................................   767,163 143,382
   Other financing............................................   360,295 357,614
                                                               --------- -------
                                                               1,127,458 500,996
                                                               ========= =======
   Current....................................................   633,352  28,397
   Noncurrent.................................................   494,106 472,599

A. LOANS PAYABLE TO TELEBRAS

                                                                  1996    1997
                                                                 ------- -------
   Eurobonds, originally issued by Telebras..................... 289,842 142,535
   Debentures, originally issued by Telebras....................   1,487      -
   Loans and financing from Telebras............................ 474,985      -
   Other debt...................................................     849     847
                                                                 ------- -------
                                                                 767,163 143,382
                                                                 ======= =======

A.1 EUROBONDS ORIGINALLY ISSUED BY TELEBRAS

  These are represented by three issues, two denominated in US dollars and one in Italian Lira, as follows:

                                      PRINCIPAL                     ANNUAL   INTEREST
                                      REPAYMENT       ORIGINAL     INTEREST   PAYMENT
   ISSUE TERM                         SCHEDULE         VALUE         RATE    SCHEDULE    1996    1997
   ----- ----                       ------------- ---------------- -------- ----------- ------- -------
                                                  (US$ THOUSANDS)
      1  1992/1997...............   upon maturity        38,000     10.000% semi annual  42,557      -
      2  1992/1997...............   upon maturity        54,877     10.375% annual       78,851      -
                                                  (LIRA THOUSANDS)
      3  1996/1999...............   upon maturity   198,167,397     13.000% annual      145,363 125,768
                                                                                        ------- -------
   Principal..........................................................................  266,771 125,768
   Accrued interest...................................................................   23,071  16,767
                                                                                        ------- -------
   Total..............................................................................  289,842 142,535
                                                                                        ======= =======

  In addition to the contractual interest, in connection with the Eurobonds, the Company pays Telebras a 1% per year administrative fee on the outstanding balances.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


A.2 DEBENTURES ORIGINALLY ISSUED BY TELEBRAS

  These are represented by two issues, denominated in Brazilian Reais as follows:

                                           ORIGINAL
   ISSUE                                   QUANTITY ISSUANCE MATURITY 1996  1997
   -----                                   -------- -------- -------- ----- ----
                                           (UNITS)
   1......................................   1,874    1988     1998     571  -
   4...................................... 120,000    1993     2005     339  -
                                                                      ----- ---
   Principal.........................................................   910  -
   Accrued interest..................................................   577  -
                                                                      ----- ---
   Total............................................................. 1,487  -
                                                                      ===== ===

  The debentures are subject to an annual correction by the ANBID rate minus 5% points. In addition to these financial expenses, the Company pays Telebras a 1% per year administrative fee on the outstanding balances.

A.3 LOANS AND FINANCING FROM TELEBRAS

                                                                     1996   1997
                                                                    ------- ----
   Short term loans with Telebras.................................. 474,071  -
   Accrued interest................................................     914  -
                                                                    ------- ---
                                                                    474,985  -
                                                                    ======= ===

  The short-term loans were subject to the interest rate on federal treasury bills (the "Remuneracao Diaria dos Titulos Publicos") plus 0.25%.

B. OTHER FINANCING

                                                                  1996    1997
                                                                 ------- -------
   Equipment financing from Comtel.............................. 358,063 356,872
   Other........................................................   2,232     742
                                                                 ------- -------
                                                                 360,295 357,614
                                                                 ======= =======

  The loan with Comtel Brasileira Ltda. ("Comtel"), a supplier of telecommunications equipment, is repayable in full on September 26, 2004. The loan is denominated in US dollars and bears interest at a rate of 10.75% per annum. The loan is guaranteed by Telebras. As of December 31, 1996 and 1997, the amount due to Comtel includes R$9,186 and R$9,866 of accrued interest, respectively.

C. REPAYMENT SCHEDULE

  Noncurrent debt is scheduled to be repaid as follows:

                                                                          1997
                                                                         -------
   1999................................................................. 126,514
   2003 and thereafter.................................................. 346,085
                                                                         -------
                                                                         472,599
                                                                         =======

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


D. CURRENCY ANALYSIS

  Total debt is denominated in the following currencies:

                                             EXCHANGE RATE
                                          AT DECEMBER 31, 1997   1996     1997
                                          -------------------- --------- -------
                                             (UNITS OF ONE
                                            BRAZILIAN REAL)
   Brazilian Reais.......................             -          476,472      -
   US dollars............................         1.1164         485,294 358,462
   Italian lira..........................      0.0006342         165,692 142,534
                                                               --------- -------
                                                               1,127,458 500,996
                                                               ========= =======

  The Company does not hedge its foreign currency liabilities.

E. CREDIT AGREEMENT DEFAULTS

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Company constituted, an event of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. Substantially all of the Company's outstanding debt as of December 31, 1997 is in default or expected to be in default as a result of the privatization. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness.

  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to renegotiate its credit agreements. The Company believes that once the privatization is finalized, the Company's creditors will renegotiate the terms of these credit agreements and/or provide appropriate waivers regarding such defaults.

23. PROVISIONS FOR CONTINGENCIES

  The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for the amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's financial condition.

  The components of the charge included in the consolidated statements of income for contingent liabilities are as follows:

                                                            1995    1996   1997
                                                           ------- ------ ------
   Additional provisions..................................  75,814 32,101 44,761
   Payments in excess of provisions.......................  25,138 16,871 14,058
                                                           ------- ------ ------
                                                           100,952 48,972 58,819
                                                           ======= ====== ======

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  Provisions for contingent liabilities were as follows:

                                                                    1996   1997
                                                                   ------ ------
   Labor claims................................................... 31,258 63,740
   Disputed taxes................................................. 20,495 21,530
   Civil claims................................................... 25,420    593
                                                                   ------ ------
                                                                   77,173 85,863
                                                                   ====== ======
   Current........................................................ 13,063 51,623
   Noncurrent..................................................... 64,110 34,240

 Labor claims

  The provision for labor claims comprises management's estimate of the most probable loss in relation to various suits filed by current and former employees.

 Tax contingencies

 i. Workers Accident Insurance Tax

  The Company is a party to several lawsuits filed by the National Institute of Social Security in 1997 before the Justica Federal of Sao Paulo relating to the collection of the Seguro de Acidente de Trabalho (Workers Accident Insurance Tax or "SAT") for the period between January 1986 and June 1996. The aggregate amount involved in such lawsuits is approximately R$100 million. The Company has allowed judicial liens to be placed on five of its properties, valued at approximately R$61.6 million in the aggregate, pursuant to Brazilian legal procedures pending the outcome of such lawsuits. In the event the Company prevails in such lawsuits, such liens will be lifted from the properties. As management believes that the Company will prevail, no provision has been recorded.

 ii. Other taxes

  The determination of the manner in which the various federal, state and municipal Brazilian taxes apply to the operations of the Company is subject to varying interpretations arising from the unique nature of the Company's operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with legislation. Accordingly, any changes in the tax treatment afforded to the Company's operations will be the result of new legislation or interpretive rulings of the tax authorities that will, in the opinion of management, not have any retroactive impact. The amount of disputed taxes provided as of December 31, 1997, relates primarily to two cases with the tax authorities regarding INSS (an employee compensation tax) and ICMS (a sales tax). Management believes the likelihood of an unfavorable outcome is probable and accordingly have made a provision of R$21,530 at December 31, 1997, representing the total amount of the dispute.

 iii. ICMS on activation fees and other services

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services, but also other services, including cellular activation fees, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years to activation fees earned by the discontinued cellular operations, it would give rise to a maximum liability estimated at R$187,000.

 iv. Compensation of overpaid FINSOCIAL against COFINS

  A predecessor to the COFINS tax on gross operating revenues, called FINSOCIAL, was originally introduced at a rate of 0.5% which was subsequently increased in stages to a rate of 2.0%. The timing of these increases was successfully challenged in court by a number of Brazilian companies, giving rise to tax credits on account of past overpayments which could be compensated against current payments of the similar tax, COFINS. The Company recorded a credit for the overpaid FINSOCIAL tax in 1995 following both a High Court ruling decreeing the unconstitutionality of the rate increases and subsequent legislation allowing the taxpayer to offset the overpaid tax against other taxes due to the same taxing authority. The Company realized the benefit by offsetting its overpaid FINSOCIAL against current liabilities to COFINS and recognized a gain of R$ 52,382 million in 1995.

  The Company has not been questioned by the tax authorities in relation to this offset. However in 1997 the High Court effectively reversed its earlier decision and decided that the FINSOCIAL tax rate increases were applicable to service companies. Nevertheless the Company has maintained the credit taken in 1995 on the grounds that telecommunications services in Brazil are exempt from COFINS in accordance with the third amendment to the Brazilian Constitution of March 17, 1993 (Art. 155, (S) 3(degrees)) and also because they are considered to be a basic industry for all legal purposes in accordance with Decree 640 of March 2, 1962, which continues to be valid. If the Company were to be successfully challenged by the tax authorities and the FINSOCIAL tax offset were found to be without legal support, it would be liable to the unpaid COFINS tax which, together with interest and penalties for late payment, would comprise a liability amounting to approximately R$ 77,000 as of December 31, 1997, for which no provision has been established in the attached financial statements.

 Other

  A class action suit was filed against the Company in 1995 seeking an injunction against the Company's "servicos 900" (code 900 services). While the Company believes that it will prevail on the merits in this civil action, the Company faces an estimated loss in revenues of approximately R$72 million annually if an injunction is granted.

  Telebras, the legal predecessor of the Company, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote and, accordingly, no provision has been recorded.

 Litigation

  Management believes it has meritorious defenses to all lawsuits and legal proceedings in which the Company is a defendant. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


24. PROVISION FOR PENSIONS

  The Company participates in a multi-employer defined benefit pension and other post retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

  Approximately 90% of the Company's employees are covered by these plans. The Company contributed and charged to expense R$60,112, R$70,014 and R$67,547, in 1995, 1996 and 1997, respectively, in respect of pension fund contributions. Information from the plan's administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. Management has no intention of withdrawing from these plans, nor is there any intention to terminate the plans. As a member of a multi-employer plan, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company. The Company is also contingently liable for the total obligations of the plans. The funded status of the Sistel Plan is presented below.

  As a member of the multi-employer plans, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company. The Company is also contingently liable for the total obligations of the plans. The funded status of the Sistel plan is presented below.

  The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

  Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                            1996      1997
                                                          --------- ---------
   Accumulated pension and other post retirement benefit
    obligations.......................................... 3,235,223 3,775,898
   Other obligations.....................................   244,724   255,751
                                                          --------- ---------
       Total obligations................................. 3,479,947 4,031,649
                                                          ========= =========
   Combined plan assets:
     Interest bearing deposits........................... 1,849,298 1,714,153
     Stocks and shares................................... 1,548,629 2,360,786
     Investment properties...............................   376,805   363,305
     Loans to beneficiaries..............................   115,921   123,428
     Other investments...................................    56,229    52,195
                                                          --------- ---------
       Total plan assets................................. 3,946,882 4,613,867
                                                          ========= =========
   Excess of total plan assets over total obligations....   466,935   582,218
                                                          ========= =========

  In addition to the formal Sistel plan, the Company pays pension benefits to 684 former employees of CTB, a predecessor company, in accordance with agreements approved in 1971 and 1972. The Company accounts for the expense of this agreement on the cash basis because it believes that the actuarially computed liability and the annual expense are not material to its financial position or results of operations.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


25. SHAREHOLDERS' EQUITY

  The consolidated financial statements reflect the shareholders' equity of the Company, after segregating as minority interests the participation of minority shareholders in the Company at the historical percentages applicable to shareholders other than Telebras. The shareholders' equity has been segregated between capital, reserves and retained earnings.

26. EXPANSION PLAN CONTRIBUTIONS

  Expansion plan contributions are the means by which Telesp has financed the growth of its telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Such contributions were paid directly to Telesp and interest received, when payments were made in installments, was transferred to Telebras. The capital value received from the prospective telephone subscribers was treated as follows:

  . 80% was capitalized by Telesp in the name of Telebras, with the value per share issued to Telebras being equal to the equity value per share of Telesp at the end of the year preceding the capitalization.

  .  20% was remitted by Telesp to Telebras in the month following receipt.

  . Until December 31, 1995 the total capital value received was indexed from the month of receipt to the date of the next audited balance sheet and then capitalized in the name of the prospective subscriber by Telebras or by Telesp, at a value per share equal to the equity value per share shown in the audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telebras or Telesp were allowed the option of using a market value per share, when that was higher than the equity value. Also, as from June, 1995, the capitalization of expansion plan contributions was effected by Telesp issuing its own shares to expansion plan subscribers.

  Expansion plan contributions of R$406,147, R$698,896, and R$818,992 in 1995, 1996 and 1997, respectively, were received. Expansion plan contributions approved by the general meeting of shareholders for capitalization and transfer to shareholders' equity amounted to R$203,471, R$412,278, and R$1,028,654 in 1995, 1996 and 1997, respectively. The Company's expansion plan contribution program has been terminated with no new contracts being signed after June 30, 1997.

  In addition to the expansion plans which it promoted directly, Telesp also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook the development of the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The companies or individuals paid the contractor. On completion of the project Telesp incorporated the completed equipment into its fixed assets at the appraised value and credited expansion plan contributions which are then treated in the same manner as the capital values received from prospective telephone subscribers, as described above.

27. TRANSACTIONS WITH RELATED PARTIES

  The principal related party transactions take place with Embratel in respect of long-distance telecommunication. The Company has an operating agreement with Embratel, which defines the charge per minute for inter-or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concession granted to the Company by the Federal Government. All charges to customers, including long-distance are billed by the Company, who transfers the long-distance portion of the charges to Embratel. As a result, the Company normally has a payable to Embratel.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  Embratel and the cellular companies of Telebras must pay a network usage fee if they access end customers via the network of the Company. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Company for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and customers.

  In the past, the Company shared revenues for interregional and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Company's network. Under this system, the Company retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced on April 28, 1998 with the interconnection charge that had already been in place for interconnection of the Company's network with cellular networks, under which the Company charges for connection to its network and usage of its network.

  Additionally, as a result of telephone calls to and from the service areas of other telephone operators, the Company has receivable and payable positions with other telecommunications service providers in Brazil within the Telebras group of companies relating to charges for the use the networks belonging to those telecommunications service providers.

  A summary of the balances and transactions with these related parties is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Current assets:
     Trade accounts receivable..................................   8,127   4,540
     Other assets...............................................  20,954  14,633
   Non current assets
     Other assets............................................... 347,175 346,084
   Current liabilities:
     Loans and financing........................................ 631,848  28,397
     Other liabilities..........................................  86,002  73,472
     Dividends.................................................. 177,223 181,186
   Non current liabilities:
     Loans and financing........................................ 135,315 114,985
     Other liabilities..........................................      85      23

                                                        1995    1996    1997
                                                       ------- ------- -------
   Net operating revenues............................. 190,510 197,608 351,740
   Cost of services...................................   2,253 128,557 240,872
   Operating expenses.................................     693     683   2,931
   Net interest expense............................... 185,108  77,093  28,785

  Until the breakup of Telebras, the Company and the other companies of the Telebras system were required to contribute to the research and development center operated by Telebras and also conducted their own independent research and development. Following the breakup of Telebras, a private independently administered research and development center was established. Pursuant to an agreement signed in May 1998 between the research and development center and the Company, the Company is obligated to contribute R$98.5 million to the center during the three years ending May 2001.

  Additionally, Telebras charges a 1% per annum administration fee on the allocation to the Holding Company of debt originally contracted by Telebras. Telebras has also charged interest on inter company loans at a rate which is currently the interest rate on federal treasury bills plus 0.25%. These interest charges are included in the above table as net interest expense.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  Other related parties are Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included above because details of the type of telephone user were not maintained.

  The balances of amounts invested in government securities or through government controlled entities are:

                                                                  1996    1997
                                                                 ------- -------
   Cash and cash equivalents:
     Deposits with Banco do Brasil S.A.......................... 716,111 801,748

  The Company believes that all the costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the cessation of the activities previously performed by Telebras.

28. COMMITMENTS

  At December 31, 1997 the Company had approximately the following capital expenditure commitments:

   EXPECTED YEAR OF EXPENDITURE
   ----------------------------
   1998............................................................... 1,421,000
   1999...............................................................   436,000

  These commitments are to be spent on continuing expansion and modernization of the system, transmission equipment and data transmission equipment.

29. INSURANCE

  At December 31, 1997, in the opinion of management, all significant and high risk assets and obligations were insured.

30. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

  Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

  The fair value information as of December 31, 1996 and 1997 presented below is based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts at December 31, 1996, such amounts have been fully indexed to December 31, 1997 and current estimates of fair values may differ significantly from the amounts shown.

  Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

                                                  1996    1996    1997    1997
                                                  BOOK    FAIR    BOOK    FAIR
                                                  VALUE   VALUE   VALUE   VALUE
                                                 ------- ------- ------- -------
   Assets:
     Other assets:
       Deferred tax assets......................  27,432  16,406  32,792  30,261
   Liabilities:
     Income taxes............................... 469,480 186,787 699,802 508,502
     Loans and financing:
       Loans payable to Telebras................ 767,163 784,948 143,382 151,803
       Other financing.......................... 360,295 357,084 357,614 373,372

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

 Cash, cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities

  The carrying value of cash and cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities are a reasonable estimate of their fair values. Cash equivalents are represented principally by overnight-deposits for which the fair values were also considered to be the same as the carrying value, as also customer accounts receivable, other assets, accounts payable and accrued liabilities.


 Loans and financing

  Interest rates that are currently available to the Company for issuance of debt with similar terms and maturities were used to estimate fair value.

31. EVENTS SUBSEQUENT TO DECEMBER 31, 1997

A. INCORPORATION OF TELESP CELULAR S.A.

  At December 31, 1997, Telebras, through its operating subsidiaries was the principal supplier of public telecommunications services in Brazil, which included being the leading provider of fixed-line telephone services. On January 30, 1998 as part of a separation of the telephone business between fixed and cellular businesses by all of Telebras' subsidiaries, Telesp spun off the assets and liabilities at December 31, 1997 of its cellular telecommunications business into a separate company. This new company, called "Telesp Celular S.A.", was incorporated on January 5, 1998.

B. INCORPORATION OF TELESP PARTICIPACOES S.A.

  On May 22, 1998 the shareholders of Telebras approved Telebras' division into twelve new holding companies using a procedure under Brazilian corporate law called a cisao ("spin-off"), whereby existing shareholders received shares in the new companies in proportion to their holdings in Telebras. The new companies contain the assets and liabilities previously recorded in the accounts of Telebras, except for the following, which will remain on the books of Telebras and not be allocated to the new holding companies:

  . approximately R$98,000 of net assets which have been attributed to a newly constituted research foundation that will take over the activities previously performed by the Telebras Campinas Research and Development Center; and,

  . R$370,000 of net assets that will provide the funds required to liquidate Telebras, including approximately R$132,000 of retroactive dividends to be paid to the holders of new shares issued in April 1998, as a result of the resolution of the disputed capital increase of 1990, approximately R$50,000 of indemnity payments to employees and approximately R$87,000 of expenses arising out of the privatization process.

  In addition to approving the allocation of assets and liabilities to the new holding companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each new holding company, which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Telesp Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its Retained Earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the Holding Companies and resulted in an increase of R$171,236 in relation to the Company's historical retained earnings. These values

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 consolidated historical balances of the Company, and the "Holding Company Consolidated Statement" column summarizes the consolidated balance sheet of Telesp Participacoes S.A. after the spin-off.

  As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a cisao will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the cisao allocates from the parent company to the new company. Accordingly, upon formation, Telesp Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$8,278,167 includes retained earnings of R$1,778,980. The allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The "Adjustments and Eliminations" column includes (i) the elimination of the Holding Company's investment in the operating company, (ii) the elimination of inter company loans, payables and receivables, (iii) the elimination of the net assets of the discontinued cellular operations and (iv) the elimination of the minority shareholdings in the discontinued cellular operations.

                                                                         HOLDING
                          DECEMBER 31, 1997               ADJUSTMENTS    COMPANY
                             HISTORICAL       SPIN-OFF        AND      CONSOLIDATED
                              BALANCES      FROM TELEBRAS ELIMINATIONS  STATEMENT
                          ----------------- ------------- ------------ ------------
ASSETS
Cash and cash equiva-
 lents..................        858,345         439,216           --     1,297,561
Intercompany receiv-
 ables..................          4,540           1,405        (1,405)       4,540
Other current assets....        703,729         289,231      (184,080)     808,880
                             ----------       ---------    ----------   ----------
  Total current assets..      1,566,614         729,852      (185,485)   2,110,981
Intercompany receiv-
 ables..................        346,084           5,135        (5,135)     346,084
Other noncurrent as-
 sets...................         51,587           6,456           --        58,043
                             ----------       ---------    ----------   ----------
  Total noncurrent
   assets...............        397,671          11,591        (5,135)     404,127
Investment in subsidiar-
 ies....................            --        7,977,188    (7,977,188)         --
Other Investment........         93,590          89,460           --       183,050
Advances for future cap-
 ital increase..........            --          435,648      (435,648)         --
Property, plant and
 equipment, net.........     12,589,455          16,011           --    12,605,466
                             ----------       ---------    ----------   ----------
  Total permanent
   assets...............     12,683,045       8,518,307    (8,412,836)  12,788,516
Discontinued opera-
 tions..................      1,259,819             --     (1,259,819)         --
                             ----------       ---------    ----------   ----------
Total assets............     15,907,149       9,259,750    (9,863,275)  15,303,624
                             ==========       =========    ==========   ==========
LIABILITIES
Intercompany loans and
 financing..............         28,397         343,921        (1,405)     370,913
Other...................      1,405,690             --       (184,080)   1,221,610
                             ----------       ---------    ----------   ----------
  Total current
   liabilities..........      1,434,087         343,921      (185,485)   1,592,523
Loans and financing.....        472,599         135,996        (5,135)     603,460
Other...................        625,577             --            --       625,577
                             ----------       ---------    ----------   ----------
  Total noncurrent
   liabilities..........      1,098,176         135,996        (5,135)   1,229,037
Minority interests......      3,984,723             --       (360,335)   3,624,388
Share capital...........            --        3,238,421           --     3,238,421
Capital and reserves....      7,268,928             --     (7,268,928)         --
Income reserves.........            --        3,260,766           --     3,260,766
Retained earnings.......      1,607,744       1,778,980    (1,607,744)   1,778,980
                             ----------       ---------    ----------   ----------
  Total shareholders'
   equity...............      8,876,672       8,278,167    (8,876,672)   8,278,167
Funds for capitaliza-
 tion...................        513,491         501,666      (435,648)     579,509
                             ----------       ---------    ----------   ----------
Total liabilities and
 shareholders' equity...     15,907,149       9,259,750    (9,863,275)  15,303,624
                             ==========       =========    ==========   ==========

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

  The separation of the fixed and cellular telecommunications business and the formation of the Holding Company have been accounted for as reorganizations of entities under common control in a manner similar to a pooling of interests. Brazilian corporate and tax law allows state controlled companies which are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun-off. Furthermore, as allowed by Brazilian corporate law, the amount shown in the "Spin-off from Telebras" column as "Investment in subsidiaries" was determined based on the balance sheets of those subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company for 1998 will include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash, other assets and loans and financing allocated from Telebras as of March 1, 1998.

  The capital stock of the Holding Company is comprised of preferred shares and common shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,351,903 thousand outstanding common shares (net of 17,128 thousand common shares in treasury). The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

  The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of the Holding Company.

  Under the Brazilian Corporation Law, the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares.

Dividends

  Pursuant to its By-laws, Telesp Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

  For purposes of Brazilian Corporation Law, and in accordance with Telesp Participacoes S.A.'s By-laws, the "Adjusted Net Income" is an amount equal to Telesp Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

  On June 7, 1990 the Board of Directors of Telebras authorized an increase in the Company's share capital by public offer. During the offer period the CVM initiated an investigation as to whether Brazilian securities law and regulations regarding the correct pricing of the new shares issued had been violated because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras shares traded on the Brazilian stock exchanges. Nevertheless, the Federal Prosecutor decided to pursue the issue

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

through judicial channels. In April 1998, resolution was reached on the disputed Telebras capital increase of 1990. In connection with the resolution, Telebras issued 13,718,350 thousand shares of preferred stock.

Loans and Financing

  The loans and financing transferred from Telebras comprise financing from various banks and suppliers of telecommunications equipment, as follows:


                                                             BALANCE AT
                                        ANNUAL              DECEMBER 31,
                        CURRENCY     INTEREST RATE MATURITY     1997
                     --------------- ------------- -------- ------------
Medio credito          U.S. Dollar       1.75%       2014      49,819
Citibank               U.S. Dollar      Various      2024       6,004
EDC--Tranche A         U.S. Dollar      11.55%       2001       4,215
EDC--Tranche B         U.S. Dollar   LIBOR + 1.5%    2001         848
EDC II                 U.S. Dollar   LIBOR + 1.0%    2002      62,098
EDC III                U.S. Dollar   LIBOR + 1.0%    2002      36,416
CIDA                 Canadian Dollar     3.00%       2005       1,095
J.P. Morgan           Italian Lira       13.00       1999     319,462
                                                              -------
                                                              479,917
                                                              =======
Current portion                                               343,921
Non-current portion                                           135,996

C. NEW REGULATORY ENVIRONMENT

  On April 28, 1998 the revenue sharing regime used to divide interregional and international long-distance revenues between Embratel and the Company was replaced with a network usage fee for interconnection, based on the terms of an interconnection agreement with Embratel which became effective in April 1998.

  The terms of this interconnection agreement, particularly pricing and technical requirements, will significantly affect the Company's results of operations, competitive environment and capital expenditure policies. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection.

  The Company does not expect the terms of the interconnection agreement to have a material impact on net income initially as reduced net operating revenues under the new structure are expected to be offset by a supplemental per-minute rebate from Embratel called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Under the General Plan on Concessions and Licenses, the fixed-line companies and Embratel, an affiliate providing long distance services, are prohibited from offering certain basic fixed-line telecommunications services until they fulfill certain specified obligations. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. After the privatization is effected, Embratel will be allowed to enter the market for intraregional long-distance service as a competitor to the regional fixed-line companies once the privatization of Telebras is completed.

D. CHANGE IN CONTROL (UNAUDITED)

  On July 29, 1998, the Federal Government sold to twelve separate buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

32. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

  The Company's accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

A. DIFFERENT CRITERIA FOR CAPITALIZING AND DEPRECIATING CAPITALIZED INTEREST

  Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves.

  Under US GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and US GAAP which is included in the net book value of disposed property, plant and equipment. Although these amounts have been determined to be the same, they are presented individually in both the determination of the capitalized interest difference and in the determination of the amortization of the capitalized interest difference in order to demonstrate the origin of the reconciling items for capitalized interest and amortization of capitalized interest which are disclosed in the net income reconciliation of the differences between US and Brazilian GAAP.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

                                                                1996      1997
                                                              --------  --------
   CAPITALIZED INTEREST DIFFERENCE
   US GAAP capitalized interest:
     Interest which would have been capitalized and credited
      to income under US GAAP (Being interest incurred on
      loans from the Company's parent and from third
      parties, except in years where total loans exceeded
      total construction in progress, when capitalized
      interest is reduced proportionately)..................   117,428    88,600
     Difference in accumulated capitalized interest on
      disposals.............................................     2,854    15,275
                                                              --------  --------
                                                               120,282   103,875
                                                              --------  --------
   Less Brazilian GAAP capitalized interest:
     Interest capitalized and credited to income under
      Brazilian GAAP (Up to the limit of interest incurred
      on loans obtained for financing capital investments)..   (20,864)  (15,013)
     Interest capitalized and credited to reserves under
      Brazilian GAAP (Difference between total capitalized
      interest and interest capitalized and credited to
      income)...............................................  (172,469) (148,308)
                                                              --------  --------
       Total capitalized interest under Brazilian GAAP (12%
        per annum, applied monthly to the balance of
        construction-in-progress)...........................  (193,333) (163,321)
                                                              --------  --------
     US GAAP Difference.....................................   (73,051)  (59,446)
                                                              ========  ========
   AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
     Amortization under Brazilian GAAP......................   204,360   228,727
     Less: Amortization under US GAAP.......................  (175,639) (187,299)
       US GAAP difference in accumulated amortization on
        disposals...........................................    (2,854)  (15,275)
                                                              --------  --------
     US GAAP Difference.....................................    25,867    26,153
                                                              ========  ========

B. REVERSAL OF PROPOSED DIVIDENDS

  Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

C. PENSION AND OTHER POST-RETIREMENT BENEFITS

  The Company participates in a multi-employer plan ("Sistel") and provides for the costs of pensions and other post retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For the purposes of US GAAP, the Company is considered to contribute to a multiemployer plan and consequently is required to disclose its annual contributions and the funded status of the plan in accordance with US GAAP.
Note 33 shows the funded status of Sistel. The provisions of SFAS No. 87, for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


D. ITEMS POSTED DIRECTLY TO SHAREHOLDERS' EQUITY ACCOUNTS

  Under Brazilian GAAP various items are posted directly to shareholders' equity accounts, that, under US GAAP, would be posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. The posting of such items to shareholders' equity in the subsidiaries gives rise to consolidation adjustments in the statements of changes in shareholders' equity. Since the original postings equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates posted directly to shareholders' equity accounts arises from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve arising from pre-1990 indexation adjustments to property, plant and equipment.

E. EARNINGS PER SHARE

  Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1997, earnings per share is not presented for Brazilian GAAP.

  In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to one thousand shares.

  As discussed in Note 1, the Company was not formed until subsequent to December 31, 1997. For US GAAP purposes, the equity structure utilized for the earnings per share computations is that of the new entity formed in May 1998. The Holding Company's equity structure has been used for all years presented. At the date of formation, the company had 124,351,903 thousand common shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand preferred shares outstanding (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras).

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This new statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

  Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends up to a minimum of 6% of adjusted net income (as defined in the Company's by-laws) (distributable net income) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Common stock dividends are calculated as up to 25% of adjusted net income or an amount equal to the preferred stock dividend, whichever is less. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company's subsidiary Telesp, as indicated below.

  The weighted-average number of common and preferred shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras), respectively. The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed line services. These amounts are reflected as "funds for capitalization" in the accompanying consolidated balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 26 to the consolidated financial statements). These activities are dilutive in nature to the shareholders of the Company, whether the shares to be issued are those of the Holding Company's subsidiary, Telesp (which will impact the minority interest recognized) or of the Company itself. The expectation is that the shares would be issued in the subsidiary companies rather than in the Holding Company based on the manner in which such shares were issued in 1997 and 1998. Management of the Holding Company determined this manner of issuing the shares in these two years was appropriate as a result of the dilution of the Brazilian Government's share of the ordinary voting shares of the Holding Company below the 50% level which would have occurred if the shares had been issued by the Holding Company. The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved (see note 26). If subsidiary shares had been issued historically, the reduction to net income to increase net earnings allocated to minority shareholders for 1996 and 1997 would have been R$84,427 and R$37,922, respectively.

  The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend of R$0.82 and R$0.99 per preferred share in 1996 and 1997, respectively. The preferred shareholders would share equally in the undistributed earnings of the Company in the amount of R$1.41 and R$1.87 per preferred share in 1996 and 1997, respectively.

  In April 1998, resolution was reached on the disputed capital increase of 1990 (see Note 31b). In connection with the resolution, the Company issued 13,718,350 shares of preferred stock. For Brazilian GAAP and US GAAP, such shares are considered outstanding when issued.

  Earnings per share has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.

F. DISCLOSURE REQUIREMENTS

  US-GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US-GAAP.

G. INCOME TAXES

  Telesp fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS 109, "Accounting for Income Taxes", except in connection with the deferred income tax effects of indexation adjustments in 1996

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

and 1997 (see Note 2(a)(iii)). Under US GAAP the deferred tax effects of the 1996 and 1997 indexation for financial reporting purposes would be charged to income and social contribution taxes in the statement of income. Consequently, this is the only material difference in the implementation of SFAS 109 other than in relation to the US GAAP adjustments described in this note to the financial statements, and for the fact that deferred income taxes are shown gross rather than being netted as required by US GAAP. Additionally, for US GAAP purposes, deferred tax assets and liabilities are classified as current or non current based on the classification of the asset or liability attributing to the temporary difference.

H. INTEREST INCOME (EXPENSE)

  Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

I. EMPLOYEES' PROFIT SHARE

  Brazilian GAAP requires employees' profit share to be shown as an appropriation of net income for the year. Under US GAAP employee profit sharing is included as an expense in arriving at operating income.

J. PERMANENT ASSETS

  Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

  Gains on the disposal of permanent assets were R$82,628 and R$9,958 in 1996 and 1997, respectively. For Brazilian GAAP, the gain on disposal of permanent assets includes the difference between the net book value of the assets retired from service and the values of the refurbished assets returned to service at replacement cost values. Such gains are classified as non-operating income for Brazilian GAAP. Under US GAAP, since assets requiring refurbishment are not disposed of, the refurbishment activities would not give rise to gain on disposal. Under US GAAP refurbishment costs meeting the criteria of capitalization would be added to the cost of the related asset and amortized over its remaining useful life. The net book value of the refurbished equipment under Brazilian GAAP does not exceed that under US GAAP, accordingly, no US GAAP adjustment is reflected in the US GAAP reconciliation. Additionally, under US GAAP, the difference between the net book value of the assets retired from service and the value of the refurbished assets returned to service, amounting to R$88,145 and R$6,182 in 1996 and 1997, would be a reduction of the corresponding refurbishment expenses (classified as cost of services under Brazilian GAAP) rather than a credit to gains on the disposal of permanent assets (classified as nonoperating income (expense) under Brazilian GAAP).


K. PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

  The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

L. FUNDS FOR CAPITALIZATION

 i. Expansion plan contributions

  Under Brazilian GAAP, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the equity value per share shown on the latest audited balance sheet.

  From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the equity value. For US GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders' equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

 ii. Donations and subsidies for investments

  Under Brazilian GAAP those amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company's assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

M. LOANS AND FINANCING

  For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company waivers for such defaults. For Brazilian GAAP, loans and financing balances in technical default are not always classified as current liabilities. All (R$483,487) of the Company's outstanding debt at December 31, 1997 is currently in default or is expected to be in default as a result of the privatization and accordingly, for US GAAP, would be classified as current liabilities.

N. VALUATION OF LONG-LIVED ASSETS

  For US GAAP, effective January 1, 1996 the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Company's results or financial condition.

  Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

O. RETAINED EARNINGS

  For Brazilian GAAP, a company formed as a result of a cisao may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the cisao would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin-off, the Company will have US GAAP distributable capital of R$1,778,980.

                           TELESP PARTICIPACOES S.A.

    (Amounts expressed in millions of Brazilian Reais, of December 31, 1996)

P. RECOGNITION OF GAINS FROM DISPUTED TAXES

  Brazilian GAAP is less rigorous than US GAAP in establishing the criteria which must be met for the recognition of a gain such as the R$52,382 recognized by the Company in 1995 in relation to overpaid FINSOCIAL taxes (see Note 23). Under US GAAP this amount would be considered a gain contingency which would not be recognized until receipt of the benefit were to be considered full and final.

NET INCOME RECONCILIATION OF THE DIFFERENCE BETWEEN US AND BRAZILIAN GAAP

                                                          1996         1997
                                                           R$           R$
                                                       -----------  -----------
Income from continuing operations, before unallocated
 interest income/expense, taxes and minority
 interests...........................................      930,661      952,296
Add (deduct):
  Different criteria for:
    Capitalized interest.............................      (73,051)     (59,446)
    Amortization of capitalized interest.............       25,867       26,153
  Contributions to plant expansion:
    Amortization of deferred credit..................       18,543       19,709
    Donations and subsidies for investment...........          --       (32,621)
  Interest on construction in progress...............      167,446      135,805
  Consolidation adjustments..........................        4,702       43,487
                                                       -----------  -----------
US GAAP income from continuing operations before
 unallocated interest income/expense, income taxes
 and minority interests..............................    1,074,168    1,085,383
                                                       -----------  -----------
Income from discontinued operations before
 unallocated interest income/expense, income taxes
 and minority interests as reported..................      328,741      537,377
  Effect of US GAAP differences on income from
   discontinued operations...........................        5,748           49
                                                       -----------  -----------
US GAAP income from discontinued operations before
 unallocated interest income/expense, income taxes
 and minority interests..............................      334,489      537,426
                                                       -----------  -----------
Items relating to continuing and discontinued
 operations:
 Unallocated interest income.........................       98,405      202,751
 Unallocated interest expense........................      (51,500)      (3,332)
 Income and social contribution taxes................     (330,591)    (528,672)
 Minority interests, Brazilian GAAP basis............     (249,855)    (360,296)
 Add (deduct):
  Items posted directly to shareholder's equity:
    Effects of changes in income tax rates...........       (7,872)         --
    Deferred tax on full indexation..................     (307,024)    (271,469)
    Tax incentive investment credits.................       16,530       53,016
  Deferred tax effects of the above adjustments:
    In respect of continuing operations..............       21,916       18,326
    In respect of discontinued operations............         (212)       4,110
  CTBC minority interests in the above adjustments...        6,207       11,931
  Telesp minority interests in the above
   adjustments.......................................      109,492      169,331
                                                       -----------  -----------
US GAAP net income...................................      714,153      918,505
                                                       ===========  ===========
NET INCOME PER THOUSAND SHARES IN ACCORDANCE WITH US
 GAAP
Common shares--Basic.................................         2.86         2.23
                                                       ===========  ===========
  Weighted average (thousand) common shares outstand-
   ing...............................................  124,351,903  124,351,903
Common shares--Diluted...............................         1.96         2.75
                                                       ===========  ===========
  Weighted average (thousand) common shares outstand-
   ing...............................................  124,351,903  124,351,903
Preferred shares--Basic..............................         2.86         2.23
                                                       ===========  ===========
  Weighted average (thousand) Preferred shares out-
   standing..........................................  196,311,647  196,311,647
Preferred shares--Diluted............................         1.96         2.75
                                                       ===========  ===========
  Weighted average (thousand) Preferred shares out-
   standing..........................................  196,311,647  196,311,647

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

SHAREHOLDERS' EQUITY RECONCILIATION OF THE DIFFERENCE BETWEEN US AND BRAZILIAN GAAP

                                                          1996         1997
                                                           R$           R$
                                                       -----------  -----------
Total shareholders' equity as reported................   8,168,335    8,876,672
Add (deduct):
  Different criteria for:
    Capitalized interest..............................    (344,315)    (403,761)
    Amortization of capitalized interest..............     145,425      171,578
  Reversal of proposed dividends......................     263,469      318,572
  Reversal of COFINS tax credit.......................     (52,382)     (52,382)
  Contributions to plant expansion:
    Amortization of deferred credit...................      55,727       75,436
    Subscribed capital stock..........................     559,710      328,661
    Donations and subsidies for investment............     (81,113)    (122,497)
  Deferred tax effects of above adjustments...........     144,596      162,922
  CTBC minority interest in the above adjustments.....      39,873       61,037
  Adjustments in respect of discontinued operations:
    Adjustments before income taxes...................        (430)     (12,884)
    Deferred tax effects of these adjustments.........         143        4,252
  Telesp minority interest in the above adjustments...    (139,617)    (110,455)
                                                       -----------  -----------
US GAAP shareholders' equity..........................   8,759,421    9,297,151
                                                       ===========  ===========
US GAAP supplementary information:
  Total assets........................................  14,436,069   15,829,256
                                                       ===========  ===========
  Property, plant and equipment.......................  25,077,960   25,575,432
  Accumulated depreciation............................ (12,941,990) (13,218,160)
                                                       -----------  -----------
  Net property, plant and equipment...................  12,135,970   12,357,272
                                                       ===========  ===========

  The deferred tax effect of the US GAAP adjustments noted above would be classified mainly as a noncurrent asset in the balance sheet.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP

                                               CAPITAL AND RETAINED
                                                RESERVES   EARNINGS     TOTAL
                                               ----------- ---------  ---------
Balances at December 31, 1995................   6,155,597  1,533,694  7,689,291
Expansion plan contributions:
 Received....................................     696,965        --     696,965
 Deferred credits............................      (1,384)       --      (1,384)
Net income...................................         --     714,153    714,153
Realization of unrealized income.............    (242,240)   242,240        --
Transfers to reserves........................      43,792    (43,792)       --
Dividends paid...............................         --    (230,556)  (230,556)
Minority interest in Telesp on all movements
 in shareholders' equity, except for net
 income......................................     (79,536)   (29,512)  (109,048)
                                                ---------  ---------  ---------
Balances at December 31, 1996................   6,573,194  2,186,227  8,759,421
Expansion plan contributions:
 Received....................................     798,172        --     798,172
 Deferred credits............................        (567)       --        (567)
Net income...................................         --     918,505    918,505
Realization of unrealized income.............    (206,511)   206,511        --
Transfers to reserves........................      72,992    (72,992)       --
Dividends paid...............................         --    (262,247)  (262,247)
Minority interest in Telesp on all movements
 in shareholders' equity, except for net
 income .....................................    (667,710)  (248,423)  (916,133)
                                                ---------  ---------  ---------
Balances at December 31, 1997................   6,569,570  2,727,581  9,297,151
                                                =========  =========  =========

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


33. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

A. PENSION AND POST-RETIREMENT BENEFITS

  The Company, together with other companies in the Telebras group, sponsor multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP are as follows:

Pension benefit plan

                                                          1996        1997
                                                       ----------  ----------
   Funded status:
     Accumulated benefit obligation:
       Vested.........................................  1,793,943   1,919,975
       Non vested.....................................  3,250,909   3,479,300
                                                       ----------  ----------
         Total........................................  5,044,852   5,399,275
                                                       ==========  ==========
     Projected benefit obligation.....................  6,636,907   7,258,074
     Fair value of plan assets........................ (3,430,572) (3,897,051)
                                                       ----------  ----------
     Projected obligation in excess of assets.........  3,206,335   3,361,023
                                                       ==========  ==========
   The actuarial assumptions used were as follows:
     Discount rate for determining projected benefit
      obligations.....................................       6.00%       6.00%
     Rate of increase in compensation levels..........       3.25%       3.25%
     Expected long-term rate of return on plan
      assets..........................................       6.00%       6.00%

  The above are real rates and exclude inflation.

  Amortization of the unrecognized liability at transition: 18.94 years commencing on January 1, 1991.

OTHER POST-RETIREMENT BENEFITS PLAN

                                                             1996       1997
                                                           ---------  ---------
   Funded status:
     Accumulated post-retirement benefit obligations:
       Retirees and dependents............................   371,125    380,561
       Fully eligible active plan participants............    32,631     34,589
       Other active plan participants.....................   885,917    997,791
                                                           ---------  ---------
                                                           1,289,673  1,412,941
     Fair value of plan assets............................   (76,600)   (96,141)
                                                           ---------  ---------
     Funded status........................................ 1,213,073  1,316,800
                                                           =========  =========

  Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

  Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00 % in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1997 by R$237,063. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension calculations.

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)


  The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

  The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$400,370 and R$487,269 in 1996 and 1997, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted but is disclosed in a note as being a contingency. Management of the pension fund have determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for US GAAP purposes, management of the Company believe that the assessment of this potential income tax liability is probable. Accordingly, in determining the funded status for US GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

B. CONCENTRATION OF RISK

  The Company is prohibited from investing any surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or the Federal Government owned bank, Banco do Brasil S.A. There have been no losses in cash equivalents.

  Credit risk with respect to customer accounts receivable is diversified. The Company continually monitors the level of customer accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is one month past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

  For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.

  Approximately 54% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes--Fenattel, or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes--Fittel. Management negotiates a new collective labor agreement every year with the local union. The collective agreement currently in force expires in November 1998.

  There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

C. NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 130, "REPORTING COMPREHENSIVE INCOME"

  SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION"

  SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a

                           TELESP PARTICIPACOES S.A.

   (Amounts expressed in thousands of Brazilian Reais, of December 31, 1997)

means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or hold assets, and major customers.

SFAS NO. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS"

  SFAS No. 132 revises and standardizes employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

  The Company will comply with the requirements of SFAS 130, 131 and 132 in 1998.